Filed Pursuant to General Instruction II.L of Form F-10
File No. 333-199119

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This prospectus supplement (the “Prospectus Supplement”), together with the accompanying short form base shelf prospectus dated October 14, 2014 to which it relates, as amended or supplemented, (the “Prospectus”) and each document deemed to be incorporated by reference in the short form base shelf-prospectus, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons authorized to sell such securities.

Information has been incorporated by reference in this Prospectus Supplement from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of Great Panther Silver Limited at 1330 – 200 Granville Street, Vancouver, British Columbia, V6C 1S4, telephone: (604) 608-1766, and are also available electronically at www.sedar.com.

PROSPECTUS SUPPLEMENT
To the Short Form Base Shelf Prospectus dated October 14, 2014

New Issue	July 6, 2016

GREAT PANTHER SILVER LIMITED

US$26,000,000
16,250,000 Units

We are hereby qualifying for distribution 16,250,000 units (the “Offered Units”) of Great Panther Silver Limited (“Great Panther” or the “Company”) at a price (the “Offering Price”) of US$1.60 per Offered Unit (the “Offering”). Each Offered Unit consists of one common share of the Company (a “Unit Share”) and one-half of one common share purchase warrant of the Company (each whole common share purchase warrant, a “Warrant”). Each whole Warrant will entitle the holder thereof to purchase one common share of the Company (a “Warrant Share”) at an exercise price of US$2.25 per Warrant Share for a period of 18 months from the closing of the Offering. The Offering is made pursuant to an amended and restated underwriting agreement (the “Underwriting Agreement”) dated July 6, 2016 among us and Cantor Fitzgerald Canada Corporation (“Cantor”) and Rodman & Renshaw a unit of H.C. Wainwright & Co., LLC (“H.C. Wainwright”), as co-lead underwriters and joint bookrunners, and Euro Pacific Capital, Inc. and Sprott Private Wealth LP, as co-managers (collectively, the “Underwriters”), as more fully described under the section entitled “Plan of Distribution” in this Prospectus Supplement. The Offered Units will be offered in the United States and Canada through the Underwriters either directly or through their respective U.S. or Canadian broker-dealer affiliates or agents. The Offering is being made concurrently in the United States under the terms of a registration statement on Form F-10 (the “Registration Statement”) filed and effective with the United States Securities and Exchange Commission (the “SEC”).

Our common shares (“Common Shares”) are listed and posted for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “GPR” and on the NYSE MKT under the symbol “GPL”. On July 6, 2016, the last reported sale price for our Common Shares on the TSX was $2.42 per Common Share and on the NYSE MKT was US$1.86 per Common Share.

Price: US$1.60 per Offered Unit

	Price	Underwriters’	Net Proceeds
	to the Public(1)	Fee(2)	to the Company(3)

Per Offered Unit	US$1.60	US$0.096	US$1.504
Total Offering	US$26,000,000	US$1,560,000	US$24,440,000
_______________________________
(1)

The Company intends to allocate US$1.506 of the Offering Price as consideration for the issue of each Unit Share and US$0.094 of the Offering Price as consideration for the issue of each one-half of one Warrant comprising each Offered Unit.

(2)

The Company has agreed to pay the Underwriters a cash fee (the “Underwriters’ Fee”) equal to 6.0% of the aggregate purchase price paid by the Underwriters to the Company per Offered Unit, including the sale of any Over-Allotment Units (as defined herein) sold pursuant to the exercise of the Over-Allotment Option (as defined herein), and reimburse the Underwriters for their expenses in connection with the Offering. See “Plan of Distribution”.

(3)	After deducting the Underwriters’ Fee, but before deducting the expenses of the Offering (including listing fees), which are estimated at US$450,000.

We have granted to the Underwriters an option (the “Over-Allotment Option”) to purchase up to an additional 2,437,500 Offered Units (the “Over-Allotment Units”), representing 15% of the number of Offered Units sold under the Offering. The Over-Allotment Option is exercisable in whole or in part at any time up to 30 days after the date of closing of the Offering. The Over-Allotment Option may be exercised by the Underwriters in respect of: (i) Over-Allotment Units at the Offering Price; or (ii) additional Unit Shares (the “Over-Allotment Unit Shares”) at a price of US$1.506 per Over-Allotment Unit Share; or (iii) additional Warrants (the “Over-Allotment Warrants”) at a price of US$0.188 per Over-Allotment Warrant; or (iv) any combination of Over-Allotment Unit Shares and/or Over-Allotment Warrants (together, the “Over-Allotment Securities”) so long as the aggregate number of Over-Allotment Unit Shares and Over-Allotment Warrants that may be issued under the Over-Allotment Option does not exceed 2,437,500 Over-Allotment Unit Shares and 1,218,750 Over-Allotment Warrants. If the Over-Allotment Option is exercised in full, the total “Price to the Public”, “Underwriters’ Fee” and “Net Proceeds to the Company” will be US$29,900,000, US$1,794,000 and US$28,106,000 respectively. This Prospectus Supplement qualifies the distribution of the Over-Allotment Option, the Over-Allotment Units and Over-Allotment Securities. A purchaser who acquires Over-Allotment Securities forming part of the Underwriters’ over-allocation position acquires those securities under this Prospectus Supplement, regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases. See “Plan of Distribution”.

The following table sets out the number of options or other compensation securities, if any, which have been issued or may be issued by us to the Underwriters:

	Maximum Size or Number	Exercise Period or	Exercise Price or Average
Underwriters’ Position	of Securities Available	Acquisition Date	Acquisition Price

Over-Allotment Option	2,437,500 Over-Allotment	Exercisable for a period of 30	US$1.506 per Over-
	Unit Shares and/or 1,218,750	days following closing of the	Allotment Unit Shares and
	Over-Allotment Warrants	Offering	US$0.188 per Over-
Allotment Warrants

Unless the context otherwise requires, all references to the “Offering” in this Prospectus Supplement shall include the Over-Allotment Option and all references to “Offered Units” shall include Over-Allotment Units, references to “Unit Shares” shall include Over-Allotment Unit Shares and references to “Warrants” shall include “Over-Allotment Warrants”, as applicable. This Prospectus Supplement also qualifies the distribution of the Warrant Shares to United States holders of the Warrants.

There is currently no market through which the Warrants may be sold and purchasers may not be able to resell the Warrants purchased under this Prospectus Supplement. This may affect the price of the Warrants in the secondary market, the transparency and availability of trading prices, the liquidity of the securities and the extent of issuer regulation. The Company does not intend to apply to list the Warrants on any other securities exchange.

The Underwriters, as principals, conditionally offer the Offered Units subject to prior sale, if, as and when issued by us and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under “Plan of Distribution”, and subject to the approval of certain legal matters on our behalf by McMillan LLP and on behalf of the Underwriters by Stikeman Elliott LLP, with respect to Canadian legal matters, and by Cooley LLP, with respect to U.S. legal matters. In connection with the Offering, subject to applicable laws, the Underwriters may over-allot or effect transactions that stabilize or maintain the market price of the Common Shares at levels other than those which otherwise might prevail on the open market. Such transactions, if commenced, may be discontinued at any time. See “Plan of Distribution”.

Subscriptions for the Offered Units will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. The closing of the Offering is expected to occur on or about July 12, 2016 (the “Closing Date”). Except with respect to U.S. purchasers of the Offered Units, it is anticipated that the Unit Shares and Warrants forming part of the Offered Units will be issued in “book-entry only” form and represented by a global certificate or certificates, or be represented by uncertificated securities, registered in the name of CDS Clearing and Depositary Services Inc. (“CDS”) or its nominee or, with respect to the Unit Shares only, The Depository Trust Company (“DTC”), as directed by the Underwriters, and will be deposited with CDS or DTC, as the case may be. U.S. purchasers of the Offered Units will be issued certificates representing the Warrants comprising a portion of their purchased Offered Units. Except in limited circumstances, no beneficial holder of Unit Shares or Warrants will receive definitive certificates representing their interest in the Unit Shares or Warrants. Beneficial holders of Unit Shares or Warrants will receive only a customer confirmation from the Underwriters or another registered dealer who is a CDS or DTC participant and from or through whom a beneficial interest in the Unit Shares or Warrants is acquired. If the Warrants are not able to be issued in “book-entry only” form through CDS or DTC in advance of the Closing Date, then certain other holders will receive definitive certificates representing their interests in the Unit Shares or Warrants.

This Prospectus Supplement should be read in conjunction with and may not be delivered or utilized without the short form base shelf prospectus dated October 14, 2014.

The Offering Price was determined by negotiation between the Company and the co-lead underwriters and joint bookrunners, on behalf of the Underwriters, with reference to the prevailing market price of the Common Shares.

The Underwriters propose to initially offer either directly, or through their respective U.S. or Canadian broker-dealer affiliates or agents, the Offered Units at the Offering Price. After a reasonable effort has been made to sell all of the Offered Units at the Offering Price, the Underwriters may subsequently reduce the selling price to purchasers. Any such reduction will not affect the proceeds received by the Company. See “Plan of Distribution”.

Neither Rodman & Renshaw a unit of H.C. Wainwright, nor Euro Pacific Capital, Inc., is registered as an investment dealer in any Canadian jurisdiction and, accordingly, they will only sell the Offered Units into the United States and will not, directly or indirectly, solicit offers to purchase or sell the Offered Units in Canada.

Investing in the Offered Units involves significant risks. Before buying any of our securities, you should carefully read the “Risk Factors” section of this Prospectus Supplement beginning on page S-20, the “Risk Factors” section in the accompanying Prospectus and in the documents incorporated by reference herein and therein.

This Offering is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States and Canada (“MJDS”), to prepare this Prospectus Supplement and accompanying Prospectus in accordance with Canadian disclosure requirements. Prospective investors in the United States should be aware that such requirements are different from those of the United States. Financial statements included or incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and may not be comparable to financial statements of United States companies. Our financial statements are subject to Canadian generally accepted auditing standards and auditor independence standards, in addition to the standards of the Public Company Accounting Oversight Board (United States) and the United States Securities and Exchange Commission (“SEC”) independence standards.

Prospective investors should be aware that the acquisition of the securities described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein. You should read the tax discussion in this Prospectus Supplement and the accompanying Prospectus fully and consult with your own tax advisers. See “Certain Canadian Federal Income Tax Considerations”, “Certain Material United States Federal Income Tax Considerations” and “Risk Factors”.

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Company is incorporated under the laws of British Columbia, Canada, that the majority of its officers and directors are residents of Canada, that all of the experts named in the registration statement are not residents of the United States, and that a substantial portion of the assets of the Company and said persons are located outside the United States.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

All references in this Prospectus Supplement and the Prospectus to “dollars” or “$” are to Canadian dollars, unless otherwise stated. References to “US$” are to United States dollars.

Our head office and our registered office is located at 1330 – 200 Granville Street, Vancouver, British Columbia, V6C 1S4.

TABLE OF CONTENTS
Prospectus Supplement

v

IMPORTANT NOTICE ABOUT THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT

            This document is in two parts. The first part is this Prospectus Supplement, which describes the specific terms of the securities being offered and also adds to and updates information contained in the accompanying Prospectus and the documents incorporated by reference herein and therein. The second part, the Prospectus, gives more general information, some of which may not apply to the Offering. This Prospectus Supplement is deemed to be incorporated by reference into the Prospectus solely for the purposes of the Offering. Other documents are also incorporated or deemed to be incorporated by reference into this Prospectus Supplement and into the Prospectus. See “Documents Incorporated by Reference”.

            You should rely only on the information contained in or incorporated by reference in this Prospectus Supplement and the Prospectus. If the description of the Offered Units varies between this Prospectus Supplement and the Prospectus, you should rely on the information in this Prospectus Supplement. Neither the Company nor the Underwriters has authorized any other person to provide investors with additional or different information. If anyone provides you with any additional, different or inconsistent information, you should not rely on it. Neither the Company nor the Underwriters are making an offer of the Offered Units in any jurisdiction where the offer is not permitted by law. You should not assume that the information contained in or incorporated by reference in this Prospectus Supplement or the Prospectus is accurate as of any date other than the date of the document in which such information appears. Our business, financial condition, results of operations and prospects may have changed since those dates. Information in this Prospectus Supplement updates and modifies the information in the accompanying Prospectus and information incorporated by reference herein and therein. To the extent that any statement made in this Prospectus Supplement differs from those in the accompanying Prospectus, the statements made in the accompanying Prospectus and the information incorporated by reference herein and therein are deemed modified or superseded by the statements made by this Prospectus Supplement.

ABOUT THIS PROSPECTUS SUPPLEMENT

            In this Prospectus Supplement, “we”, “us” and “our” refers, collectively, to Great Panther and our wholly owned subsidiaries.

            This Prospectus Supplement and the Prospectus are part of our “shelf” Registration Statement on Form F-10 that we have filed with the SEC. The Registration Statement was declared effective by the SEC on October 20, 2014. This Prospectus Supplement does not contain all of the information contained in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. You should refer to the Registration Statement and the exhibits to the Registration Statement for further information with respect to us and our securities.

            This Prospectus Supplement is deemed to be incorporated by reference into the accompanying Prospectus solely for the purposes of the Offering. Other documents are also incorporated or deemed to be incorporated by reference into this Prospectus Supplement and into the accompanying Prospectus. See “Documents Incorporated by Reference” below. Capitalized terms used but not defined herein have the meanings given to those terms in the accompanying Prospectus.

DOCUMENTS INCORPORATED BY REFERENCE

            This Prospectus Supplement is deemed, as of the date hereof, to be incorporated by reference into the accompanying Prospectus solely for the purposes of the Offering.

            Information has been incorporated by reference in the Prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from our Chief Financial Officer by contacting us at 1330 – 200 Granville Street, Vancouver, British Columbia, V6C 1S4, telephone: (604) 608-1766, or by accessing our disclosure documents available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

            The following documents of the Company were filed with the securities commission or other similar securities regulatory authority in the provinces of Canada in which the Company is a reporting issuer and are specifically incorporated by reference into, and form an integral part of, the Prospectus, as supplemented by this Prospectus Supplement:

(a)	the annual information form of the Company dated March 24, 2016 for the year ended December 31, 2015, filed March 30, 2016 (“AIF”);

(b)	the audited comparative annual consolidated financial statements of the Company for the years ended December 31, 2015 and 2014 and the auditor’s report thereon, filed March 3, 2016;

(c)	the management’s discussion and analysis of financial condition and results of operations of the Company for the year ended December 31, 2015, filed March 3, 2016;

(d)	the information circular dated April 29, 2016 with respect to the Company’s annual general meeting of shareholders held on June 9, 2016, filed May 3, 2016;

(e)	the unaudited interim consolidated financial statements of the Company for the three month periods ended March 31, 2016 and 2015, filed May 4, 2016;

(f)	the management’s discussion and analysis of financial condition and results of operations of the Company for the three months ended March 31, 2016, filed May 4, 2016;

(g)	the material change report of the Company dated April 26, 2016, filed April 26, 2016;

(h)	the material change report of the Company dated May 11, 2016, filed May 11, 2016; and

(i)	the term sheet of the Company relating to the Offering dated July 6, 2016, as amended.

            Any documents of the type referred to in the preceding paragraph, or similar material, including all annual information forms, all information circulars, all annual and interim financial statements and management’s discussion and analysis relating thereto, all material change reports (excluding confidential material change reports, if any), all business acquisition reports, all updated earnings coverage ratio information and certain other documents as set forth in Item 11.1 of Form 44-101F1 of National Instrument 44-101—Short Form Prospectus Distributions filed by us with securities commissions or similar authorities in the relevant provinces of Canada subsequent to the date of this Prospectus Supplement and prior to the completion of the Offering will be deemed to be incorporated by reference into this Prospectus Supplement.

            Any document filed by the Company with the SEC and any Report of Foreign Private Issuer on Form 6-K furnished to the SEC pursuant to the United States Securities Exchange Act of 1934, as amended, after the date of this Prospectus Supplement shall also be deemed to be incorporated by reference into this Prospectus Supplement (in the case of any Report on Form 6-K, if and to the extent provided in such document).

            Any statement contained in this Prospectus Supplement, the Prospectus or in a document (or part thereof) incorporated by reference herein or therein, or deemed to be incorporated by reference herein or therein, shall be deemed to be modified or superseded, for purposes of this Prospectus Supplement, to the extent that a statement contained in this Prospectus Supplement or in any subsequently filed document (or part thereof) that also is, or is deemed to be, incorporated by reference in this Prospectus Supplement or in the Prospectus modifies or replaces such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this Prospectus Supplement or the Prospectus. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

            Upon a new annual information form and related annual financial statements and management’s discussion and analysis, being filed with and, where required, accepted by, the applicable securities regulatory authorities during the currency of this Prospectus Supplement, the previous annual information form, annual and interim financial statements and management’s discussion and analysis relating thereto and material change reports filed prior to the commencement of the then current fiscal year will be deemed no longer to be incorporated into this Prospectus Supplement for purposes of future offers and sales of securities under this Prospectus Supplement. Upon a new management proxy circular relating to an annual meeting of our shareholders being filed with the applicable securities regulatory authorities during the currency of this Prospectus Supplement, the management proxy circular for the preceding annual meeting of shareholders will be deemed no longer to be incorporated by reference into this Prospectus Supplement for purposes of future offers and sales of securities under this Prospectus Supplement.

            You should rely only on the information contained in or incorporated by reference in this Prospectus Supplement and the Prospectus. We are not making an offer of Offered Units in any jurisdiction where the offer is not permitted by law.

            Information contained on our website, www.greatpanther.com, is not part of this Prospectus Supplement or the Prospectus and is not incorporated herein by reference and may not be relied upon by you for the purpose of determining whether to purchase the Offered Units.

MARKETING MATERIALS

            Any marketing materials are not part of this Prospectus Supplement to the extent that the contents thereof have been modified or superseded by a statement contained in this Prospectus Supplement. Any template version of any marketing materials filed with the securities commission or similar authority in each of the provinces of Canada, other than Québec, in connection with the Offering after the date of this Prospectus Supplement but prior to the termination of the distribution of the securities under this Prospectus Supplement (including any amendments to, or an amended version of, any template version of marketing materials) is deemed to be incorporated by reference in this Prospectus Supplement.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

            This Prospectus Supplement contains or incorporates by reference “forward-looking information” or “forward-looking statements” within the meaning of applicable Canadian and United States securities laws.

            Forward-looking statements are often, but not always, identified by the words “anticipates”, “believes”, “expects”, “may”, “likely”, “plans”, “intends”, “expects”, “may”, “forecast”, “project”, “budgets”, “potential”, and “outlook”, or similar words, or statements that certain events or conditions “may”, “might”, “could”, “can”, “would”, or “will” occur. Forward-looking statements reflect the Company’s current expectations and assumptions, and are subject to a number of known and unknown risks, uncertainties and other factors which may cause the Company’s actual results, performance or achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements contained or incorporated by reference into the Prospectus and this Prospectus Supplement include, without limitation, statements regarding:

  the future production of silver, gold, lead and zinc;

  profit, operating costs and cash-flow;

  grade improvements;

  sales volume and selling prices of products;

  capital and exploration expenditures, plans, timing, progress, and expectations for the development of the Company’s mines and projects;

  progress in the development of mineral properties;

  the timing of production and the cash and total costs of production;

  sensitivity of earnings to changes in commodity prices and exchange rates;

  the impact of foreign currency exchange rates;

  the impact of taxes and royalties;

  expenditures to increase or determine reserves and resources;

  sufficiency of available capital resources;

  titles to mineral properties;

  expansions and acquisition plans; and

  future plans and expectations for the Company’s properties and operations.

            These forward-looking statements are necessarily based on a number of factors and assumptions that, while considered reasonable by the Company as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The assumptions made by the Company, which may prove to be incorrect, include, but are not limited to:

  general business and economic conditions;

  the supply and demand for, deliveries of, and the level and volatility of prices of, silver, gold, lead and zinc;

  expected Canadian dollar, Mexican peso and US dollar exchange rates;

  expected taxes and royalties;

  the timing of the receipt of regulatory and governmental approvals for development projects, expansion of existing facilities and other operations;

  costs of production, and production and productivity levels;

  estimated future capital expenditures and cash flows;

  the continuing availability of water and power resources for operations;

  the accuracy of the interpretation and assumptions and the method or methods used in calculating resource estimates (including with respect to size, grade and recoverability);

  the accuracy of the information included or implied in the various published technical reports;

  the geological, operational and price assumptions on which such technical reports are based;

  conditions in the financial markets;

  the ability to attract and retain skilled staff;

  the ability to procure equipment and operating supplies and that there are no material unanticipated variations in the cost of energy or supplies;

  the ability to secure contracts for the sale of the Company’s products (metals concentrates);

  the execution and outcome of current or future exploration activities;

  the ability to obtain adequate financing for planned activities and to complete further exploration programs;

  the possibility of project delays and cost overruns, or unanticipated excessive operating costs and expenses;

  the Company’s ability to maintain adequate internal control over financial reporting, and disclosure controls and procedures;

  the ability of contractors to perform their contractual obligations; and

  operations not being disrupted by issues such as mechanical failures, labour disturbances, illegal occupations or mining, seismic events and adverse weather conditions.

            This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation:

  changes in commodity prices;

  changes in foreign currency exchange rates;

  acts of foreign governments;

  political risk and social unrest;

  uncertainties related to title to the Company’s mineral properties and the surface rights thereon, including the Company’s ability to acquire, or economically acquire;

  unanticipated operational difficulties due to adverse weather conditions;

  failure of plant or mine equipment and unanticipated events related to health, safety, and environmental matters;

  failure of counterparties to perform their contractual obligations;

  delays in obtaining, or denial of, permits necessary for operations or expansion activities;

  uncertainty of mineral resource estimates; and

  deterioration of general economic conditions.

            Readers are advised to carefully review and consider the risk factors identified in this Prospectus Supplement and the Prospectus under “Risk Factors” and elsewhere in this Prospectus Supplement and the Prospectus and in the documents incorporated by reference herein for a discussion of the factors that could cause the Company’s actual results, performance and achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements. Readers are further cautioned that the foregoing list of assumptions and risk factors is not exhaustive.

            The Company’s forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date such statements are made. The Company will update forward-looking statements and information if and when, and to the extent, required by applicable securities laws. Readers should not place undue reliance on forward-looking statements. The forward-looking statements and information contained herein are expressly qualified by this cautionary statement.

            We qualify all the forward-looking statements contained in this Prospectus Supplement, the Prospectus and the documents incorporated by reference herein and therein by the foregoing cautionary statements.

CAUTIONARY NOTES TO UNITED STATES INVESTORS CONCERNING MINERAL RESERVE AND
RESOURCE ESTIMATES

            This Prospectus Supplement, the Prospectus and the documents incorporated by reference therein and herein have been prepared in accordance with the requirements of Canadian provincial securities laws, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all reserve and resource estimates included or incorporated by reference in this Prospectus Supplement and the Prospectus have been prepared in accordance with Canadian National Instrument 43-101—Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”)—CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. NI 43-101 is an instrument developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with NI 43-101 and CIM standards. These definitions differ from the definitions in the SEC’s Industry Guide 7 under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”).

            Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

            In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

            Accordingly, information contained in this Prospectus Supplement, the Prospectus and the documents incorporated by reference therein and herein contain descriptions of the Company’s mineral deposits that may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

NOTE TO UNITED STATES READERS REGARDING DIFFERENCES
BETWEEN UNITED STATES AND CANADIAN REPORTING PRACTICES

            Effective January 1, 2011, the Company began preparing its financial statements, which are incorporated by reference into this Prospectus Supplement, in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board. Accordingly, the Company’s financial statements are not comparable to financial statements of United States companies.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

Unless stated otherwise or as the context otherwise requires, all references to dollar amounts in this Prospectus Supplement are references to Canadian dollars. References to “$” or “Cdn.$” are to Canadian dollars and references to “U.S. dollars” or “US$” are to United States dollars.

            The high, low, average and closing noon rates for the United States dollar in terms of Canadian dollars for each of the financial periods of the Company December 31, 2015, December 31, 2014 and December 31, 2013, as quoted by the Bank of Canada, were as follows:

	Year ended	Year ended	Year ended
	December 31, 2015	December 31, 2014	December 31, 2013
	(expressed in Canadian dollars)
High	1.3990	1.1643	1.0697
Low	1.1728	1.0614	0.9839
Average	1.2787	1.1045	1.0299
Closing	1.3840	1.1601	1.0636

            On July 6, 2016, the noon exchange rate for the United States dollar in terms of Canadian dollars, as quoted by the Bank of Canada, was US$1.00 = $1.2959.

OUR BUSINESS

Our Business

            Great Panther is a primary silver mining and precious metals producer and exploration company listed on the TSX trading under the symbol “GPR” and on the NYSE MKT trading under the symbol “GPL”. The Company’s wholly-owned mining operations in Mexico are the Topia Mine (“Topia”), and the Guanajuato Mine Complex (the “GMC”), which comprises the Company’s Guanajuato Mine, Cata processing plant, and the San Ignacio Mine (“San Ignacio”).

            The GMC produces silver and gold concentrate and is located in central Mexico, approximately 380 kilometres north-west of Mexico City, and approximately 30 kilometres from the Guanajuato International Airport. The Topia Mine is located in the Sierra Madre Mountains in the state of Durango in northwestern Mexico and produces concentrates containing silver, gold, lead and zinc at its own processing facility.

            The method of production at Topia and the GMC consists of underground mining through cut and fill operations. Extracted ore is trucked to on-site conventional processing plants which consist of zinc and lead-silver flotation circuits at the Topia Mine, and a pyrite-silver-gold flotation circuit at the GMC.

            The Company’s current exploration properties include El Horcón, Santa Rosa and Plomo in Mexico; and Argosy in Canada. The Santa Rosa project is located approximately 15 kilometres northeast of Guanajuato, El Horcón is 100 kilometres by road northwest of Guanajuato, and the Plomo exploration property is located in Sonora, Mexico. The Argosy exploration property is located in the Red Lake Mining District in Northwestern Ontario.

            The Company did not undertake any active exploration programs on the above noted exploration properties in 2015. During 2015 and 2016, the Company undertook significant exploration and evaluation work on its Coricancha Mine in Peru, which it optioned from Nyrstar in May 2015. On May 11, 2016, the Company terminated its option to acquire the Coricancha Mine. The Company continues to evaluate additional mining opportunities in the Americas. The GMC, Topia, El Horcón and Santa Rosa projects are held by Minera Mexicana el Rosario, S.A. de C.V. (“MMR”), a wholly-owned subsidiary acquired in February 2004. In 2005, the Company incorporated Metálicos de Durango, S.A. de C.V. (“MDU”) and Minera de Villa Seca, S.A. de C.V. (“MVS”) which are responsible for the day-today affairs and operations of Topia and the GMC, respectively, through service agreements with MMR.

            Argosy is held by Cangold Limited (“Cangold”), a wholly-owned subsidiary of the Company acquired in May 2015, and Plomo is held by Coboro Minerales de Mexico, S.A. de C.V., a wholly-owned subsidiary of Cangold.

Recent Developments

            In February 2016, the Comisión Nacional del Agua (“CONAGUA”), the Mexican federal agency responsible for water administration, required that the Company make formal applications for permits associated with the occupation and construction of the tailings facility at the GMC (the “Tailings Permits”). Following the February meeting, the Company filed its applications and CONAGUA requested further technical information to process the application. The Company is in the process of compiling technical information relating to the past construction of the tailings dam and future plans for development. The compilation, submission, and CONAGUA’s review of such information, and submission of additional information that may be requested by CONAGUA, may extend over several months. The Company believes its existing tailings footprint can be maintained for its current operations at the GMC until 2020. While the Company is confident that it will be able to obtain the Tailings Permits, there is no guarantee that it will complete the review process with CONAGUA without any actions that may suspend its operations, nor can it provide complete assurance that the existing tailings footprint will be sufficient to maintain current operations until 2020.

            The Topia tailings capacity will require an expansion in 2016 beyond the present Phase I facility. Work is underway to evaluate the technical options, provide the engineering design, and procure the required permitting for the Phase II expansion. Recent reviews by the regulatory authorities, coupled with the permitting work underway by the Company in connection with the expansion of the Topia tailings facility, have led to a broader review by PROFEPA (the Mexican environmental permitting agency) of all of the Topia operations’ permitting status and environmental compliance, including the historical tailings dating back to the period prior to Great Panther ownership. The Company is working with the Mexican authorities to complete the review. The Company anticipates that any potential gaps in existing compliance will be capable of being addressed though a mitigation plan, however, the Company cannot provide complete assurance that the aforementioned review will not lead to a suspension of operations. The Company will require grant of the required permitting in order to expand its tailings facility in order to accommodate production from the Topia mine later in 2016. See “Risk Factors – Risks Associated with the Topia Tailings Facility Expansion.”

ATM Offering

            We entered into an At-the-Market Offering Agreement on April 20, 2016 with H.C. Wainwright (the “ATM Agreement”). Under the ATM Agreement, the Company is entitled, at its discretion and from time-to-time during the term of the ATM Agreement, to sell, through H.C. Wainwright, as placement agent, such number of Common Shares having an aggregate gross sales price of up to US$10.0 million (the “ATM Offering”). Sales of the Common Shares under the ATM Offering will be made through "at the market distributions", as defined in National Instrument 44-102, directly on the NYSE MKT or on any other existing trading market in the United States. The Common Shares will be distributed at market prices or prices related to prevailing market prices from time to time. As a result, prices of the Common Shares sold under the ATM Offering will vary as between purchasers and during the period of distribution. The Company has agreed to suspend the ATM Offering for 45 days following the closing of this Offering.

            At the date of this Prospectus Supplement, we have sold an aggregate of 3,498,627 Common Shares under the ATM Agreement. See below under “Prior Sales”. We agreed to pay to H.C. Wainwright a commission of 2% of the gross proceeds of sale of Common Shares sold under the ATM Offering.

PLAN OF DISTRIBUTION

            The Offered Units will be offered in all provinces of Canada except Québec and in the United States pursuant to the multi-jurisdictional disclosure system implemented by the SEC and the securities regulatory authorities in Canada.

            Pursuant to the Underwriting Agreement, the Company has agreed to issue and sell and the Underwriters, have severally agreed to purchase, as principals, subject to compliance with all necessary legal requirements and the terms and conditions contained in the Underwriting Agreement, a total of 16,250,000 Offered Units at the Offering Price of US$1.60 per Offered Unit, payable in cash to the Company against delivery of such Offered Units, on the Closing Date. In consideration for their services in connection with the Offering, the Underwriters will be paid the Underwriters’ Fee equal to 6.0% of the gross proceeds of the Offering (US$0.096 per Offered Unit, for an aggregate fee payable by the Company of US$1,560,000, exclusive of the Over-Allotment Securities). The Offering Price was determined by negotiation between the Company and the co-lead underwriters and joint bookrunners on their own behalf and on behalf of the other Underwriters. Subject to the terms and conditions of the Underwriting Agreement, the Company has agreed to sell to the Underwriters, and each Underwriter has severally agreed to purchase, at the Offering Price less the Underwriting Fee set forth on the cover page of this Prospectus Supplement, the number of Offered Units listed next to its name in the following table:

Number of Offered Units
Cantor Fitzgerald Canada Corporation	6,906,250
Rodman & Renshaw a unit of H.C. Wainwright & Co., LLC	6,906,250
Euro Pacific Capital, Inc.	1,625,000
Sprott Private Wealth LP	812,500
Total	16,250,000

            Pursuant to the Underwriting Agreement, Great Panther has granted to the Underwriters the Over-Allotment Option, exercisable in whole or in part at any time up to 30 days after the Closing Date, to purchase up to an additional 2,437,500 Offered Units at the Offering Price to cover over-allocations, if any, and for market stabilization purposes, on the same terms and conditions as apply to the purchase of Offered Units thereunder. The Over-Allotment Option may be exercisable by the Underwriters in respect of: (i) Over-Allotment Units at the Offering Price; or (ii) Over-Allotment Unit Shares at a price of US$1.506 per Over-Allotment Unit Share; or (iii) Over-Allotment Warrants at a price of US$0.188 per Over-Allotment Warrant; or (iv) any combination of the Over-Allotment Securities, so long as the aggregate number of Over-Allotment Unit Shares and Over-Allotment Warrants which may be issued under the Over-Allotment Option does not exceed 2,437,500 Over-Allotment Unit Shares and 1,218,750 Over-Allotment Warrants. This Prospectus Supplement qualifies for distribution the Offered Units as well as the grant of the Over-Allotment Option and the issuance of the Over-Allotment Securities pursuant to the exercise of the Over-Allotment Option.

            A purchaser who acquires Over-Allotment Securities forming part of the Underwriters’ over-allocation position acquires those Over-Allotment Securities under this Prospectus Supplement, regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases.

            Cantor Fitzgerald Canada Corporation may sell Offered Units in the United States through its U.S. affiliate, Cantor Fitzgerald & Co. Rodman & Renshaw a unit of H.C. Wainwright & Co., LLC and Euro Pacific Capital, Inc. are not registered as investment dealers in any Canadian jurisdiction and, accordingly, will only sell Offered Units into the United States and will not, directly or indirectly, solicit offers to purchase or sell the Offered Units in Canada. Subject to applicable law, the Underwriters may offer to sell the Offered Units outside of Canada and the United States.

            The Warrants will be created and issued pursuant to the terms of a warrant indenture (the “Warrant Indenture”) dated the Closing Date to be entered into between the Company and Computershare Trust Company of Canada, as warrant agent thereunder (the “Warrant Agent”). Each Warrant will entitle the holder thereof to purchase one Common Share at a price of US$2.25 at any time prior to 5:00 p.m. (Toronto time) on the date that is 18 months after the closing of the Offering, after which time the Warrants will expire and be void and of no value. The Warrant Indenture will contain provisions designed to protect the holders of Warrants against dilution upon the happening of certain events. No fractional Common Shares will be issued upon the exercise of any Warrants. There is currently no market through which the Warrants may be sold and purchasers may not be able to resell the Warrants purchased under this Prospectus Supplement. This may affect the price of the Warrants in the secondary market, the transparency and availability of trading prices, the liquidity of the securities and the extent of issuer regulation. The Company does not intend to apply to list the Warrants on the TSX, the NYSE MKT or any other securities exchange. See “Risk Factors”.

            In addition, the Warrant holders are entitled to a “cashless exercise” option if, at any time of exercise, there is no effective registration statement registering, or no current prospectus available for, the issuance or resale of Warrant Shares under the U.S. Securities Act. This option entitles the Warrant holders to elect to receive fewer Warrant Shares without paying the cash exercise price. The number of Warrant Shares to be issued would be determined by a formula based on the total number of Common Shares with respect to which the Warrant is being exercised, the daily volume weighted average price for our Common Shares on the trading day immediately prior to the date of exercise and the applicable exercise price of the Warrants.

            Great Panther has been advised by the Underwriters that, in connection with this Offering, the Underwriters may effect transactions that stabilize or maintain the market price of the Common Shares at levels other than those that might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. The Underwriters propose to offer the Offered Units initially at the Offering Price. After a reasonable effort has been made to sell all of the Offered Units at the Offering Price, the Underwriters may subsequently reduce the selling price to investors from time to time in order to sell any of the Offered Units remaining unsold. Any such reduction will not affect the proceeds received by the Company.

            The obligations of the Underwriters under the Underwriting Agreement are several, and not joint, and may be terminated at their discretion upon the occurrence of certain events specified in the Underwriting Agreement including standard “litigation out”, “financial out”, “disaster out”, “material adverse effect out” and “market out” rights of termination.

            The Underwriters are obligated to take up and pay for all the Offered Units offered by this Prospectus Supplement (not including the Over-Allotment Units issuable upon exercise of the Over-Allotment Option) if any are purchased under the Underwriting Agreement, subject to certain exceptions. Great Panther has agreed in the Underwriting Agreement to reimburse the Underwriters for their legal fees and certain other expenses in connection with the Offering, in an amount not to exceed US$150,000.

            The Company has agreed, pursuant to the Underwriting Agreement, to indemnify the Underwriters and their respective affiliates and their respective directors, officers, employees shareholders and agents and each other person, if any, controlling any of the Underwriters or their affiliates and against certain liabilities, including liabilities under Canadian and U.S. securities legislation in certain circumstances or to contribute to payments the Underwriters may have to make because of such liabilities.

            The Company has agreed in the Underwriting Agreement that it shall not issue, negotiate or enter into any agreement to sell or issue, or announce the issue of, any equity securities of the Company for a period of 90 days from the Closing Date, other than: (i) the issuance of the Unit Shares and the Warrant Shares; (ii) pursuant to the grant of options in the normal course pursuant to the Company’s employee stock option plan or issuance of securities pursuant to the exercise of options of the Company outstanding as of the date of the Underwriting Agreement; (iii) an issuance of options or securities in connection with a bona fide acquisition by the Company (other than a direct or indirect acquisition, whether by way of one or more transactions, of an entity all or substantially all of the assets of which are cash, marketable securities or financial in nature or an acquisition that is structured primarily to defeat the intent of this provision). For a period of 45 days following the Closing Date, the Company also agrees that it will not sell any Common Shares pursuant to its existing at-the-market agreement announced on April 21, 2016.

            As a condition precedent to the Underwriters’ obligation to close the Offering, subject to customary exemptions permitting dispositions to trusts for the direct or indirect benefit of the director or officer and/or the immediate family of such person, tenders to a take-over bid or acquisition transaction and pursuant to any existing 10b5-1 plans, all directors and senior officers of the Company shall be required to execute and deliver written undertakings in favour of the Underwriters agreeing not to sell, transfer, pledge (other than as disclosed to the Underwriters in writing), assign, or otherwise dispose of any securities of the Company owned, directly or indirectly by such directors or senior officers, until 90 days following the Closing Date, without the prior written consent of the co-lead underwriters and joint bookrunners on behalf of the Underwriters.

            Subscriptions for the Offered Units will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. The closing of the Offering is expected to occur on or about July 12, 2016. Except with respect to U.S. purchasers of the Offered Units, it is anticipated that the Unit Shares and Warrants forming part of the Offered Units will be issued in “book-entry only” form and represented by a global certificate or certificates, or be represented by uncertificated securities, registered in the name of CDS or its nominee or, with respect to the Unit Shares only, DTC as directed by the Underwriters, and will be deposited with CDS or DTC, as the case may be. U.S. Purchasers of the Offered Units will be issued certificates representing the Warrants comprising portion of their purchased Offered Units. Except in limited circumstances, no beneficial holder of Unit Shares or Warrants will receive definitive certificates representing their interest in the Unit Shares or Warrants. Beneficial holders of Unit Shares or Warrants will receive only a customer confirmation from the Underwriters or other registered dealer who is a CDS or DTC participant and from or through whom a beneficial interest in the Unit Shares or Warrants is acquired. If the Warrants are not able to be issued in “book-entry only” form through CDS or DTC in advance of the Closing Date, then certain other holders will receive definitive certificates representing their interests in the Unit Shares or Warrants.

            This Prospectus Supplement and the Prospectus in electronic format may be made available on the websites maintained by one or more of the Underwriters or their U.S. affiliates participating in the Offering. The Underwriters may agree to allocate a number of Offered Units to the Underwriters and their U.S. affiliates for sale to their online brokerage account holders. Internet distributions will be allocated by the representative to the Underwriters and their U.S. affiliates that may make Internet distributions on the same basis as other allocations. Other than the Prospectus and the Prospectus Supplement in electronic format, the information on these websites is not part of this Prospectus Supplement or the registration statement of which this Prospectus Supplement forms a part, has not been approved or endorsed by the Company or any Underwriter in its capacity as underwriter, and should not be relied upon by investors.

            Certain of the Underwriters and their affiliates have provided in the past to the Company and its affiliates, and may provide from time to time in the future, certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the Underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in the Company’s debt or equity securities or loans, and may do so in the future.

            As disclosed in “Our Business – ATM Offering”, H.C. Wainwright acts as the Company’s placement agent in connection with the ATM Offering.

USE OF PROCEEDS

            The net proceeds to us from the Offering, after payment of the Underwriters’ Fee and deducting the expenses of the Offering (estimated to be US$450,000), will be approximately US$23,990,000, if the Over-Allotment Option is not exercised, and approximately US$27,656,000, if the Over-Allotment Option is exercised in full.

            We intend to use the net proceeds we receive from the Offering for the following purposes:

Use of Proceeds	Amount
Capital expenditures at the Company’s operations	US$3,500,000
Diamond drilling on the Company’s mining and exploration projects	US$3,500,000
Potential acquisitions	US$15,000,000
Working capital & general expense	US$1,990,000
Total	US$23,990,000

            Although the Company intends to expend the net proceeds from the Offering as set forth above, there may be circumstances where, for sound business reasons, a reallocation of funds may be deemed prudent or necessary and may vary materially from that set forth above. Accordingly, our management will have significant discretion and flexibility in applying the net proceeds from the sale of these Offered Units.

CONSOLIDATED CAPITALIZATION

            There has been no material change in our share or loan capital on a consolidated basis since March 31, 2016, being the date of our most recently filed unaudited interim consolidated financial statements incorporated by reference in this Prospectus Supplement, other than the issuance:

  of an additional 1,401,071 Common Shares pursuant to the outstanding stock options, as described below under “Prior Sales”; and

  of an additional 3,498,627 Common Shares pursuant to the ATM Agreement, as described below under “Prior Sales”.

            The following table shows the effect of the Offering on the issued capital of the Company:

Description	As at March 31, 2016 Before Giving Effect to the Offering	As at March 31, 2016 After Giving Effect to Offering, assuming No Exercise of the Over- Allotment Option(1)	As at March 31, 2016 After Giving Effect to Offering, assuming Full Exercise of the Over- Allotment Option(1)
Cash	$16,981,000	$48,069,641	$52,820,410
Long term financial liabilities	$8,755,000	$8,755,000	$8,755,000
Common Shares	142,729,403	158,979,403	161,416,903
Class A Preferred Shares	Nil	Nil	Nil
Class B Preferred Shares	Nil	Nil	Nil

Description	As at March 31, 2016 Before Giving Effect to the Offering	As at March 31, 2016 After Giving Effect to Offering, assuming No Exercise of the Over- Allotment Option(1)	As at March 31, 2016 After Giving Effect to Offering, assuming Full Exercise of the Over- Allotment Option(1)
Options	10,942,637	10,942,637	10,942,637
Warrants	Nil	8,125,000	9,343,750
Shareholders’ Equity(1)	$51,769,000	$82,857,641	$87,608,410

(1) Net proceeds, less expected costs of US$450,000 for the Offering, are estimated at US$23,990,000, if the Over-Allotment Option is not exercised, and approximately US$27,656,000 if the Over-Allotment is exercised in full.

(2) Cash and Shareholders’ Equity are calculated using the noon exchange rate for the United States dollar in terms of Canadian dollars on July 6, 2016, as quoted by the Bank of Canada, of US$1.00 -$1.2959.

DESCRIPTION OF SECURITIES BEING DISTRIBUTED

            The Company’s authorized share capital consists of an unlimited number of Common Shares without par value. As at July 5, 2016, there were 147,629,101 Common Shares issued and outstanding. The Offering consists of 16,250,000 Offered Units (in addition of up to 2,437,500 additional Offered Units in the event the Over-Allotment Option is exercised in full). Each Offered Unit will consist of one Unit Share and one-half of one Warrant, with each Warrant entitling the holder to purchase one Warrant Share at an exercise price of US$2.25, subject to adjustment, at any time until 5:00 p.m. (Toronto time) on the date that is 18 months after the closing of the Offering.

Common Shares

            Each Common Share ranks equally with all other Common Shares with respect to distribution of assets upon dissolution, liquidation or winding-up of the Company and payment of dividends. The holders of Common Shares are entitled to one vote for each share on all matters to be voted on by such holders and are entitled to receive pro rata such dividends as may be declared by the board of directors of the Company. The holders of Common Shares have no pre-emptive or conversion rights. The rights attaching to the Common Shares can only be modified by the affirmative vote of at least two-thirds of the votes cast at a meeting of shareholders called for that purpose.

            On April 17, 2012, the Company adopted a shareholder rights plan (the “Rights Plan”), which was amended and restated by the shareholders of the Company on June 9, 2016, for the purpose of encouraging potential offerors seeking to make a takeover bid for the Company to comply with certain minimum conditions or be subject to the dilutive features of the Rights Plan. The Rights Plan provides that one “right” attaches to each outstanding Common Share entitling the holder to purchase, in the prescribed circumstances and subject to exceptions, additional Common Shares in accordance with the terms and conditions of the rights agreement dated April 17, 2012, as amended and restated on June 9, 2016 between the Company and Computershare Investor Services Inc., as rights agent.

Warrants

            The Warrants will be governed by the terms of the Warrant Indenture. The Company will appoint the principal transfer offices of the Warrant Agent in Vancouver, British Columbia and Toronto, Ontario as the locations at which Warrants may be surrendered for exercise or transfer. The following summary of certain provisions of the Warrant Indenture contains all of the material attributes and characteristics of the Warrants but does not purport to be complete and is qualified in its entirety by reference to the provisions of the Warrant Indenture.

            The Unit Shares and the Warrants comprising the Offered Units will separate immediately upon closing of the Offering. Each Warrant will entitle the holder to purchase one Warrant Share at a price of US$2.25. The exercise price and the number of Warrant Shares issuable upon exercise are both subject to adjustment in certain circumstances as more fully described below. Warrants will be exercisable at any time prior to 5:00 p.m. (Toronto time) on the date that is 18 months after the closing of the Offering after which time the Warrants will expire and become null and void. Under the Warrant Indenture and subject to applicable laws, the Company will be entitled to purchase in the market, by private contract or otherwise, all or any of the Warrants then outstanding, and any Warrants so purchased will be cancelled.

            The exercise price for the Warrants will be payable in United States dollars.

            The Warrant Indenture will provide for adjustment in the number of Warrant Shares issuable upon the exercise of the Warrants and/or the exercise price per Warrant Share upon the occurrence of certain events, including:

i.

the issuance of Common Shares or securities exchangeable for or convertible into Common Shares to all or substantially all of the holders of the Common Shares as a stock dividend or other distribution (other than a “dividend paid in the ordinary course”, as defined in the Warrant Indenture, or a distribution of Common Shares upon the exercise of the Warrants or pursuant to the exercise of director, officer or employee stock options or restricted share rights granted under the Company’s equity compensation plans);

ii.	the subdivision, redivision or change of the Common Shares into a greater number of shares;

iii.	the reduction, combination or consolidation of the Common Shares into a lesser number of shares;

iv.

the issuance to all or substantially all of the holders of the Common Shares of rights, options or warrants under which such holders are entitled, during a period expiring not more than 45 days after the record date for such issuance, to subscribe for or purchase Common Shares, or securities exchangeable for or convertible into Common Shares, at a price per share to the holder (or at an exchange or conversion price per share) of less than 95% of the “current market price”, as defined in the Warrant Indenture, for the Common Shares on such record date; and

v.

the issuance or distribution to all or substantially all of the holders of the Common Shares of shares of any class other than the Common Shares, rights, options or warrants to acquire Common Shares or securities exchangeable or convertible into Common Shares, of evidences of indebtedness or cash, securities or any property or other assets.

            The Warrant Indenture will also provide for adjustment in the class and/or number of securities issuable upon the exercise of the Warrants and/or exercise price per security in the event of the following additional events: (1) reclassifications or redesignations of the Common Shares; (2) consolidations, amalgamations, take-over bids, compulsory acquisitions, plans of arrangement or mergers of the Company with or into another entity (other than consolidations, amalgamations, take-over bids, compulsory acquisitions, plans of arrangement or mergers which do not result in any reclassification of the Common Shares or a change of the Common Shares into other shares); (3) a change, exchange or conversion of the Common Shares into or for other shares or securities or property; or (4) the transfer (other than to one of the Company’s subsidiaries) of the undertaking or assets of the Company as an entirety or substantially as an entirety to another corporation or other entity.

            No adjustment in the exercise price or the number of Warrant Shares purchasable upon the exercise of the Warrants will be required to be made unless the cumulative effect of such adjustment or adjustments would change the exercise price by at least 1% or the number of Warrant Shares purchasable upon exercise by at least one one-hundredth of a Warrant Share.

            The Company will also covenant in the Warrant Indenture that, during the period in which the Warrants are exercisable, it will give notice to holders of Warrants of certain stated events, including events that would result in an adjustment to the exercise price for the Warrants or the number of Warrant Shares issuable upon exercise of the Warrants, at least 14 days prior to the record date or effective date, as the case may be, of such event.

            No fractional Warrant Shares will be issuable upon the exercise of any Warrants, and no cash or other consideration will be paid in lieu of fractional shares. Holders of Warrants will not have any voting or pre-emptive rights or any other rights which a holder of Common Shares would have.

            Warrant holders will be entitled to a “cashless exercise” option if, at any time of exercise, there is no effective registration statement registering, or no current prospectus available for, the issuance or resale of Warrant Shares under the U.S. Securities Act. This option entitles the Warrant holders to elect to receive fewer Warrant Shares without paying the cash exercise price. The number of Warrant Shares to be issued would be determined by a formula based on the total number of common shares with respect to which the Warrant is being exercised, the daily volume weighted average price for our Common Shares on the trading day immediately prior to the date of exercise and the applicable exercise price of the Warrants.

            From time to time, the Company and the Warrant Agent, without the consent of the holders of Warrants, may amend or supplement the Warrant Indenture for certain purposes, including curing defects or inconsistencies or making any change that does not adversely affect the rights of any holder of Warrants. Any amendment or supplement to the Warrant Indenture that adversely affects the interests of the holders of the Warrants may only be made by “extraordinary resolution”, which is defined in the Warrant Indenture as a resolution either (1) passed at a meeting of the holders of Warrants at which there are holders of Warrants present in person or represented by proxy representing at least 25% of the aggregate number of the then outstanding Warrants and passed by the affirmative vote of holders of Warrants representing not less than 66 2/3% of the aggregate number of all the then outstanding Warrants represented at the meeting and voted on the poll upon such resolution or (2) adopted by an instrument in writing signed by the holders of Warrants representing not less than 662/3% of the aggregate number of all the then outstanding Warrants.

PRIOR SALES

            During the 12 month period before the date of this Prospectus Supplement, we have issued Common Shares and securities convertible into Common Shares as follows:

	Price per
	Security/Exercise
Date	Price per Security	Number of Securities
Common Shares
Issued pursuant to sales under ATM Offering
July 1, 2016	US$1.71	160,000
June 30, 2016	US$1.64	50,000
June 28, 2016	US$1.52	11,500
June 27, 2016	US$1.50	51,000
June 24, 2016	US$1.61	70,100
June 23, 2016	US$1.60	50,000
June 20, 2016	US$1.61	155,400
June 17, 2016	US$1.63	10,600
June 16, 2016	US$1.72	191,620
June 15, 2016	US$1.68	260,000
June 13, 2016	US$1.67	6,741
June 10, 2016	US$1.75	120,000
June 9, 2016	US$1.72	212,300

	Price per
	Security/Exercise
Date	Price per Security	Number of Securities
June 8, 2016	US$1.73	95,300
June 7, 2016	US$1.63	65,957
June 6, 2016	US$1.64	252,298
June 3, 2016	US$1.57	212,600
June 2, 2016	US$1.45	30,000
June 1, 2016	US$1.40	30,000
May 31, 2016	US$1.43	110,000
May 27, 2016	US$1.49	40,000
May 26, 2016	US$1.62	34,800
May 25, 2016	US$1.57	40,100
May 24, 2016	US$1.54	50,000
May 23, 2016	US$1.68	105,000
May 20, 2016	US$1.65	3,200
May 19, 2016	US$1.65	27,400
May 18, 2016	US$1.79	4,000
May 16, 2016	US$1.80	135,000
May 13, 2016	US$1.78	150,000
April 25, 2016	US$1.44	353,259
April 22, 2016	US$1.50	85,367
April 21, 2016	US$1.49	325,085

Issued pursuant to exercise of options
July 5, 2016	$1.78	10,000
July 5, 2016	$1.71	15,000
July 5, 2016	$1.31	72,249
July 5, 2016	$0.71	5,167
July 5, 2016	$0.65	22,751
July 4, 2016	$1.71	35,000
July 4, 2016	$1.31	75,918
July 4, 2016	$0.71	3,667
July 4, 2016	$0.65	7,851
June 30, 2016	$1.31	15,666
June 29, 2016	$1.31	76,498
June 28, 2016	$1.31	44,750
June 27, 2016	$1.31	15,000

	Price per
	Security/Exercise
Date	Price per Security	Number of Securities
June 27, 2016	$0.70	30,000
June 24, 2016	$1.71	25,000
June 24, 2016	$0.71	15,000
June 24, 2016	$0.70	12,900
June 23, 2016	$0.70	7,100
June 22, 2016	$1.31	2,833
June 22, 2016	$0.65	2,734
June 20, 2016	$0.70	25,000
June 17, 2016	$1.31	5,667
June 17, 2016	$0.65	5,067
June 16, 2016	$1.71	41,200
June 16, 2016	$1.31	8,250
June 16, 2016	$0.65	8,617
June 15, 2016	$0.71	9,833
June 15, 2016	$0.65	1,667
June 14, 2016	$0.71	10,000
June 13, 2016	$0.65	6,650
June 10, 2016	$1.71	13,800
June 9, 2016	$0.65	2,934
June 8, 2016	$1.71	10,000
June 8, 2016	$0.65	15,866
June 7, 2016	$1.31	4,000
June 7, 2016	$0.65	6,400
June 6, 2016	$1.71	10,000
June 6, 2016	$1.31	5,333
June 6, 2016	$0.65	49,583
June 3, 2016	$1.31	8,333
June 2, 2016	$1.31	3,750
May 27, 2016	$1.31	6,000
May 27, 2016	$0.92	75,000
May 27, 2016	$0.65	2,867
May 26, 2016	$1.31	13,167
May 26, 2016	$0.65	2,300
May 25, 2016	$1.31	6,833
May 25, 2016	$1.78	10,000

	Price per
	Security/Exercise
Date	Price per Security	Number of Securities
May 20, 2016	$1.31	9,750
May 20, 2016	$0.65	2,483
May 19, 2016	$1.31	10,500
May 19, 2016	$1.78	20,000
May 17, 2016	$1.31	27,833
May 17, 2016	$0.65	1,916
May 16, 2016	$1.31	45,584
May 16, 2016	$0.70	6,900
May 16, 2016	$0.65	6,050
May 13, 2016	$1.78	10,000
May 13, 2016	$1.31	7,667
May 13, 2016	$0.86	25,000
May 13, 2016	$0.70	18,100
May 13, 2016	$0.65	27,000
May 12, 2016	$1.31	11,000
May 11, 2016	$2.00	500
May 11, 2016	$1.31	37,418
May 11, 2016	$0.65	5,700
May 10, 2016	$1.71	40,000
May 10, 2016	$1.31	30,584
May 10, 2016	$0.65	4,617
May 9, 2016	$1.31	19,000
April 18, 2016	$1.31	9,167
April 18, 2016	$0.65	5,267
April 15, 2016	$0.65	1,500
April 15, 2016	$1.31	6,667
April 13, 2016	$1.31	6,667
April 12, 2016	$1.31	6,000
April 12, 2016	$0.65	3,733
April 12, 2016	$0.70	75,000
April 11, 2016	$0.96	5,000
April 11, 2016	$0.71	14,000
April 11, 2016	$0.70	9,600
April 8, 2016	$0.70	25,000
April 4, 2016	$0.65	2,667

	Price per
	Security/Exercise
Date	Price per Security	Number of Securities
March 30, 2016	$0.70	1,400
March 29, 2016	$0.70	66,100
March 28, 2016	$0.70	6,000
March 24, 2016	$0.70	6,500
March 22, 2016	$0.96	13,333
March 22, 2016	$0.71	18,000
March 22, 2016	$0.70	163,700
March 22, 2016	$0.65	5,450
March 18, 2016	$0.70	151,700
March 18, 2016	$0.65	44,016
March 17, 2016	$0.96	10,000
March 17, 2016	$0.71	20,000
March 17, 2016	$0.70	55,000
March 17, 2016	$0.65	18,198
March 16, 2016	$0.75	16,667
March 16, 2016	$0.65	2,400
March 16, 2016	$0.70	50,000
March 15, 2016	$0.70	100,000
March 14, 2016	$0.70	140,000
March 11, 2016	$0.70	50,000
March 11, 2016	$0.71	12,000
March 10, 2016	$0.71	13,000
March 10, 2016	$0.65	10,000
March 10, 2016	$0.70	33,334
February 12, 2016	$0.70	10,000

Options Granted
June 10, 2016	$2.19	1,345,900
December 11, 2015	$0.71	2,344,000

TRADING PRICE AND VOLUME

            The Common Shares are traded on the TSX under the symbol “GPR” and on the NYSE MKT under the symbol “GPL”.

            The following table sets forth the price ranges in Canadian dollars and trading volume of the Common Shares of the Company as reported by the TSX during the 12 month period before the date of this Prospectus Supplement:

Period	High ($)	Low ($)	Volume
2015
June	0.70	0.51	3,067,033
July	0.57	0.40	2,101,857
August	0.65	0.435	2,508,799
September	0.58	0.485	1,113,339
October	0.80	0.52	3,040,755
November	0.78	0.58	1,460,697
December	0.73	0.62	1,215,931
2016
January	0.74	0.54	1,719,025
February	1.09	0.71	3,859,660
March	1.40	0.87	6,826,702
April	2.82	1.13	10,194,013
May	2.80	1.75	14,038,204
June	2.33	1.79	7,964,748
July 1-6	2.60	2.25	2,644,771

            The closing price per Common Share on the TSX on July 6, 2016 was $2.42.

            The following table sets forth the price ranges in U.S. dollars and trading volume of the Common Shares of the Company as reported by the NYSE MKT during the 12 month period before the date of this Prospectus Supplement:

Period	High (US$)	Low (US$)	Volume
2015
June	0.56	0.32	41,931,458
July	0.44	0.30	7,896,386
August	0.49	0.33	9,165,424
September	0.44	0.37	4,991,518
October	0.63	0.39	13,682,096
November	0.60	0.43	6,830,040
December	0.55	0.44	6,530,731
2016
January	0.53	0.41	6,889,300
February	0.79	0.51	14,692,400
March	1.08	0.64	21,725,500
April	2.25	0.86	42,809,255
May	2.25	1.33	52,342,089
June	1.80	1.36	30,542,714
July 1-6	2.00	1.67	9,995,637

            The closing price per Common Share on the NYSE MKT on July 6, 2016 was US$1.86.

RISK FACTORS

            Investing in securities of the Company involves a significant degree of risk and must be considered speculative due to the high-risk nature of the Company’s business. Investors should carefully consider the information included or incorporated herein by reference in this Prospectus Supplement and the Prospectus (including subsequently filed documents incorporated by reference) and the Company’s historical consolidated financial statements and related notes thereto before making an investment decision concerning the Common Shares. There are various risks that could have a material adverse effect on, among other things, the operating results, earnings, properties, business and condition (financial or otherwise) of the Company. These risk factors, together with all of the other information included, or incorporated by reference in this Prospectus Supplement, including information contained in the section entitled “Caution Regarding Forward-Looking Statements” should be carefully reviewed and considered before a decision to invest in the Common Shares is made. Additional risks and uncertainties not currently known to the Company, or that the Company currently deems immaterial, may also materially and adversely affect its business.

Metals and Mineral Prices Are Subject to Dramatic and Unpredictable Fluctuations

            The market prices of precious metals and other minerals are volatile and cannot be controlled. If the prices of precious metals and other minerals should drop significantly, the economic prospects of the Company’s operating mines and projects could be significantly reduced or rendered uneconomic. There is no assurance that even if commercial quantities of ore are discovered, a profitable market may exist for the sale of same. Mineral prices have fluctuated widely, particularly in recent years. The marketability of minerals is also affected by numerous other factors beyond the control of the Company, including government regulations relating to royalties, allowable production and importing and exporting of minerals, the effect of which cannot be accurately predicted.

            The Company has not entered into any hedging arrangements for any of its metal and mineral production, but has sought arrangements to price silver and gold content of its production in advance of contractual pricing periods which can be two to three months from the time of shipment. The Company may enter into similar arrangements in the future.

Current Global Financial Conditions

            In recent years, global financial markets have experienced increased volatility and global financial conditions have been subject to increased instability. These have a profound impact on the global economy. Many industries, including the mining sector, were impacted by these market conditions. Some of the key impacts of financial market turmoil include contraction in credit markets resulting in a widening of credit risk, devaluations and high volatility in global equity, commodity, foreign exchange and precious metal markets and a lack of market liquidity. Access to financing for mining companies continues to be negatively impacted by liquidity constraints. These factors may impact the ability of the Company to obtain equity or debt financing and, if available, to obtain such financing on terms favourable to the Company. If these increased levels of volatility and market turmoil continue, the Company’s operations and planned growth could be adversely impacted and the trading price of the securities of the Company may be adversely affected.

Inaccuracies in Production and Cost Estimates

            The Company prepares estimates of future production and future production costs for its operations. No assurance can be given that these estimates will be achieved. Production and cost estimates are based on, among other things, the following: the accuracy of Mineral Resource estimates; the accuracy of assumptions regarding ground conditions and physical characteristics of mineralization, equipment and mechanical availability, labour, and the accuracy of estimated rates and costs of mining and processing. Actual production and costs may vary from estimates for a variety of reasons, including actual mineralization mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics, short-term operating factors relating to the Mineral Resources, such as the need for sequential development of mineralized zones and the processing of new or different grades of mineralization; and the risks and hazards associated with mining described below under “Mining and Mineral Exploration Have Substantial Operational Risks”. In addition, there can be no assurance that silver recoveries or other metal recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production, or that the existing known and experienced recoveries will continue. Costs of production may also be affected by a variety of factors, including: variability in grade or dilution, metallurgy, labour costs, costs of supplies and services (such as, fuel and power), general inflationary pressures and currency exchange rates. Failure to achieve production or cost estimates, or increases in costs, could have an adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition.

Uncertainty Regarding Resource Estimates

            Only Mineral Resources have been determined for certain of the Company’s properties, and no estimate of reserves on any property has been completed. Resource estimates are based on interpretation and assumptions and may yield less mineral production under actual conditions than estimated. In making determinations about whether to advance any projects to development, the Company must rely upon estimated calculations as to the Mineral Resources and grades of mineralization on its properties. Until mineralized zones are actually mined and processed, Mineral Resources and grades of mineralization must be considered as estimates only. These estimates are imprecise and depend upon geological interpretation and statistical inferences drawn from drilling and sampling which may prove to be unreliable. The Company cannot assure that:

  Resource or other mineralization estimates will be accurate; or

  Mineralization can be mined or processed profitably.

            Any material changes in Mineral Resource estimates and grades of mineralization will affect the economic viability of a mine or a project and its return on capital. The Company’s resource estimates have been determined and valued based on assumed future prices, cut-off grades and operating costs that may prove to be inaccurate. Extended declines in market prices for silver, gold, zinc and lead may render portions of the Company’s mineralization uneconomic and result in reduced reported Mineral Resources.

            Any material reductions in estimates of Mineral Resources, or of the Company’s ability to extract such Mineral Resources, could have a material adverse effect on the Company’s results of operations or financial condition. The Company cannot assure that mineral recovery rates achieved in small scale tests will be duplicated in large scale tests under on-site conditions or in production scale.

No Reserves

            There are no current estimates of Mineral Reserves for any of the Company’s mines or projects. The Company made decisions to enter into production at the Topia Mine, the Guanajuato Mine and the San Ignacio Mine without having completed final feasibility studies. Accordingly, the Company did not base its production decisions on any feasibility studies of Mineral Reserves demonstrating economic and technical viability of the mines. As a result, there may be increased uncertainty and risks of achieving any particular level of recovery of minerals from the Company’s mines or the costs of such recovery. As the Company’s mines do not have established reserves, the Company faces higher risks that anticipated rates of production and production costs will be achieved, and these risks could have a material adverse impact on the Company’s ability to continue to generate anticipated revenues and cash flows to fund operations from and ultimately achieve profitable operations.

Sufficiency of Current Capital and Ability to Obtain Financing

            The further exploitation, development and exploration of mineral properties in which the Company holds interests or which the Company acquires may depend upon its ability to obtain equity financing and/or debt financing, to enter into joint ventures or to obtain other means of financing. There is no assurance that the Company will be successful in obtaining required financing as and when needed. Volatile precious metals markets may make it difficult or impossible for the Company to obtain financing on favourable terms, or at all.

            As at March 31, 2016, the Company had approximately $17.0 million of cash and cash equivalents and, for the three month period ended March 31, 2016, the Company generated positive cash flow from operating activities. While the Company considers that it has sufficient capital to support its current operating requirements based on its current capital resources and expected cash flows from ongoing operations, there is a risk that commodity prices decline or other factors may cause the Company to be unable to continue generating sufficient cash flows to sustain operations or to be unable to fund planned capital projects, including expansions and potential acquisitions. In addition, the Company may require additional capital if the costs of its capital projects are materially greater than the Company’s projections.

            There is no assurance that the Company will be able to obtain additional capital when required. Failure to obtain additional financing on a timely basis may cause the Company to postpone acquisitions, expansion, development and exploration plans, or even suspend operations.

Mining and Mineral Exploration Have Substantial Operational Risks

            Mining and mineral exploration involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. These risks include but are not limited to:

  major or catastrophic equipment failures;

  mine failures and slope failures;

  ground fall and cave-ins;

  deleterious elements materializing in the mined resources;

  environmental hazards;

  industrial accidents and explosions;

  encountering unusual or unexpected geological formations;

  labour shortages or strikes;

  civil disobedience and protests; and

  natural phenomena such as inclement weather conditions, floods, droughts, rock slides and earthquakes.

            These occurrences could result in environmental damage and liabilities, work stoppages and delayed production, increased production costs, damage to, or destruction of, mineral properties or production facilities, personal injury or death, asset write-downs, monetary losses and other liabilities. The nature of these risks is such that liabilities could exceed policy limits of the Company’s insurance coverage, in which case the Company could incur significant costs that could prevent profitable operations.

Political Risk and Government Regulations

            The Company’s mining, exploration and development activities are focussed in Mexico and Peru, and are subject to national and local laws and regulations, governing prospects, taxes, labour standards, occupational health, land use, environmental protection, mine safety and others which currently or in the future may have a substantial adverse impact on the Company. In order to comply with applicable laws, the Company may be required to incur significant capital or operating expenditures. Existing and possible future environmental legislation, regulation and action could cause additional expense, capital expenditures, restriction and delays in the activities of the Company, the extent of which cannot be reasonably predicted. Violations may require compensation of those suffering loss or damage by reason of the Company’s mining activities and the Company may be fined if convicted of an offence under such legislation.

            Mining and exploration activities in Mexico and/or Peru may be affected in varying degrees by political instabilities and government regulations relating to the mining industry. Any changes in regulations or shifts in political conditions are beyond the Company’s control and may adversely affect the business. Operations may also be affected to varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, environmental legislation and mine safety. The status of Mexico and Peru as developing countries may make it more difficult for the Company to obtain any required financing for projects. The effect of all these factors cannot be accurately predicted. Notwithstanding the progress achieved in improving Mexican and Peruvian political institutions and revitalizing its economy, the present administration, or any successor government, may not be able to sustain the progress achieved. The Company does not carry political risk insurance.

Mexican Foreign Investment and Income Tax Laws

            Under the Foreign Investment Law of Mexico, there is no limitation on foreign capital participation in mining operations; however, the applicable laws may change in a way which may adversely impact the Company and its ability to repatriate profits. Under Mexican Income Tax Law, dividends are subject to a withholding tax. Corporations with their tax residence in Mexico are taxed on their worldwide income. Mexico levies a value added tax, known as the IVA, which is an indirect tax levied on the value added to goods and services, and it is imposed on corporations that carry out activities within Mexican territory.

            During 2013, the Mexico Senate passed tax reform legislation, which took effect on January 1, 2014. The tax reform includes an increase in the corporate tax rate from 28% to 30%, the introduction of a special mining royalty of 7.5% on the profits derived from the sale of minerals, and, the introduction of an extraordinary mining royalty of 0.5% on the gross income derived from the sale of gold, silver and platinum. These changes may have a material impact on the Company’s future earnings and cash flows, and possibly on future capital investment decisions.

Risks associated with Obtaining and Complying with the Tailings Permits

            The Company has been advised by CONAGUA, the Mexican federal agency responsible for water administration, that the Company is required to make applications for permits associated with the occupation and construction of the tailings facility at the GMC, as discussed above under “Our Business – Recent Developments”.

            Although at meetings held in February and April 2016, CONAGUA officials identified no specific issues arising from the outstanding tailings permits and requested that the Company complete its applications, the process of applying for the tailings permits includes the preparation of technical information regarding the construction of the tailings facility, including before the Company`s operation of the facility. This process is expected to take several months, and the duration and success of efforts to obtain the tailings permits are contingent upon many variables not within the Company’s control.

            The Company cannot assure that the tailings permits will be obtained or renewable on reasonable terms, or at all. Delays or a failure to obtain such required permits, or the expiry, revocation or failure by the Company to comply with the terms of any such permits, if obtained, would adversely affect the Company’s ability to continue operating the tailings facility at the GMC, could result in a halt of mining operations at the GMC, or to expand the tailings facility, each of which could adversely affect the Company’s results of operations.

Risks associated with Topia Tailings Facility Expansion

            The Topia tailings capacity will require an expansion beyond the present Phase I facility. Work is underway to evaluate the technical options, provide the engineering design, and procure the required permitting for the Phase II expansion in 2016. This work is on a tight timetable and, although expected for timely completion, presents a risk in continuing normal operations at Topia. If the Company is not able to secure the required permits or complete construction in the anticipated timeframe, the Company may be not be able use the tailings facility that is part of the Phase II expansion. In this event, the Company may be required to take measures to expand capacity at its existing facility or, if this option is not available, curtail or suspend production at Topia. Further, if the environmental review identifies any non-compliance of the existing facility, there is no assurance that Mexican regulatory authorities will agree to any mitigation plan proposed by the Company

Factors beyond the Company’s Control

            There are a number of factors beyond the Company’s control. These factors include, but are not limited to, changes in government regulation, political changes, high levels of volatility in metal prices, availability of markets, availability of adequate transportation and smelting facilities, availability of capital, environmental factors and catastrophic risks, and amendments to existing taxes and royalties. These factors and their effects cannot be accurately predicted.

Environmental and Health and Safety Risks

            The Company’s operations are subject to environmental regulations promulgated by government agencies from time to time. There is no assurance that environmental regulations will not change in a manner that could have an adverse effect on the Company’s financial condition, liquidity or results of operations, and a breach of any such regulation may result in the imposition of fines and penalties.

            Environmental legislation is constantly expanding and evolving in ways that impose stricter standards and more rigorous enforcement, with higher fines and more severe penalties for non-compliance, and increased scrutiny of proposed projects. There is an increased level of responsibility for companies, and trends towards criminal liability for officers and directors for violations of environmental laws, whether inadvertent or not. The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of the Company’s operations.

            Exploration activities and/or the pursuit of commercial production of the Company’s mineral claims may be subject to an environmental review process under environmental assessment legislation. Compliance with an environmental review process may be costly and may delay commercial production. Furthermore, there is the possibility that the Company would not be able to proceed with commercial production upon completion of the environmental review process if government authorities do not approve the proposed mine, or if the costs of compliance with government regulation adversely affect the commercial viability of the proposed mine.

            The development and operation of a mine involves significant risks to personnel from accidents or catastrophes such as rock-falls, fires, explosions or collapses. These risks could result in damage or destruction of mineral properties, production facilities, casualties, personal injury, environmental damage, mining delays, increased production costs, monetary losses and legal liability. The Company may not be able to obtain insurance to cover these risks at economically feasible premiums. Insurance against certain environmental risks, including potential liability for pollution and other hazards as a result of the disposal of waste products occurring from production, is not generally available to companies within the mining industry. The Company may be materially adversely affected if it incurs losses related to any significant events that are not covered by its insurance policies.

            The Company has safety programs in place and continues to make further improvements. Safety meetings with employees and contractors are held on a regular basis to reinforce standards and practices. Despite these programs, the Company experienced two fatalities at its Topia Mine in 2014 and two fatalities at the GMC in 2016. While these fatalities did not materially affect operations, the Company considers health and safety of its workers, and others in the communities in which it operates, to be a top priority. In this regard, the Company is continually seeking to minimize the risk of safety incidents. The Company also reviews its insurance coverage on an annual basis to maintain its adequacy and relevancy.

Risks Which Cannot Be Insured

            The Company maintains appropriate insurance for liability and property damage; however, the Company may be subject to liability for hazards that cannot be insured against, which if such liabilities arise, could impact profitability and result in a decline in the value of the Company’s securities. The Company’s operations may involve the use of dangerous and hazardous substances; however, extensive measures are taken to prevent discharges of pollutants in the ground water and the environment. Although the Company will maintain appropriate insurance for liability and property damage in connection with its business, the Company may become subject to liability for hazards that cannot be insured against or which the Company may elect not to insure itself against due to high premium costs or other reasons. In the course of mining and exploration of mineral properties, certain risks and, in particular, unexpected or unusual geological operating conditions including rock bursts, cave-ins, fires, flooding and earthquakes, may occur. It is not always possible to fully insure against such risks and the Company may decide not to take out insurance against such risks as a result of high premiums or other reasons.

Risk of Secure Title or Property Interest

            There can be no assurance that title to any property interest acquired by the Company or any of its subsidiaries is secured. Although the Company has taken reasonable precautions to ensure that legal title to its properties is properly documented, there can be no assurance that its property interests may not be challenged or impugned. Such property interests may be subject to prior unregistered agreements or transfers or other land claims, and title may be affected by undetected defects and adverse laws and regulations.

            In the jurisdictions in which the Company operates, legal rights applicable to mining concessions are different and separate from legal rights applicable to surface lands; accordingly, title holders of mining concessions in such jurisdictions must agree with surface land owners on compensation in respect of mining activities conducted on such land.

Unauthorized Mining

            The mining industry in Mexico is subject to incursions by illegal miners or “lupios” who gain unauthorized access to mines to steal ore mainly by manual mining methods. The Company has experienced such incursions including an incident in the first quarter of 2014 which resulted in both a significant financial loss to the Company and a material impact to the Company’s operations. In addition to the risk of losses and disruptions, these illegal miners pose a safety and security risk. The Company has taken security measures at its sites to address this issue and ensure the safety and security of its employees and contractors. These incursions and illegal mining activities can potentially compromise underground structures, equipment and operations, which may lead to production stoppages and impact the Company’s ability to meet production goals.

Commercialization Risk of Development and Exploration Stage Properties and Ability to Acquire Additional Commercially Mineable Mineral Rights

            The Company’s primary mineral properties, the Topia Mine and Guanajuato Mine, have been in the production stage for more than nine years, under the ownership of the Company, and have generated positive cash flow from operations. The San Ignacio Mine commenced production in 2014 and has generated positive cash flow from operations; however, the commercial viability of this mine was not established by a feasibility study or preliminary economic assessment.

            Mineral exploration involves a high degree of risk. There is no assurance that commercially viable quantities of ore will be discovered at Coricancha, or the Company’s other exploration projects, or that its exploration or development projects will be brought into commercial production.

            Most exploration projects do not result in the discovery of commercially mineable ore deposits and no assurance can be given that any anticipated level of recovery of ore reserves will be realized or that any identified mineral deposit will ever qualify as a commercially mineable (or viable) ore body which can be legally and economically exploited. Estimates of reserves, resources, mineral deposits and production costs can also be affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, social dynamics in local communities, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions.

            Material changes in commodity prices, Mineral Resources, grades, dilution or recovery rates, or other project parameters may affect the economic viability of any project. The Company’s future growth and productivity will depend, in part, on the ability to identify and acquire additional commercially mineable mineral rights, and on the costs and results of continued exploration and potential development programs. Mineral exploration and development is highly speculative in nature and is frequently non-productive. Substantial expenditures are required to:

  Establish Mineral Resources through drilling and metallurgical and other testing techniques;

  Determine metal content and metallurgical recovery processes to extract metal from the ore;

  Evaluate the economic viability or feasibility; and,

  Construct, renovate, expand or modify mining and processing facilities.

            In addition, if potentially economic mineralization is discovered, it could take several years from the initial phases of exploration until production is possible. During this time, the economic feasibility of production may change. As a result of these uncertainties, there can be no assurance that the Company will successfully acquire additional commercially mineable (or viable) mineral rights.

            Development projects usually have no operating history upon which to base estimates of future cash flow. Estimates of Proven and Probable Reserves, Measured and Indicated Resources, and Inferred Resources are, to a large extent, based upon detailed geological and engineering analysis. Further, Mineral Resources that are not Mineral Reserves have not demonstrated economic viability. At this time, none of the Company’s properties have defined ore-bodies with Mineral Reserves. Due to the uncertainty of Inferred Mineral Resources, there is no assurance that Inferred Mineral Resources will be upgraded to either Measured or Indicated Resources or to Proven or Probable Mineral Reserves as a result of continued definition.

            Because mines have limited lives, the Company must continually replace and expand its Mineral Resources as the Company’s mines produce metals. The life-of-mine estimates for the Company’s mines are estimates which may vary based on underlying assumptions and parameters. The ability of the Company to maintain or increase its annual production of metals and the Company’s future growth and productivity will be dependent in significant part on its ability to identify and acquire additional commercially mineable mineral rights, to bring new mines into production, to expand Mineral Resources at existing mines. It is further impacted by the costs and results of continued exploration and potential development programs.

Fluctuations in the Price of Consumed Commodities

            Prices and availability of commodities or inputs consumed or used in connection with exploration, development and mining, such as diesel, oil, electricity, chemicals and reagents fluctuate and affect the costs of production at the Company’s operations. These fluctuations can be unpredictable, can occur over short periods of time and may have a materially adverse impact on operating costs or the timing and costs of various projects.

Fluctuation in Foreign Currency Exchange Rates

            The Company maintains bank accounts in Canadian dollars, U.S. dollars and Mexican pesos. The Company earns revenue in U.S. dollars while its costs are incurred in Canadian dollars, U.S. dollars and Mexican pesos. An appreciation in the Mexican peso and/or U.S. dollar against the Canadian dollar will increase operating and capital expenditures as reported in Canadian dollars. A decrease in the U.S. dollar against the Canadian dollar will reduce the Company’s revenues as reported in Canadian dollars and will also result in a loss to the Company to the extent that the Company holds funds in U.S. dollars. Similarly, a decrease in the Mexican peso against the Canadian dollar will result in a loss to the Company to the extent that the Company holds funds in Mexican pesos. The Company has used hedging instruments in managing its foreign exchange risk. Such instruments can be subject to material gains and losses.

Dependency on Key Personnel

            The Company’s success and viability depends, in large part, on its ability to attract and maintain qualified key management personnel. Competition for such personnel is intense, and may impact the ability to attract and retain such personnel in Canada and Mexico. The Company’s growth and viability has depended, and will continue to depend, on the efforts of key management personnel including, but not limited to, Robert A. Archer, President, Chief Executive Officer and director; Ali Soltani, Chief Operating Officer; Jim Zadra, Chief Financial Officer; and Robert F. Brown, Vice President, Exploration. The loss of any key management personnel may have a material adverse effect on the Company, its business and its financial position. The Company has employment contracts with these employees but does not have key-man life insurance. The Company provides these employees with long-term incentive compensation which generally vest over a minimum of three years and is designed to retain these employees and align their interests with those of the Company’s shareholders.

Conflicts of Interest of Directors and Officers

            Certain of the Company’s directors and officers may continue to be involved in a wide range of business activities through their direct and indirect participation in corporations, partnerships or joint ventures, some of which are in the same business as the Company. Situations may arise in connection with potential acquisitions and investments where the other interests of these directors and officers may conflict with the interests of the Company. The directors and officers of the Company are required by law and the Company’s Code of Business Conduct & Ethics to act in the best interests of the Company. They may have the same obligations to the other companies and entities for which they act as directors or officers. The discharge by the directors and officers of their obligations to the Company may result in a breach of their obligations to these other companies and entities and, in certain circumstances, this could expose the Company to liability to those companies and entities. Similarly, the discharge by the directors and officers of their obligations to these other companies and entities could result in a breach of their obligation to act in the best interests of the Company. Such conflicting legal obligations may expose the Company to liability to others and impair its ability to achieve its business objectives.

Concentration of Customers

            The Company produces concentrates containing silver, gold, lead and zinc. Concentrates are the product of the processing of ore mined by the Company at its processing plants. The Company sells its concentrates to metals traders and smelters. During the year ended December 31, 2015, three customers accounted for 99.2% of the Company’s revenues. The Company believes that a small number of customers will continue to represent a significant portion of its total revenue. The Company does not consider itself economically dependent upon any single customer or combination of customers due to the existence of other potential metals traders or smelters capable of purchasing the Company’s production. However, the Company could be subject to limited smelter availability and capacity, or it may not be able to maintain its current significant customers or secure significant new customers on similar terms, any of which may have a material adverse effect on the Company’s business, financial condition, operating results and cash flows.

Risks associated with Transportation of Concentrate

            The concentrates produced by the Company have significant value and are loaded onto road vehicles for transport to smelters in Mexico or to sea ports for export to smelters in foreign markets, such as Europe and Asia, where the metals are extracted. The geographic location of the Company’s operating mines in Mexico and trucking routes taken through the country to the smelters and ports for delivery, give rise to risks including concentrate theft, road blocks and terrorist attacks, losses caused by adverse weather conditions, delays in delivery of shipments, and environmental liabilities in the event of an accident or spill.

Theft of Concentrate

            In addition, the Company may have significant concentrate inventories at its facilities or on consignment at other warehouses awaiting shipment. The Company has experienced theft of concentrates in the past and has taken additional steps to secure its concentrate, whether in storage or in transit. The Company has insurance coverage; however, recovery of the full market value may not always be possible. Despite these risk mitigation measures, there remains a continued risk that theft of concentrate may have a material impact on the Company’s financial results.

Acquisition Strategy

            As part of Great Panther’s business strategy, the Company has made acquisitions in the past and continues to seek new acquisition opportunities in the Americas. The opportunities sought by the Company include operating mines, and exploration and development opportunities, with a primary focus on silver and/or gold. As a result, the Company may from time to time acquire additional mineral properties or securities of issuers which hold mineral properties. In pursuit of such opportunities, the Company may fail to select appropriate acquisition candidates or negotiate acceptable arrangements, including arrangements to finance acquisitions or integrate the acquired businesses and their personnel into the Company, and may fail to assess the value, strengths, weaknesses, contingent and other liabilities and potential profitability of acquisition candidates, or to achieve identified and anticipated operating and financial results. Acquisitions may result in unanticipated costs, diversion of management attention from existing businesses, and the potential loss of the Company’s key employees or of those of the acquired business. The Company cannot assure that it can complete any acquisition or business arrangement that it pursues, or is pursuing, on favourable terms, or that any acquisitions or business arrangements completed will ultimately benefit the Company. Acquisitions may involve a number of special risks, circumstances or legal liabilities. These and other risks related to acquiring and operating acquired properties and companies could have a material adverse effect on the Company’s results of operations and financial condition. Further, to acquire properties and companies, the Company may be required to use available cash, incur debt, issue additional securities or a combination of any of these. This could affect the Company’s future flexibility and ability to raise capital, to operate, explore and develop its properties and could dilute existing shareholders and decrease the price of the common shares of the Company. There may be no right or ability for the Company’s shareholders to evaluate the merits or risks of any future acquisition undertaken by the Company, except as required by applicable laws and regulations.

Community Relations and Social License to Operate

            The Company’s relationship with the communities in which it operates is critical to ensure the future success of its existing operations and the construction and development of its projects. While the Company’s relationships with the communities in which it operates are believed to be strong, there is an increasing level of public concern relating to the perceived effect of mining activities on the environment and on communities impacted by such activities. Certain non-governmental organizations (“NGOs”), some of which oppose globalization and resource development, are often vocal critics of the mining industry and its practices. Publicity generated by such NGOs or others related to extractive industries generally, or its operations specifically, could have an adverse effect on the Company’s reputation or financial condition and may impact its relationship with the communities in which it operates. While the Company believes that it operates in a socially responsible manner, there is no guarantee that the Company’s efforts in this respect will mitigate this potential risk.

Volatility of Share Price

            Trading prices of Great Panther’s shares may fluctuate in response to a number of factors, many of which are beyond the control of the Company. In addition, the stock market in general, and the market for gold and silver mining companies in particular, has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of such companies. These broad market and industry factors may adversely affect the market price of the Company’s shares, regardless of operating performance.

            In the past, securities class-action litigation has often been instituted following periods of volatility in the market price of securities. Such litigation, if instituted, could result in substantial costs and a diversion of management’s attention and resources.

Shareholder Activism

            Shareholder activism is on the rise in North America. Shareholder activism could result in substantial costs and a diversion of management’s attention and resources. Shareholder activism can also taint a company’s reputation, which may have negative effects on the Company and all of its stakeholders. There is no guarantee that the Company will not be the subject of shareholder activism in future, nor that the Company would be successful in defending itself and shareholder interests against shareholder activists.

Substantial Decommissioning and Reclamation Costs

            The Company reviews and reassesses its reclamation obligations at each of its mines based on updated mine life estimates, rehabilitation and closure plans. As at December 31, 2015, the Company had a provision for $4.8 million on its Statement of Financial Position for the estimated present value of future reclamation and remediation associated with the expected retirement of its mineral properties, plant, and equipment. The present value of these reclamation provisions may be subject to change as a result of management’s estimates of ultimate decommissioning and reclamation costs, changes in the remediation technology or changes to applicable laws, regulations and interest rates. Such changes will be recorded in the accounts of the Company as they occur.

            The costs of performing the decommissioning and reclamation must be funded by the Company’s operations. These costs can be significant and are subject to change. The Company cannot predict what level of decommissioning and reclamation may be required in the future by regulators. If the Company is required to comply with significant additional regulations or if the actual cost of future decommissioning and reclamation is significantly higher than current estimates, this could have an adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition.

Officers and Directors Are Indemnified Against All Costs, Charges and Expenses Incurred by Them

            The Company’s articles contain provisions limiting the liability of its officers and directors for all acts, receipts, neglects or defaults of themselves and all of the other officers or directors for any other loss, damage or expense incurred by the Company which happen in the execution of the duties of such officers or directors, as do indemnification agreements between the directors and officers and the Company. Such limitations on liability may reduce the likelihood of derivative litigation against the Company’s officers and directors and may discourage or deter shareholders from suing the officers and directors based upon breaches of their duties to the Company, though such an action, if successful, might otherwise benefit the Company and its shareholders.

Enforcement of Legal Actions or Suits

            It may be difficult to enforce suits against the Company or its directors and officers. The Company is organized and governed under the laws of under the Business Corporations Act of British Columbia, Canada and is headquartered in this jurisdiction. All of the Company’s directors and most officers are residents of Canada, and all of the Company’s assets are located outside of the United States. Consequently, it may be difficult for United States investors to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the United States Securities Exchange Act of 1934, as amended. There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons predicated solely upon such civil liabilities.

Dilution of Shareholders’ Interests as a Result of Issuance of Incentive Stock Options to Employees, Directors, Officers and Consultants

            The Company has granted, and in the future may grant, to directors, officers, insiders, employees, and consultants, options to purchase common shares as non-cash incentives to those persons. Such options have been, and may in future be, granted at exercise prices equal to market prices, or at prices as allowable under the policies of the TSX. The issuance of additional shares will cause existing shareholders to experience dilution of their ownership interests. As at June 30, 2016, there are outstanding share options exercisable into 10,966,402 common shares which, if exercised, would represent approximately 7.4% of the Company’s issued and outstanding shares. If all of these share options are exercised and issued, such issuance will also cause a reduction in the proportionate ownership and voting power of all other shareholders. The dilution may result in a decline in the market price of the Company’s shares.

Dilution of Shareholders’ Interests as a Result of Issuances of Additional Shares

            Depending on the outcome of the Company’s exploration programs and mining operations, the Company may issue additional shares to finance additional programs and mining operations or to acquire additional properties. In the event that the Company is required to issue additional shares or decides to enter into joint arrangements with other parties in order to raise capital through the sale of equity securities, investors’ interests in the Company will be diluted and investors may suffer dilution in their net book value per share depending on the price at which such securities are sold.

Trading of the Company’s Shares May Be Restricted by the SEC's “Penny Stock” Regulations Which May Limit a Stockholder’s Ability to Buy and Sell the Shares

            The U.S. Securities and Exchange Commission has adopted regulations which generally define “Penny Stock” to be any equity security that has a market price (as defined) less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. The Company’s securities are covered by the Penny Stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and “accredited investors” (as defined). The Penny Stock rules require a broker-dealer to provide very specific disclosure to a customer who wishes to purchase a Penny Stock, prior to the purchase. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the stock that is subject to these Penny Stock rules. Consequently, these Penny Stock rules may affect the ability of broker-dealers to trade the Company’s securities.

The Company Does Not Expect to Declare or Pay Any Dividends

            The Company has not declared or paid any dividends on its Common Shares since inception, and does not anticipate paying any such dividends for the foreseeable future.

Credit and Counterparty Risk

            Credit risk is the risk of financial loss if a customer or counterparty fails to meet its contractual obligations. The Company’s credit risk relates primarily to cash and cash equivalents, trade receivables in the ordinary course of business, and value added tax refunds primarily due from the Mexican taxation authorities, and other receivables. The Company sells and receives payment upon delivery of its concentrates primarily through international organizations. These are generally large and established organizations with good credit ratings. Payments of receivables are scheduled, routine and received within the specific terms of the contract. If a customer or counterparty does not meet its contractual obligations, or if they become insolvent, the Company may incur losses for products already shipped and be forced to sell greater volumes of concentrate than intended in the spot market, or there may be no market for the concentrates, and the Company’s future operating results may be materially adversely impacted as a result.

Liquidity Risk

            Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they arise. The Company has a planning and budgeting process in place to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansion plans. As at March 31, 2016, the Company had net working capital (current assets in excess of current liabilities) of approximately $35.5 million, including approximately $17.0 million in cash and cash equivalents, and no long-term debt. The Company believes it has sufficient net working capital to meet operating requirements as they arise for at least the next twelve months, but there can be no assurance that a sudden significant decrease in silver prices, or unforeseen liability, or other matter affecting the operations of the business might arise which will have a material impact on the Company’s sufficiency of cash reserves to meet operating requirements. In addition, a large acquisition or significant change in capital plans could significantly change the cash and working capital required by the Company.

Internal Control over Financial Reporting

            The Company documented and tested its internal control procedures during its most recent fiscal year in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act (“SOX”). Section 404 of SOX requires an annual assessment by management and an independent assessment by the Company’s independent auditors of the effectiveness of the Company’s internal control over financial reporting. For the year ended December 31, 2015, the Company qualified as an “emerging growth company” under the United States Securities Exchange Act of 1934 and therefore is eligible to forego the requirements for independent assessment of its internal control procedures under Section 404 of SOX. Notwithstanding, the Company has undergone an independent assessment of its internal control procedures under Section 404 of SOX for the year ended December 31, 2015 by its independent auditors, but to the extent it retains its “emerging growth company” status, may not do so in future periods.

            The Company may fail to achieve and maintain the adequacy of its internal control over financial reporting as such standards are modified, supplemented, or amended from time to time, and the Company may not be able to ensure that it can conclude on an ongoing basis that it has effective internal controls over financial reporting in accordance with Section 404 of SOX. The Company’s failure to satisfy the requirements of Section 404 of SOX on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm the Company’s business and negatively impact the trading price of its common shares. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company’s operating results or cause it to fail to meet its reporting obligations. There can be no assurance that the Company will be able to remediate material weaknesses, if any, identified in future periods, or maintain all of the controls necessary for continued compliance, and there can be no assurance that the Company will be able to retain sufficient skilled finance and accounting personnel, especially in light of the increased demand for such personnel among publicly traded companies. Future acquisitions of companies may present the Company with challenges in implementing the required processes, procedures and controls in its acquired operations. Acquired companies may not have disclosure controls and procedures or internal control over financial reporting that are as thorough or effective as those required by the securities laws currently applicable to the Company.

            No evaluation can provide complete assurance that the Company’s internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be reported. The effectiveness of the Company’s controls and procedures could also be limited by simple errors or faulty judgment. The challenges involved in implementing appropriate internal controls over financial reporting will likely increase with the Company’s plans for ongoing development of its business and this will require that the Company continues to improve its internal controls over financial reporting. Although the Company intends to devote substantial time and incur costs, as necessary, to ensure ongoing compliance, the Company cannot be certain that it will be successful in complying with Section 404 of SOX.

We have discretion with respect to the use of proceeds from this Offering.

            Management will have broad discretion with respect to the use of the net proceeds from this Offering and investors will be relying on the judgment of management regarding the application of these proceeds. At the date of this Prospectus Supplement, we intend to use the net proceeds from this Offering as described under the heading “Use of Proceeds”. However, our needs may change as our business and the industry we address evolve. As a result, the proceeds to be received in this Offering may be used in a manner significantly different from our current expectations. The failure by management to apply these funds effectively could have a material adverse effect on our business.

An investment in the Offered Units may result in the loss of an investor’s entire investment.

An investment in the Offered Units of the Company is speculative and may result in the loss of an investor’s entire investment. Only potential investors who are experienced in high risk investments and who can afford to lose their entire investment should consider an investment in the Company.

There is no assurance of a sufficient liquid trading market for the Company’s Common Shares in the future.

Shareholders of the Company may be unable to sell significant quantities of Common Shares into the public trading markets without a significant reduction in the price of their Common Shares, or at all. There can be no assurance that there will be sufficient liquidity of the Company’s Common Shares on the trading market, and that the Company will continue to meet the listing requirements of the TSX or the NYSE MKT or achieve listing on any other public listing exchange.

The Company has not paid dividends and may not pay dividends in the foreseeable future.

Payment of dividends on the Company’s Common Shares is within the discretion of the board of directors of the Company and will depend upon the Company’s future earnings, if any, its capital requirements and financial condition, and other relevant factors. The Company anticipates that all available funds will be invested to finance the growth of its business for the foreseeable future.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

General

            The following is a general summary, as of the date hereof, of the principal Canadian federal income tax considerations under the Tax Act generally applicable to a holder who acquires, as beneficial owner, Unit Shares and Warrants pursuant to the Offering, and Warrant Shares upon exercise of the Warrants, and who, for purposes of the Tax Act and at all relevant times, holds Unit Shares, Warrant Shares and Warrants as capital property and deals at arm’s length with the Company, the Underwriters and any subsequent purchaser of such securities. A holder who meets all of the foregoing requirements is referred to as a “Holder” herein, and this summary only addresses such Holders.

            This summary is not applicable to a Holder (i) that is a “financial institution”, as defined in the Tax Act for purposes of the mark-to-market rules in the Tax Act, (ii) that is a “specified financial institution”, as defined in the Tax Act, (iii) an interest in which is a “tax shelter investment” as defined in the Tax Act, (iv) that makes or has made a functional currency reporting election for purposes of the Tax Act, or (v) that has entered into or will enter into a “derivative forward agreement”, as that term is defined in the Tax Act, with respect to the Unit Shares, Warrants or Warrant Shares. Any such Holders should consult their own tax advisors.

            Additional considerations, not discussed herein, may be applicable to a Holder that is a corporation resident in Canada and is, or becomes, controlled by a non-resident corporation for purposes of the “foreign affiliate dumping” rules in section 212.3 of the Tax Act. Such Holders should consult their own tax advisors with respect to the consequences of acquiring the Units.

            This summary is based on the provisions of the Tax Act in force as of the date hereof, all specific proposals to amend the Tax Act that have been publicly and officially announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and our understanding of the current administrative and assessing policies and practices of the Canada Revenue Agency (the “CRA”) published in writing prior to the date hereof. This summary assumes the Proposed Amendments will be enacted in the form proposed. However, no assurance can be given that the Proposed Amendments will be enacted in their current form, or at all. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Proposed Amendments, does not take into account or anticipate any changes in the law or any changes in the CRA’s administrative and assessing policies or practices, whether by legislative, governmental or judicial action or decision, nor does it take into account or anticipate any other federal or any provincial, territorial or foreign tax considerations, which may differ significantly from those discussed herein. Any particular Holder should consult their own tax advisors with respect to provincial, territorial or foreign tax considerations. This summary is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder, and no representations with respect to the income tax consequences to any Holder are made. Consequently, Holders should consult their own tax advisors with respect to the tax consequences applicable to them, having regard to their own particular circumstances. The discussion below is qualified accordingly.

Allocation of Cost

            Holders will be required to allocate the aggregate cost of a Unit between the Unit Share and the Warrant on a reasonable basis in order to determine their respective costs for purposes of the Tax Act. The Company intends to allocate as consideration for their issue US$1.506 to each Unit Share and US$0.094 to each half Warrant acquired as part of a Unit. The Company believes that such allocation is reasonable but such allocation will not be binding on the CRA or a Holder and the Company expresses no opinion with respect to such allocation. For purposes of determining the adjusted cost base to a Holder of a Unit Share acquired as part of a Unit, the cost of such Unit Share will be averaged with the adjusted cost base of all Common Shares of the Company held by the Holder as capital property immediately before such acquisition.

Exercise of Warrants

            No gain or loss will be realized by a Holder on the exercise of a Warrant to acquire a Warrant Share. When a Warrant is exercised, the Holder’s cost of the Warrant Share acquired thereby will be equal to the aggregate of the Holder’s adjusted cost base of such Warrant and the exercise price, if any, paid for the Warrant Share. The Holder’s adjusted cost base of the Warrant Share so acquired will be determined by averaging the cost of the Warrant Share with the adjusted cost base to the Holder of all Common Shares of the Company held as capital property immediately before the acquisition of the Warrant Share.

Taxation of Resident Holders

            The following portion of this summary applies to Holders (as defined above) who, for the purposes of the Tax Act, are or are deemed to be resident in Canada at all relevant times (herein, “Resident Holders”) and this portion of the summary only addresses such Resident Holders.

Expiry of Warrants

            The expiry of an unexercised Warrant generally will result in a capital loss to the Resident Holder equal to the adjusted cost base of the Warrant to the Resident Holder immediately before its expiry. See discussion below under the heading “Capital Gains and Capital Losses”.

Taxation of Dividends

            A Resident Holder will be required to include in computing income for a taxation year any dividends received, or deemed to be received, in the year by the Resident Holder on the Unit Shares or Warrant Shares. In the case of a Resident Holder that is an individual (other than certain trusts), such dividends will be subject to the gross-up and dividend tax credit rules normally applicable under the Tax Act to taxable dividends received from taxable Canadian corporations, including the enhanced gross-up and dividend tax credit provisions where the Company designates the dividend as an “eligible dividend” in accordance with the provisions of the Tax Act. There may be restrictions on the ability of the Company to designate any dividend as an “eligible dividend”, and the Company has made no commitments in this regard.

            A dividend received or deemed to be received by a Resident Holder that is a corporation must be included in computing its income but will generally be deductible in computing the corporation’s taxable income, subject to all of the rules and restrictions under the Tax Act in that regard. In certain circumstances subsection 55(2) of the Tax Act will treat a taxable dividend received by a Resident Holder that is a corporation as proceeds of disposition or a capital gain. A corporation that is a “private corporation” (as defined in the Tax Act) or any other corporation controlled (whether because of a beneficial interest in one or more trusts or otherwise) by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts), generally will be liable to pay an additional tax (refundable under certain circumstances) under Part IV of the Tax Act at the rate of 381/3% on dividends received or deemed to be received on the Unit Shares or Warrant Shares in a year to the extent such dividends are deductible in computing taxable income for the year.

Disposition of Unit Shares, Warrants and Warrant Shares

            A Resident Holder who disposes, or is deemed to dispose of, a Unit Share, a Warrant (other than on the exercise thereof) or a Warrant Share generally will realize a capital gain (or capital loss) equal to the amount, if any, by which the proceeds of disposition, net of any reasonable costs of disposition, are greater (or are less) than the adjusted cost base to the Resident Holder of such Unit Shares, Warrants or Warrant Shares, as the case may be, immediately before the disposition or deemed disposition. The taxation of capital gains and losses is generally described below under the heading “Capital Gains and Capital Losses”.

Capital Gains and Capital Losses

            Generally, a Resident Holder is required to include in computing income for a taxation year one-half of the amount of any capital gain (a “taxable capital gain”) realized by the Resident Holder in such taxation year. Subject to and in accordance with the rules contained in the Tax Act, a Resident Holder is required to deduct one-half of the amount of any capital loss (an “allowable capital loss”) realized in a particular taxation year against taxable capital gains realized by the Resident Holder in the year. Allowable capital losses not so deductible in a particular taxation year may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years, to the extent and under the circumstances described in the Tax Act.

            The amount of any capital loss realized by a Resident Holder that is a corporation on the disposition or deemed disposition of a Unit Share or Warrant Share may be reduced by the amount of any dividends received or deemed to have been received by such Resident Holder on such shares, to the extent and under the circumstances described in the Tax Act. Similar rules apply where a corporation is a member of a partnership or a beneficiary of a trust that owns Unit Shares or Warrant Shares, directly or indirectly. Corporations to whom these rules may be relevant should consult their own tax advisors.

            A Resident Holder that is throughout the relevant taxation year a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay an additional tax (refundable in certain circumstances) on certain investment income, including taxable capital gains. Such Resident Holders should consult their own tax advisors.

Alternative Minimum Tax

            Capital gains realized and dividends received or deemed to be received by a Resident Holder that is an individual or a trust, other than certain specified trusts, may give rise to alternative minimum tax under the Tax Act. Resident Holders should consult their own tax advisors in this regard.

Taxation of Non-Resident Holders

            The following portion of this summary is generally applicable to Holders (as defined above) who, for the purposes of the Tax Act and at all relevant times: (i) are not resident or deemed to be resident in Canada, and (ii) do not use or hold Unit Shares, Warrants or Warrant Shares in carrying on a business in Canada. Holders who meet all of the foregoing requirements are referred to herein as “Non-Resident Holders”, and this portion of the summary only addresses such Non-Resident Holders. Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer carrying on business in Canada and elsewhere. Such Non-Resident Holders should consult their own tax advisors.

Receipt of Dividends

            Dividends paid or credited or deemed to be paid or credited to a Non-Resident Holder by the Company are subject to Canadian withholding tax at the rate of 25% of the gross amount of the dividend unless reduced by the terms of an applicable tax treaty between Canada and the Non-Resident Holder’s jurisdiction of residence. NonResident Holders should consult their own tax advisors in this regard.

Disposition of Unit Shares, Warrants and Warrant Shares

            A Non-Resident Holder generally will not be subject to tax under the Tax Act in respect of a capital gain realized on the disposition or deemed disposition of a Unit Share, a Warrant or a Warrant Share unless such Unit Share, Warrant Share or Warrant, as the case may be, constitutes “taxable Canadian property” (as defined in the Tax Act) to the Non-Resident Holder at the time of disposition and the gain is not exempt from tax pursuant to the terms of an applicable tax treaty between Canada and the Non-Resident Holder’s jurisdiction of residence.

            Provided the Unit Shares and Warrant Shares are listed on a “designated stock exchange”, as defined in the Tax Act (which currently includes the TSX and the NYSE MKT) at the time of disposition, the Unit Shares, Warrants, and Warrant Shares will generally not constitute taxable Canadian property of a Non-Resident Holder at that time, unless at any time during the 60-month period immediately preceding the disposition the following two conditions are satisfied concurrently: (i) (a) the Non-Resident Holder; (b) persons with whom the Non-Resident Holder did not deal at arm’s length; (c) partnerships in which the Non-Resident Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships; or (d) any combination of the persons and partnerships described in (a) through (c), owned 25% or more of the issued shares of any class or series of shares of the Company; AND (ii) more than 50% of the fair market value of the Unit Shares or Warrant Shares, as applicable, was derived directly or indirectly from one or any combination of: real or immovable property situated in Canada, “Canadian resource properties”, “timber resource properties” (each as defined in the Tax Act), and options in respect of, or interests in or for civil law rights in, such properties.

            Non-Resident Holders who may hold Unit Shares, Warrants or Warrant Shares as taxable Canadian property should consult their own tax advisors.

            THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL CANADIAN TAX CONSIDERATIONS APPLICABLE TO HOLDERS WITH RESPECT TO THE OWNERSHIP, EXERCISE OR DISPOSITION OF WARRANTS, UNIT SHARES AND WARRANT SHARES. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN THEIR PARTICULAR CIRCUMSTANCES.

CERTAIN MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

            The following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from the acquisition of Units pursuant to the Offering and the ownership and disposition of the Unit Shares, Warrants and Warrant Shares. This summary applies only to U.S. Holders who acquire Units at their original issuance pursuant to the Offering, and does not apply to any subsequent U.S. Holder of a Unit Share, Warrant or Warrant Share.

            This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder as a result of the ownership and disposition of Unit Shares, Warrants and Warrant Shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including specific tax consequences to a U.S. Holder under an applicable tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any particular U.S. Holder. In addition, this summary does not address the U.S. federal alternative minimum, U.S. federal estate and gift, U.S. Medicare contribution, U.S. state and local, or non-U.S. tax consequences of the ownership, exercise or disposition of Unit Shares, Warrants or Warrant Shares. Except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. Each U.S. Holder should consult its own tax advisor regarding all U.S. federal, U.S. state and local and non-U.S. tax consequences of the ownership, exercise or disposition of Unit Shares, Warrants or Warrant Shares.

            No opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the ownership, exercise or disposition of Unit Shares, Warrants or Warrant Shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, any position taken in this summary. In addition, because the authorities upon which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.

Scope of This Disclosure

Authorities

            This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date hereof. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis which could affect the U.S. federal income tax considerations described in this summary. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Holders

            For purposes of this summary, the term “U.S. Holder” means a beneficial owner of Unit Shares, Warrants or Warrant Shares that is for U.S. federal income tax purposes:

  an individual who is a citizen or resident of the U.S.;

  a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the U.S., any state thereof or the District of Columbia;

  an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

  a trust that (a) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for all substantial decisions or (b) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Non-U.S. Holders

            For purposes of this summary, a “non-U.S. Holder” is a beneficial owner of Unit Shares, Warrants or Warrant Shares that is not a partnership (or other “pass-through” entity) for U.S. federal income tax purposes and is not a U.S. Holder. This summary does not address the U.S. federal income tax considerations applicable to non-U.S. Holders arising from the ownership, exercise or disposition of Unit Shares, Warrants or Warrant Shares. Accordingly, a non-U.S. Holder should consult its own tax advisor regarding all U.S. federal, U.S. state and local, and non-U.S. tax consequences (including the potential application of and operation of any income tax treaties) relating to the purchase of the Units pursuant to the Offering and the ownership, exercise or disposition of Unit Shares, Warrants or Warrant Shares.

Transactions Not Addressed

            This summary does not address the tax consequences of transactions effected prior or subsequent to, or concurrently with, any purchase of the Units pursuant to the Offering (whether or not any such transactions are undertaken in connection with the purchase of the Units pursuant to the Offering) other than the U.S. federal income tax considerations to U.S. Holders of the acquisition of Offered Units pursuant to the Offering and the ownership and disposition of the Unit Shares, Warrants and Warrant Shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

            This summary does not address the U.S. federal income tax considerations of the ownership, exercise or disposition of Unit Shares, Warrants or Warrant Shares by U.S. Holders that are subject to special provisions under the Code, including, but not limited to, the following: (a) tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) broker-dealers, dealers, or traders in securities or currencies that elect to apply a “mark-to-market” accounting method; (d) U.S. Holders that have a “functional currency” other than the U.S. dollar; (e) U.S. Holders that own Unit Shares, Warrants or Warrant Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) U.S. Holders that acquire Common Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) U.S. Holders that hold Unit Shares, Warrants or Warrant Shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); and (h) U.S. Holders that own directly, indirectly, or by attribution, 10% or more, by voting power, of the outstanding stock of the Company. This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are: (a) U.S. expatriates or former long-term residents of the U.S.; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Income Tax Act (Canada); (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold Unit Shares, Warrants or Warrant Shares in connection with carrying on a business in Canada; (d) persons whose Unit Shares, Warrants or Warrant Shares constitute “taxable Canadian property” under the Income Tax Act (Canada); or (e) persons that have a permanent establishment in Canada for purposes of the Canada-U.S. Tax Convention. U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own tax advisors regarding all U.S. federal, U.S. state and local, and non-U.S. tax consequences (including the potential application and operation of any income tax treaties) relating to the ownership, exercise or disposition of Unit Shares, Warrants or Warrant Shares.

            If an entity or arrangement that is classified as a partnership (or other “pass-through” entity) for U.S. federal income tax purposes holds Unit Shares, Warrants or Warrant Shares, the U.S. federal income tax consequences to such partnership and the partners (or other owners) of such partnership of the ownership, exercise or disposition of the Unit Shares, Warrants or Warrant Shares generally will depend on the activities of the partnership and the status of such partners (or other owners). This summary does not address the U.S. federal income tax consequences for any such partner or partnership (or other “pass-through” entity or its owners). Owners of entities and arrangements that are classified as partnerships (or other “pass-through” entities) for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences of the ownership, exercise or disposition of Unit Shares, Warrants or Warrant Shares.

Purchase of Units; Allocation of Purchase Price

            There is no authority directly addressing the U.S. federal income tax treatment of the purchase of securities with terms substantially similar to the Units. While not free from doubt, the purchase of each Unit should be treated for U.S. federal income tax purposes as the purchase of an “investment unit” comprised of one Unit Share and one Warrant, with the purchase price of the Unit allocated between the Unit Share and the Warrant based on the relative fair market values of the Unit Share and Warrant at the time of purchase. A U.S. Holder’s initial tax basis in the Unit Share and Warrant should therefore equal the portion of the U.S. dollar cost of the Unit allocated thereto. The IRS may take the position that any allocation of the purchase price between a Unit Share and a Warrant that we make will be binding on a U.S. Holder unless the U.S. Holder explicitly discloses in a statement attached to the U.S. Holder’s timely filed U.S. federal income tax return for the taxable year that includes the purchase of the Unit that the U.S. Holder’s allocation of the purchase price is different from our allocation. Any such allocation, however, is not binding on the IRS. U.S. Holders should consult their own tax advisors regarding the characterization of the Units and the allocation of the purchase price for a Unit between the Unit Share and the Warrant. The remainder of this summary assumes that the characterization of the Units described above is respected for U.S. federal income tax purposes.

Ownership, Disposition and Exercise of Warrants

Exercise of Warrants

            A U.S. Holder generally will not recognize gain or loss upon the acquisition of a Warrant Share on the exercise of a Warrant for cash. A U.S. Holder’s initial tax basis in the Warrant Share received on exercise of a Warrant will be equal to the sum of (i) the U.S. Holder’s tax basis in the Warrant plus (ii) the exercise price paid by the U.S. Holder on the exercise of the Warrant. A U.S. Holder’s holding period for the Warrant Share received on the exercise of a Warrant will begin on the day after the Warrant is exercised.

Disposition of Warrants

            Subject to the “passive foreign investment company” (“PFIC”) rules discussed below (see “Tax Consequences if the Company is a PFIC”), upon the sale or other taxable disposition of a Warrant, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount of cash plus the fair market value of any property received and such U.S. Holder’s tax basis in the Warrant sold or otherwise disposed of. Such capital gain or loss will be long-term capital gain or loss if, at the time of the sale or other taxable disposition, the U.S. Holder’s holding period for the Warrant is more than one year. Preferential tax rates apply to long-term capital gains of non-corporate U.S. Holders. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is taxable as a corporation for U.S. federal income tax purposes. Deductions for capital losses are subject to significant limitations under the Code.

Expiration of Warrants Without Exercise

            Subject to the PFIC rules discussed below, upon the lapse or expiration of a Warrant, a U.S. Holder will recognize a loss in an amount equal to such U.S. Holder’s tax basis in the Warrant. Any such loss generally will be a capital loss and will be a long-term capital loss if, at the time of the lapse or expiration, the U.S. Holder’s holding period for the Warrant is more than one year. Deductions for capital losses are subject to significant limitations under the Code.

Adjustments to the Warrants

            The Warrant Indenture provides for an adjustment to the number of Warrant Shares for which a Warrant may be exercised or to the exercise price of a Warrant upon certain events. Subject to the PFIC rules discussed below, an adjustment that has the effect of preventing dilution of the interest of the Warrant holders generally will not be taxable to a U.S. Holder. However, an adjustment may be treated as a constructive distribution to a U.S. Holder if and to the extent that such adjustment has the effect of increasing such U.S. Holder’s proportionate interest in our assets or earnings and profits. Subject to the PFIC rules discussed below, any such constructive distribution would be taxable under the rules described below under the heading “Distributions on Common Shares.”

Ownership and Disposition of Unit Shares and Warrant Shares

Distributions on Common Shares

            Subject to the PFIC rules discussed below, a U.S. Holder that receives a distribution, including a constructive distribution, with respect to Unit Shares or Warrant Shares (which are referred to in the remainder of this summary as “common shares”) will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Company, as computed for U.S. federal income tax purposes. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the common shares and thereafter as gain from the sale or exchange of such common shares (see “Sale or Other Taxable Disposition of Common Shares” below). However, the Company may not maintain calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by the Company with respect to the common shares will constitute a dividend. Dividends received on the common shares generally will not be eligible for the “dividends received deduction” available to U.S. corporate shareholders receiving dividends from U.S. corporations. If the Company is eligible for the benefits of the Canada-U.S. Tax Convention or its shares are readily tradable on an established securities market in the U.S., dividends paid by the Company to non-corporate U.S. Holders generally will be eligible for the preferential tax rates applicable to long-term capital gains, provided certain holding period and other conditions are satisfied, including that the Company not be classified as a PFIC in the tax year of distribution or in the preceding tax year. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of Common Shares

            Subject to the PFIC rules discussed below, upon the sale or other taxable disposition of common shares, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount of cash plus the fair market value of any property received and such U.S. Holder’s tax basis in the common shares sold or otherwise disposed of. Such capital gain or loss will be long-term capital gain or loss if, at the time of the sale or other taxable disposition, the U.S. Holder’s holding period for the common shares is more than one year. Preferential tax rates apply to long-term capital gains of non-corporate U.S. Holders. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is an entity taxable as a corporation for U.S. federal income tax purposes. Deductions for capital losses are subject to significant limitations under the Code. A U.S. Holder’s tax basis in common shares generally will be such U.S. Holder’s U.S. dollar cost for such common shares.

PFIC Status of the Company

            If the Company is or becomes a PFIC, the foregoing description of the U.S. federal income tax consequences to U.S. Holders of the ownership and disposition of Common Shares and Warrants will be different. The U.S. federal income tax consequences of owning and disposing of common shares and Warrants if the Company is or becomes a PFIC are described below under the heading “Tax Consequences if the Company is a PFIC.”

            A non-U.S. corporation is a PFIC for each tax year in which (i) 75% or more of its gross income is passive income (as defined for U.S. federal income tax purposes) (the “income test”) or (ii) on average for such tax year, 50% or more (by value) of its assets either produces or is held for the production of passive income (the “asset test”). For purposes of the PFIC provisions, “gross income” generally includes sales revenues less cost of goods sold, plus income from investments and from incidental or outside operations or sources, and “passive income” generally includes dividends, interest, certain rents and royalties, and certain gains from commodities or securities transactions. In determining whether or not it is a PFIC, a non-U.S. corporation is required to take into account its pro rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value).

            Under certain attribution and indirect ownership rules, if the Company is a PFIC, U.S. Holders will generally be deemed to own their proportionate share of the Company's direct or indirect equity interest in any company that is also a PFIC (a “Subsidiary PFIC”), and will be subject to U.S. federal income tax on their proportionate share of (a) any "excess distributions," as described below, on the stock of a Subsidiary PFIC and (b) a disposition or deemed disposition of the stock of a Subsidiary PFIC by the Company or another Subsidiary PFIC, both as if such U.S. Holders directly held the shares of such Subsidiary PFIC. In addition, U.S. Holders may be subject to U.S. federal income tax on any indirect gain realized on the stock of a Subsidiary PFIC on the sale or disposition of common shares or Warrants. Accordingly, U.S. Holders should be aware that they could be subject to tax even if no distributions are received and no redemptions or other dispositions of the Company’s common shares or Warrants are made.

            The Company has not made a determination as to whether it will or will not be a PFIC in the current tax year or in subsequent tax years. The determination of PFIC status is inherently factual, is subject to a number of uncertainties, and can be determined only annually at the close of the tax year in question. Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. There can be no assurance that the Company will or will not be determined to be a PFIC for the current tax year or any prior or future tax year, and no opinion of legal counsel or ruling from the IRS concerning the status of the Company as a PFIC has been obtained or will be requested. U.S. Holders should consult their own U.S. tax advisors regarding the PFIC status of the Company.

Tax Consequences if the Company is a PFIC

            If the Company is a PFIC for any tax year during which a U.S. Holder holds common shares or Warrants, special rules may increase such U.S. Holder’s U.S. federal income tax liability with respect to the ownership and disposition of such common shares and Warrants. If the Company meets the income test or the asset test for any tax year during which a U.S. Holder owns common shares or Warrants, the Company will be treated as a PFIC with respect to such U.S. Holder for that tax year and for all subsequent tax years, regardless of whether the Company meets the income test or the asset test for such subsequent tax years, unless the U.S. Holder elects to recognize any unrealized gain in the common shares and Warrants or makes a timely and effective QEF Election or, if applicable, Mark-to-Market Election (the QEF Election and Mark-to-Market Election are discussed further below).

            Under the default PFIC rules of section 1291 of the Code:

  any gain realized on the sale or other disposition (including dispositions and certain other events that would not otherwise be treated as taxable events, but not including the exercise of a Warrant) of common shares or Warrants (including an indirect disposition of the stock of any Subsidiary PFIC) and any “excess distribution” (defined as a distribution to the extent it (together with all other distributions received in the relevant tax year) exceeds 125% of the average annual distribution received during the preceding three years) received on common shares or with respect to the stock of a Subsidiary PFIC will be allocated ratably to each day of such U.S. Holder’s holding period for the common shares or Warrants;

  the amount allocated to the current tax year and any year prior to the first year in which the Company was a PFIC will be taxed as ordinary income in the current year;

  the amount allocated to each of the other tax years (the “Prior PFIC Years”) will be subject to tax at the highest ordinary income tax rate in effect for the applicable class of taxpayer for that year;

  an interest charge will be imposed with respect to the resulting tax attributable to each Prior PFIC Year, which interest charge is not deductible by non-corporate U.S. Holders; and

  any loss realized on the disposition of the common shares generally will not be recognized.

            A U.S. Holder that makes a timely and effective “mark-to-market” election under Section 1296 of the Code (a “Mark-to-Market Election”) or a timely and effective election to treat the Company and each Subsidiary PFIC as a “qualified electing fund” (a “QEF”) under Section 1295 of the Code (a “QEF Election”) may generally mitigate or avoid the PFIC consequences described above with respect to common shares, but a mark-to-market election is not available for Warrants. In light of adverse consequences of PFIC characterization and the uncertainty as to the Company’s PFIC status, the Company will undertake to provide to any U.S. Holder, upon written request, the information the Company determines is necessary for United States income tax reporting purposes for such investor to make a QEF Election. The Company may elect to provide such information on its website. U.S. Holders should be aware that there can be no assurance that the Company has satisfied or will satisfy the recordkeeping requirements that apply to a QEF or that the Company has supplied or will supply U.S. Holders with information such U.S. Holders require to report under the QEF rules in the event that the Company is a PFIC for any tax year.

            A timely and effective QEF Election requires a U.S. Holder to include currently in gross income each year its pro rata share of the Company’s ordinary earnings and net capital gains, regardless of whether such earnings and gains are actually distributed. Thus, a U.S. Holder could have a tax liability with respect to such ordinary earnings or gains without a corresponding receipt of cash from the Company. If the Company is a QEF with respect to a U.S. Holder, the U.S. Holder’s basis in the common shares will be increased to reflect the amount of the taxed but undistributed income. Distributions of income that had previously been taxed will result in a corresponding reduction of basis in the common shares and will not be taxed again as a distribution to a U.S. Holder. Taxable gains on the disposition of common shares or Warrants by a U.S. Holder that has made a timely and effective QEF Election are generally capital gains. A U.S. Holder must make a QEF Election for the Company and each Subsidiary PFIC if it wishes to have this treatment. To make a QEF Election, a U.S. Holder will need to have an annual information statement from the Company setting forth the ordinary earnings and net capital gains for the year. In general, a U.S. Holder must make a QEF Election on or before the due date for filing its income tax return for the first year to which the QEF Election will apply. Under applicable Treasury Regulations, a U.S. Holder will be permitted to make retroactive elections in particular, but limited, circumstances, including if it had a reasonable belief that the Company was not a PFIC and filed a protective election. If a U.S. Holder owns PFIC stock indirectly through another PFIC, separate QEF Elections must be made for the PFIC in which the U.S. Holder is a direct shareholder and the Subsidiary PFIC for the QEF rules to apply to both PFICs.

            Each U.S. Holder should consult its own tax advisor regarding the availability and desirability of, and procedure for, making a timely and effective QEF Election (including a “pedigreed” QEF election where necessary) for the Company and any Subsidiary PFIC.

            A Mark-to-Market Election may be made with respect to stock in a PFIC if such stock is “regularly traded” on a “qualified exchange or other market” (within the meaning of the Code and the applicable U.S. Treasury Regulations). A class of stock that is traded on one or more qualified exchanges or other markets is considered to be “regularly traded” for any calendar year during which such class of stock is traded in other than de minimis quantities on at least 15 days during each calendar quarter. If the common shares are considered to be “regularly traded” within this meaning, then a U.S. Holder generally will be eligible to make a Mark-to-Market Election with respect to its common shares. However, there is no assurance that the common shares will be or remain “regularly traded” for this purpose. A Mark-to-Market Election may not be made with respect to the stock of any Subsidiary PFIC because such stock is not marketable, and also may not be made with respect to Warrants. Hence, a Mark-to-Market Election will not be effective to eliminate the application of the default rules of Section 1291 of the Code, described above, with respect to deemed dispositions of Subsidiary PFIC stock, dispositions of Warrants or excess distributions with respect to a Subsidiary PFIC.

            A U.S. Holder that makes a timely and effective Mark-to-Market Election with respect to common shares generally will be required to recognize as ordinary income in each tax year in which the Company is a PFIC an amount equal to the excess, if any, of the fair market value of such shares as of the close of such taxable year over the U.S. Holder’s adjusted tax basis in such shares as of the close of such taxable year. A U.S. Holder’s adjusted tax basis in the common shares generally will be increased by the amount of ordinary income recognized with respect to such shares. If the U.S. Holder’s adjusted tax basis in the common shares as of the close of a tax year exceeds the fair market value of such shares as of the close of such taxable year, the U.S. Holder generally will recognize an ordinary loss, but only to the extent of net mark-to-market income recognized with respect to such shares for all prior taxable years. A U.S. Holder’s adjusted tax basis in its common shares generally will be decreased by the amount of ordinary loss recognized with respect to such shares. Any gain recognized upon a disposition of the common shares generally will be treated as ordinary income, and any loss recognized upon a disposition generally will be treated as an ordinary loss to the extent of net mark-to-market income recognized for all prior taxable years. Any loss recognized in excess thereof will be taxed as a capital loss. Capital losses are subject to significant limitations under the Code.

            Each U.S. Holder should consult its own tax advisor regarding the availability and desirability of, and procedure for, making a timely and effective Mark-to-Market Election with respect to the common shares.

Foreign Tax Credit

            A U.S. Holder that pays (whether directly or through withholding) Canadian income tax in connection with the ownership, exercise or disposition of common shares or Warrants may be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all creditable foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

            Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” Generally, dividends paid by a non-U.S. corporation should be treated as foreign source for this purpose, and gains recognized on the sale of securities of a non-U.S. corporation by a U.S. Holder should be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty, and if an election is properly made under the Code. However, the amount of a distribution with respect to the common shares that is treated as a “dividend” may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder. In addition, this limitation is calculated separately with respect to specific categories of income. The foreign tax credit rules are complex, and each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

            Special rules apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution, including a constructive distribution, from a PFIC. Subject to such special rules, non-U.S. taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit. The rules relating to distributions by a PFIC and their eligibility for the foreign tax credit are complicated, and a U.S. Holder should consult its own tax advisor regarding their application to the U.S. Holder.

Receipt of Foreign Currency

            The amount of any distribution or proceeds paid in Canadian dollars to a U.S. Holder in connection with the ownership of common shares, or on the sale or other taxable disposition of common shares or Warrants, will be included in the gross income of a U.S. Holder as translated into U.S. dollars calculated by reference to the exchange rate prevailing on the date of actual or constructive receipt of the payment, regardless of whether the Canadian dollars are converted into U.S. dollars at that time. If the Canadian dollars received are not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the Canadian dollars equal to their U.S. dollar value on the date of receipt. Any U.S. Holder who receives payment in Canadian dollars and engages in a subsequent conversion or other disposition of the Canadian dollars may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method with respect to foreign currency.

            Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of Canadian dollars.

Information Reporting; Backup Withholding

            Under U.S. federal income tax law, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a non-U.S. corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts. The definition of “specified foreign financial assets” includes not only financial accounts maintained in non-U.S. financial institutions, but also, if held for investment and not in an account maintained by certain financial institutions, any stock or security issued by a non-U.S. person, any financial instrument or contract that has an issuer or counterparty other than a U.S. person and any interest in a non-U.S. entity. A U.S. Holder may be subject to these reporting requirements unless such U.S. Holder’s common shares or Warrants are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns on IRS Form 8938, and, if applicable, filing obligations relating to the PFIC rules, including possible reporting on an IRS Form 8621.

            Payments made within the U.S. or by a U.S. payor or U.S. middleman of (a) distributions on the common shares, and (b) proceeds arising from the sale or other taxable disposition of common shares or Warrants generally will be subject to information reporting. In addition, backup withholding, currently at a rate of 28%, may apply to such payments if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on IRS Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding. Certain exempt persons generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner. The information reporting and backup withholding rules may apply even if, under the Canada-U.S. Tax Convention, payments are exempt from the dividend withholding tax or otherwise eligible for a reduced withholding rate.

            The discussion of reporting requirements set forth above is not intended to constitute an exhaustive description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax, and, under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding rules.

            THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL U.S. TAX CONSIDERATIONS APPLICABLE TO U.S. HOLDERS WITH RESPECT TO THE OWNERSHIP, EXERCISE OR DISPOSITION OF WARRANTS AND COMMON SHARES. U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN THEIR PARTICULAR CIRCUMSTANCES.

LEGAL MATTERS

            Certain legal matters relating to the Offering will be passed upon on our behalf by McMillan LLP, Vancouver, British Columbia, and on behalf of the Underwriters by Stikeman Elliott LLP, Toronto, Ontario, with respect to Canadian legal matters and by Cooley LLP, New York, New York, with respect to U.S. legal matters.

            To the Company’s knowledge, the partners and associates of each of McMillan LLP, Stikeman Elliott LLP, and Cooley LLP, as a group, own, directly or indirectly, less than 1% of the outstanding Common Shares of the Company. None of the aforementioned firms or persons received any direct or indirect interest in any securities of the Company or of any associate or affiliate of the Company in connection with the preparation of such reports.

EXPERTS AND INTERESTS OF EXPERTS

            Information relating to the Company’s mineral properties incorporated by reference in this Prospectus has been derived from the NI 43-101 technical reports described below that have been prepared by Mr. Robert Brown, P.Eng., a Qualified Person, and this information has been included in reliance on the expertise of Mr. Brown as a Qualified Person:

  NI 43-101 Technical Report on the Guanajuato Mine Complex Claims and Mineral Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and El Horcon Project dated February 25, 2016; and

  NI 43-101 Report on the Topia Mine Mineral Resource Estimates Topia Mine Mineral Resource Estimation as of November 30th, 2014 dated July 6, 2015.

            The Company’s audited consolidated financial statements for the years ended December 31, 2015 and 2014 incorporated in this Prospectus by reference have been audited by KPMG LLP. KPMG LLP is independent of the Company within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of British Columbia and the rules and standards of the Public Company Accounting Oversight Board and the securities laws and regulations administered by the SEC.

            Based on information provided by the relevant persons, and except as otherwise disclosed in this Prospectus Supplement, none of the persons or companies referred to above has received or will receive any direct or indirect interests in the Company’s property or the property of an associated party or an affiliate of the Company or have any beneficial ownership, direct or indirect, of the Company’s securities or of an associated party or an affiliate of the Company. The Company understands that, after reasonable inquiry and as at the date hereof, the experts listed above as a group, beneficially own, directly or indirectly, less than 1% of the outstanding Common Shares of the Company.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

            In addition to the documents specified in this Prospectus Supplement and in the accompanying Prospectus under “Documents Incorporated by Reference”, the following documents have been or will be filed with the SEC as part of the registration statement on Form F-10 (File No. 333-199119) of which this Prospectus Supplement and the Prospectus forms a part: (i) the form of Underwriting Agreement entered into between the Company and the Underwriters described in this Prospectus Supplement; (ii) the consent of KPMG LLP, as included as an exhibit to our annual report on Form 40-F for the year ended December 31, 2015 filed on March 30, 2016 (the “2015 Form 40-F”); (iii) the consent of Robert Brown, P. Eng. Vice President, Exploration of the Company, as a Qualified Person, as included as an exhibit to our 2015 Form 40-F, and (iv) the consent of legal counsel.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

            This Prospectus Supplement and the accompanying Prospectus are part of a “shelf” registration statement on Form F-10 that we have filed with the SEC. This Prospectus Supplement does not contain all of the information contained in the registration statement, certain items of which are contained in the exhibits to the registration statement as permitted by the rules and regulations of the SEC. Statements included or incorporated by reference in this Prospectus Supplement about the contents of any contract, agreement or other documents referred to are not necessarily complete, and in each instance you should refer to the exhibits for a more complete description of the matter involved. Each such statement is qualified in its entirety by such reference. You should refer to the registration statement and the exhibits thereto for further information with respects to us and our securities.

            The Company is subject to the information requirements of the U.S. Exchange Act and applicable Canadian securities legislation and, in accordance therewith, files reports and other information with the SEC and with the securities regulators in Canada. Under MJDS adopted by the United States and Canada, documents and other information that the Company files with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States. As a foreign private issuer within the meaning of rules made under the U.S. Exchange Act, the Company is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and the Company’s officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. In addition, the Company is not required to publish financial statements as promptly as United States companies.

            You may read any document that the Company has filed with the SEC at the SEC’s public reference room in Washington, D.C. You may also obtain copies of those documents from the public reference room of the SEC at 100 F Street, N.E., Washington, D.C. 20549 by paying a fee. You should call the SEC at 1-800-SEC-0330 or access its website at www.sec.gov for further information about the public reference rooms. You may read and download some of the documents that the Company has filed with the SEC’s EDGAR system at www.sec.gov. You may read and download any public document that the Company has filed with the Canadian securities regulatory authorities under the Company’s profile on the SEDAR website at www.sedar.com.

BASE SHELF PROSPECTUS	October 14, 2014

GREAT PANTHER SILVER LIMITED
$80,000,000
Common Shares
Warrants
Subscription Receipts
Units

Great Panther Silver Limited (the “Company” or “Great Panther”) may offer and issue from time to time common shares (the “Common Shares”), warrants (the “Warrants”) to purchase Common Shares or other Securities (as defined below), subscription receipts (“Subscription Receipts”) which entitle the holder to receive upon satisfaction of certain release conditions, and for no additional consideration, Common Shares or Warrants of the Company or any combination thereof, or units (“Units”) consisting of two or more of the foregoing (all of the foregoing, collectively, the “Securities”) or any combination thereof up to an aggregate initial offering price of $80,000,000 (or its equivalent in any other currency used to denominate the Securities at the time of the offering) during the 25-month period that this short form base shelf prospectus (the “Prospectus”), including any amendments thereto, remains effective. Securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in an accompanying shelf prospectus supplement (a “Prospectus Supplement”). In addition, Securities may be offered and issued in consideration for the acquisition of other businesses, assets or securities by the Company or a subsidiary of the Company. The consideration for any such acquisition may consist of any of the Securities separately, a combination of Securities or any combination of, among other things, Securities, cash and assumption of liabilities.

Investing in Securities of the Company involves a high degree of risk. You should carefully review the risks outlined in this Prospectus and in the documents incorporated by reference in this Prospectus and consider such risks in connection with an investment in such Securities. See “Risk Factors”.

This offering is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States and Canada (“MJDS”), to prepare this Prospectus in accordance with Canadian disclosure requirements. Prospective investors in the United States should be aware that such requirements are different from those of the United States. Financial statements included or incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and may not be comparable to financial statements of United States companies. Our financial statements are subject to Canadian generally accepted auditing standards and auditor independence standards, in addition to the standards of the Public Company Accounting Oversight Board (United States) and the United States Securities and Exchange Commission (“SEC”) independence standards.

Prospective investors should be aware that the acquisition of the securities described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein. Prospective investors should read the tax discussion contained in the applicable Prospectus Supplement with respect to a particular offering of Securities.

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Company is incorporated under the laws of British Columbia, Canada, that the majority of its officers and directors are residents of Canada, that all of the experts named in the registration statement are not residents of the United States, and that a substantial portion of the assets of the Company and said persons are located outside the United States.

NEITHER THE SEC NOR ANY STATE OR CANADIAN SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

The specific terms of the Securities with respect to a particular offering will be set out in the applicable Prospectus Supplement and may include, where applicable: (i) in the case of Common Shares, the number of Common Shares offered, the issue price, and any other terms specific to the Common Shares being offered; (ii) in the case of Warrants, the designation, number and terms of the Common Shares or other Securities issuable upon exercise of the Warrants, any procedures that will result in the adjustment of these numbers, the exercise price, dates and periods of exercise, the currency in which the Warrants are issued and any other specific terms; (iii) in the case of Subscription Receipts, the designation, number and terms of the Common Shares or Warrants receivable upon satisfaction of certain release conditions, any procedures that will result in the adjustment of those numbers, any additional payments to be made to holders of Subscription Receipts upon satisfaction of the release conditions, the terms of the release conditions, terms governing the escrow of all or a portion of the gross proceeds from the sale of the Subscription Receipts, terms for the refund of all or a portion of the purchase price for Subscription Receipts in the event the release conditions are not met and any other specific terms; and (iv) in the case of Units, the terms of the component Securities and any other specific terms. A Prospectus Supplement may include specific variable terms pertaining to the Securities that are not within the alternatives and parameters described in this Prospectus. Where required by statute, regulation or policy, and where Securities are offered in currencies other than Canadian dollars, appropriate disclosure of foreign exchange rates applicable to such Securities will be included in the Prospectus Supplement describing such Securities.

Warrants will not be offered for sale separately to any member of the public in Canada unless the offering is in connection with, and forms part of, the consideration for an acquisition or merger transaction.

All information permitted under applicable laws to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus, such delivery to be effected in the case of United States purchasers through the filing of such Prospectus Supplement or Prospectus Supplements with the SEC. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains.

This Prospectus constitutes a public offering of these Securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such Securities. The Company may offer and sell Securities to or through underwriters or dealers and also may offer and sell certain Securities directly to purchasers or through agents pursuant to exemptions from registration or qualification under applicable securities laws. A Prospectus Supplement relating to each issue of Securities offered thereby will set forth the names of any underwriters, dealers or agents involved in the offering and sale of such Securities and will set forth the terms of the offering of such Securities, the method of distribution of such Securities including, to the extent applicable, the proceeds to the Company and any fees, discounts or any other compensation payable to underwriters, dealers or agents and any other material terms of the plan of distribution.

- ii -

The outstanding Common Shares of the Company are listed for trading on Toronto Stock Exchange (“TSX”) under the symbol “GPR” and on NYSE MKT (“NYSE MKT”) under the symbol “GPL”. Unless otherwise specified in the applicable Prospectus Supplement, Securities other than the Common Shares of the Company will not be listed on any securities exchange. On September 30, 2014, the closing price of the Common Shares on TSX was $1.14 per share and the closing price of the Common Shares on NYSE MKT was U.S.$1.02 per share. There is currently no market through which Securities, other than the Common Shares, may be sold and purchasers may not be able to resell such Securities purchased under this Prospectus. This may affect the pricing of the Securities, other than the Common Shares, in the secondary market, the transparency and availability of trading prices, the liquidity of these Securities and the extent of issuer regulation. See “Risk Factors”.

The offering of Securities hereunder is subject to approval of certain legal matters on behalf of the Company by McMillan LLP with respect to Canadian and United States legal matters.

In connection with any offering of Securities (unless otherwise specified in a Prospectus Supplement), other than an “at-the-market distribution”, the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. See “Plan of Distribution”.

The Company’s head office is located at Suite 800, 333 Seymour Street, Vancouver, British Columbia V6B 5A6 and its registered office is located at Suite 800, 333 Seymour Street, Vancouver, British Columbia V6B 5A6.

No underwriter has been involved in the preparation of this Prospectus or performed any review of the contents of this Prospectus.

- iii -

A- 1

_______________________

You should rely only on the information contained in or incorporated by reference into this Prospectus or contained in any applicable Prospectus Supplement. The Company has not authorized anyone to provide you with different information. The Company is not making an offer of these Securities in any jurisdiction where the offer is not permitted. You should not assume that the information contained in this Prospectus and any Prospectus Supplement is accurate as of any date other than the date on the front of those documents or that any information contained in any document incorporated by reference is accurate as of any date other than the date of that document.

Unless the context otherwise requires, references in this Prospectus and any Prospectus Supplement to “we”, “our”, “us”, “Great Panther” or the “Company” refer to Great Panther Silver Limited and each of its material subsidiaries.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus and the documents incorporated by reference herein contain forward-looking statements within the meaning of applicable Canadian securities laws and forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995.

Forward-looking statements are often, but not always, identified by the words “anticipates”, “believes”, “expects”, “may”, “likely”, “plans”, “intends”, “expects”, “may”, “forecast”, “project”, “budgets”, “potential”, and “outlook”, or similar words, or statements that certain events or conditions “may”, “might”, “could”, “can”, “would”, or “will” occur. Forward-looking statements reflect the Company’s current expectations and assumptions, and are subject to a number of known and unknown risks, uncertainties and other factors which may cause the Company’s actual results, performance or achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements.

These forward-looking statements relate to estimates, forecasts, and statements as to management’s expectations, opinions and assumptions with respect to:

  the future production of silver, gold, lead and zinc;

  profit, operating costs and cash-flow;

  grade improvements;

  sales volume and selling prices of products;

  capital and exploration expenditures, plans, timing, progress, and expectations for the development of the Company’s mines and projects;

  the timing of production and the cash and total costs of production;

  sensitivity of earnings to changes in commodity prices and exchange rates;

  the impact of foreign currency exchange rates;

  expenditures to increase or determine reserves and resources;

  sufficiency of available capital resources;

  title to claims;

  expansion and acquisition plans; and

  future plans and expectations for the Company’s properties and operations.

These forward-looking statements are necessarily based on a number of factors and assumptions that, while considered reasonable by the Company as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The assumptions made by the Company, which may prove to be incorrect, include, but are not limited to:

  general business and economic conditions;

  the supply and demand for, deliveries of, and the level and volatility of prices of, silver, gold, lead and zinc;

  expected Canadian dollar, Mexican peso and US dollar exchange rates;

  the timing of the receipt of regulatory and governmental approvals for development projects and other operations;

  costs of production, and production and productivity levels;

  estimated future capital expenditures and cash flows;

  the continuing availability of water and power resources for operations;

  the accuracy of the interpretation and assumptions used in calculating resource estimates (including with respect to size, grade and recoverability);

  the accuracy of the information included or implied in the various published technical reports;

  the geological, operational and price assumptions on which such technical reports are based;

  conditions in the financial markets;

  the ability to attract and retain skilled staff;

  the ability to procure equipment and operating supplies and that there are no material unanticipated variations in the cost of energy or supplies;

  the ability to secure contracts for the sale of the Company’s products (metals concentrates);

  the execution and outcome of current or future exploration activities;

  the possibility of project delays and cost overruns, or unanticipated excessive operating costs and expenses;

  the Company’s ability to maintain adequate internal control over financial reporting, and disclosure controls and procedures;

  the ability of contractors to perform their contractual obligations; and

  operations not being disrupted by issues such as mechanical failures, labour disturbances, illegal occupations or mining, and adverse weather conditions.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, changes in commodity prices; changes in foreign currency exchange rates; acts of foreign governments; political risk and social unrest; uncertainties related to title to the Company’s mineral properties and the surface rights thereon, including the Company’s ability to acquire, or economically acquire, the surface rights to certain of the Company’s exploration and development projects; unanticipated operational difficulties due to adverse weather conditions; failure of plant or mine equipment and unanticipated events related to health, safety, and environmental matters; failure of counterparties to perform their contractual obligations; uncertainty of mineral resource estimates and deterioration of general economic conditions.

Readers are advised to carefully review and consider the risk factors identified in this Prospectus and any Prospectus Supplement under “Risk Factors” and elsewhere in this Prospectus and any Prospectus Supplement and in the documents incorporated by reference herein for a discussion of the factors that could cause the Company’s actual results, performance and achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements. Readers are further cautioned that the foregoing list of assumptions and risk factors is not exhaustive.

The Company’s forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date such statements are made. The Company will update forward-looking statements and information if and when, and to the extent, required by applicable securities laws. Readers should not place undue reliance on forward-looking statements. The forward-looking statements and information contained herein are expressly qualified by this cautionary statement.

CAUTIONARY NOTES TO UNITED STATES INVESTORS CONCERNING MINERAL RESERVE
AND RESOURCE ESTIMATES

This Prospectus and the documents incorporated by reference herein have been prepared in accordance with the requirements of Canadian provincial securities laws, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all reserve and resource estimates included or incorporated by reference in this Prospectus have been prepared in accordance with Canadian National Instrument 43-101—Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”)— CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. NI 43-101 is an instrument developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with NI 43-101 and CIM standards. These definitions differ from the definitions in the SEC’s Industry Guide 7 under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”).

Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this Prospectus and the documents incorporated by reference herein contain descriptions of the Company’s mineral deposits that may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

NOTE TO UNITED STATES READERS REGARDING DIFFERENCES
BETWEEN UNITED STATES AND CANADIAN REPORTING PRACTICES

Effective January 1, 2011, the Company began preparing its financial statements, which are incorporated by reference into this prospectus, in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board (“IFRS”). Accordingly, the Company’s financial statements are not comparable to financial statements of United States companies.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

Unless stated otherwise or as the context otherwise requires, all references to dollar amounts in this Prospectus and any Prospectus Supplement are references to Canadian dollars. References to “$” or “Cdn.$” are to Canadian dollars and references to “U.S. dollars” or “U.S.$” are to United States dollars.

Except as otherwise noted in the Company’s AIF (as defined under “The Company and its Business”) and the Company’s financial statements and related management’s discussion and analysis of financial condition and results of operations of the Company that are incorporated by reference into this Prospectus (see “Documents Incorporated by Reference”), the financial information contained in such documents is expressed in Canadian dollars.

The high, low, average and closing noon rates for the United States dollar in terms of Canadian dollars for each of the financial periods of the Company ended June 30, 2014, December 31, 2013, December 31, 2012 and December 31, 2011, as quoted by the Bank of Canada, were as follows:

	Six months ended	Year ended	Year ended	Year ended
	June 30, 2014	December 31, 2013	December 31, 2012	December 31, 2011
	(expressed in Canadian dollars)
High	1.1251	1.0697	1.0418	1.0604
Low	1.0614	0.9839	0.9710	0.9449
Average	1.0968	1.0299	0.9996	0.9891
Closing	1.0676	1.0636	0.9949	1.0170

On September 30, 2014, the noon exchange rate for the United States dollar in terms of Canadian dollars, as quoted by the Bank of Canada, was U.S.$1.00 = $1.1208.

GLOSSARY OF TECHNICAL TERMS

Ag	Ag means the chemical element silver.

Ag eq

Ag eq means silver equivalent, which consists of other elements that are present or produced, that are then converted to a silver equivalent based on a ratio of the average market price for those commodities.

Au	Au means the chemical element gold.

Indicated Mineral Resource

An Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of Modifying Factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit.

Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation.

An Indicated Mineral Resource has a lower level of confidence than that applying to a Measured Mineral Resource and may only be converted to a Probable Mineral Reserve.

Inferred Mineral Resource

An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity.

An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.

MASL	MASL means meters above sea level.

Measured Mineral Resource

A Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of Modifying Factors to support detailed mine planning and final evaluation of the economic viability of the deposit.

Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation.

A Measured Mineral Resource has a higher level of confidence than that applying to either an Indicated Mineral Resource or an Inferred Mineral Resource. It may be converted to a Proven Mineral Resource or to a Probable Mineral Reserve.

Mineral Reserve

A Mineral Reserve is the economically mineable part of a Measured and/or Indicated Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at pre-feasibility or feasibility level as appropriate that include application of Modifying Factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified.

Mineral Resource

A Mineral Resource is a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling.

Modifying Factors

Modifying Factors are considerations used to convert Mineral Resources to Mineral Reserves. These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors.

Oz	Oz means a troy ounce; a unit of weight equal to 31.1035 grams.

Pb	Pb means the chemical element lead.

Probable Mineral Reserve

A Probable Mineral Reserve is the economically mineable part of an Indicated Mineral Resource, and in some circumstances, a Measured Mineral Resource. The confidence in the Modifying Factors applying to a Probable Mineral Reserve is lower than that applying to a Proven Mineral Reserve.

Proven Mineral Reserve	A Proven Mineral Reserve is the economically mineable part of a Measured Mineral Resource. A Proven Mineral Reserve implies a high degree of confidence in the Modifying Factors.

Zn	Zn means the chemical element zinc.

THE COMPANY AND ITS BUSINESS

The Company is a primary silver mining and exploration company listed on the TSX trading under the symbol “GPR”, and on the NYSE MKT trading under the symbol “GPL”. The Company’s current activities are focused on the mining of precious metals from its two wholly-owned operating mines in Mexico: the Topia Mine and the Guanajuato Mine Complex, which includes the Guanajato mine and the new San Ignacio satellite mine. The Gunajuato Mine Complex also includes the Company’s two exploration projects in Mexico, El Horcon and Santa Rosa. The Company continues to pursue additional mining opportunities in the Americas.

All of Great Panther’s assets in Mexico are held through Minera Mexicana el Rosario, S.A. de C.V. (“MMR”), a wholly-owned subsidiary acquired in February 2004. In 2005, the Company incorporated Metálicos de Durango, S.A. de C.V. and Minera de Villa Seca, S.A. de C.V. These two operating subsidiaries of the Company are responsible for the day-to-day affairs and operations of the Topia Mine and the Guanajuato Mine Complex, respectively, through service agreements with MMR. The Guanajuato Mine Complex and Topia Mine each have their own processing facility with capacity to support future expansion.

The Topia Mine is located in the Sierra Madre Mountains in the state of Durango in northwestern Mexico and produces silver, gold, lead and zinc.

The Guanajuato Mine Complex produces silver and gold and is located in the city of Guanajuato, in central Mexico, approximately 380 kilometres north-west of Mexico City. The Guanajuato Mine Complex includes the Guanajuato Mine, which includes the Company’s Cata processing plant, and the San Ignacio mine which is 22 kilometres by road from the Guanajuato Mine. The Guanajuato Mine Complex also encompasses the Company’s Santa Rosa Project, which is located approximately 15 kilometres northeast of Guanajuato, and the El Horcon Project, which is located 100 kilometres by road northwest of Guanajuato.

Further information regarding the business of the Company, its operations and its mineral properties, including the Topia Mine and the Guanajuato Mine Complex, can be found in the Company’s annual information form for the year ended December 31, 2013 dated March 10, 2014 (the “AIF”) and the materials incorporated by reference into this Prospectus. See “Documents Incorporated by Reference”.

Material Developments since March 10, 2014

Subsequent to the filing of the Company’s AIF on March 10, 2014, the Company provided updates on its mineral resource estimates at the Topia Mine and the Guanajuato Mine Complex. These updated resource estimates and material information from the NI 43-101 technical reports that support these update resource estimates are summarized below.

Topia Mine

2014 Topia Mine Technical Report

On May 29, 2014, the Company announced an update to its estimate of mineral resources at the Topia Mine (the “2014 Topia Mine Estimate”). In support of the 2014 Topia Mine Estimate, on October 1, 2014 the Company filed a revised technical report entitled “NI 43-101 Report on the Topia Mine Mineral Resource Estimation, as of November 30th, 2013” dated May 9, 2014 with an effective date of November 30, 2013, prepared by Robert F. Brown, P. Eng., Vice President, Exploration, of the Company, and Linda Sprigg, RPGeo AIG, of Octree Consulting Pty. Ltd. (the “2014 Topia Mine Technical Report”).

The 2014 Topia Mine Technical Report confirmed the information regarding the Topia Mine that is summarized in the following sections of the AIF under the heading “Description of Business – Primary Mining Properties – Topia Mine.”

  Property Description and Location,

  Accessibility, Climate, Local Resources, Infrastructure and Physiography,

  History,

  Geological Setting and Mineralization,

  Sampling and Analysis and Security of Samples,

  Mining Operations,

  Production (to the extent provided for 2013 and 2012), and

  Exploration and Development.

The above information regarding the Topia Mine has not been superseded by any new information derived from the 2014 Topia Mine Technical Report. The following disclosure derived from the 2014 Topia Mine Technical Report supersedes and replaces the disclosure included in the AIF.

Exploration

Exploration work carried out at the Topia Mine by Great Panther has comprised diamond drilling, chip sampling, mapping, and underground development. Prior to exercising its option in 2005, Great Panther conducted a surface diamond drill program consisting of 7,437 metres in 30 NQ-size (4.76 cm) holes. The program was carried out on five localities: Las Trancas (on the Cantarranas vein), Don Benito, Hormiguera, Argentina, and El Rosario.

Great Panther carried out refurbishment and sampling of underground drifts through 2005 and 2006. A total of 779 samples were taken from the Dos Amigos, La Dura, El Rosario, Cantarranas, and Madre veins. The sampling was successful in confirming earlier sampling work carried out by Peñoles prior to Great Panther acquiring the property.

In 2007, surface and underground drilling was conducted at Madre, Argentina, La Dura/Don Benito, Animas, Cantarranas, Oliva, and Recompensa. Total drilling comprised 8,293.6 metres of NQ core in 40 holes. Underground drift development was carried out on Argentina, La Dura/Don Benito, Animas, Cantarranas, Oliva, Recompensa, and San Gregorio.

Drilling and underground development continued throughout 2008, with the completion of 80 metres of drifting at San Gregorio and 55 metres at El Rosario. Great Panther also conducted development along the Argentina vein, ramping down from the 1 level to the 2 level, and driving along the vein for approximately 200 metres westward to the Victoria fault (western limit of mineralization). Drilling in 2008 totalled 3,586.9 metres of NQ and A-size (3.53 cm diameter) core in 35 holes.

Drift, sub-level, and raise development was carried out at San Gregorio, El Rosario, and Don Benito in 2009. Diamond drilling was conducted from surface and underground at Don Benito, Hormiguera, San Gregorio, and Recompensa. Forty-eight NQ and A core diamond holes totalling 3,825.9 metres were drilled.

In 2010, Great Panther carried out surface diamond drilling on Recompensa, Oliva, Cantarranas, La Prieta, Argentina, San Gregorio, and El Rosario. A total of 8,992.1 metres of surface drilling was completed during 2010. In addition, Great Panther completed 2,420.4 metres of underground drilling in 2010.

In 2011, ten surface drill holes were completed for a total of 1,759 metres, and 59 underground drill holes were completed for a total of 2,767 metres.

In 2012, surface drilling, along with underground development on the 1510 level at Durangueno, provided definition of the San Gregorio, Oxidada, San Pablo, and Higuera veins. Surface drilling was also conducted along the southwest extension of the El Rosario vein, as well as the Argentina, Santa Cruz (hanging wall vein to Argentina), San Gregorio, Oxidada, Oxi, Higuera, El Rosario, Animas, and Australia veins. During the fourth quarter of 2012 there were four surface holes drilled totaling 211 metres (5,499 metres in 40 holes in 2012). There also were 18 underground drill holes completed for a total of 657 metres in the fourth quarter (2,565 metres in 66 holes in 2012). Drilling during the remainder of the year was conducted on the Madre, Argentina, Recompensa, Don Benito, and La Oliva veins.

A total of 43 underground drill holes were completed in 2013 for total drilling of 2,162 metres. No surface holes were drilled in 2013.

Drilling

Great Panther has been diamond drilling at the Topia Mine since 2004. Drill programs were planned and supervised by personnel employed by the Company, its subsidiaries, and/or contractors. The surface drilling programs conducted from 2004 to 2009 were carried out under contract by BDW Drilling of Guadalajara, Mexico. The 2010 surface drilling was carried out by HD Drilling of San Luis de Potosi, Mexico. The 2011/2012 program was carried out by Major Drilling of Hermosillo, Sonora. Underground drill programs were carried out by Topia Mine drillers. Core logging and collar surveys were carried out by Great Panther personnel. All surface holes are NQ-size, although some surface holes were collared as HQ (6.35 centimetres diameter) and reduced to NQ. Underground drill holes are A core size. In 2013, one underground HQ drainage hole was completed at the Argentina Mine by Servicios Drilling of Mexico.

Drill hole locations and collar orientations were established by the project geologists and surveyors. Downhole surveys were initially conducted using a Tropari instrument, but more recently a Flexit has been used. The present standard is for downhole surveys to be taken every 50 metres. For some of the earlier holes (2004), the spacing between surveys was significantly broader, and in some cases, only the collar and toe of the holes were surveyed.

Logs, sample intervals, and surveys were entered into a DataShed database using a LogChief logger. The database is managed and validated by Great Panther mine staff, with the assistance of exploration personnel based in Vancouver.

Total drilling through to November 30, 2013 is summarized as follows:

  Surface Drilling: A total of 206 drill holes for total drilling of 37,139 metres, and

  Underground Drilling: A total of 288 holes for total drilling of 13,456 metres.

Not all of the drilling data collected by Great Panther to date was from the veins included in the Mineral Resource estimate.

Updated Topia Mine Resource Estimate

The 2014 Topia Mine Estimate was completed with an effective date of November 30, 2014 and is summarized in the tables below:

Topia Mine Mineral Resource Estimate, effective November 30, 2013
	Tonnage (kt)	Ag (g/t)	Au (g/t)	Pb%	Zn%
Total Measured	71.0	911	1.70	6.91	5.42
Total Indicated	127.0	807	1.72	5.75	4.48
Total Measured and Indicated	198.0	844	1.71	6.16	4.82
Total Inferred	209.5	863	1.68	5.37	4.54

2014 Topia Mine Estimate Contained Metal, effective November 30, 2013
	Tonnage (kt)	Ag Moz	Au Koz	Pb Mlbs	Zn Mlbs	Ag eq Moz
Total Measured and Indicated	198.0	5.37	10.9	26.9	21.0	8.19
Total Inferred	209.5	5.81	11.3	24.8	21.0	8.56

Notes:

1.	CIM Definitions were followed for Mineral Resources.
2.	Mineral resources are reported at a cut-off Net Smelter Return (NSR) of U.S.$180/t.
3.	Area-Specific Bulk Densities as follows: Argentina - 3.06t/m3; Don Benito - 3.26t/m3; Durangueno - 3.12t/m3; El Rosario - 3.00t/m3; Hormiguera - 2.56t/m3; La Prieta - 2.85t/m3; Recompensa - 3.30t/m3.
4.	A minimum mining width of 0.30 metres was used.
5.	The 2014 Topia Mine Estimate was estimated using metal prices of: U.S.$1,260/oz Au, U.S.$21.00/oz Ag, U.S.$0.95/lb Pb, and U.S.$0.95/lb Zn.
6.	Totals may not agree due to rounding.

The 2014 Topia Mine Estimate was classified according to the CIM Definition Standards on Mineral Resources and Mineral Reserves and, as such, is consistent with the requirements of NI 43-101 and provides an update for the following 31 veins from nine mining areas: Argentina (west, central, and east portions in the Argentina Mine), Santa Cruz, Don Benito (north, south, intermediate, north splay, west, and west splay veins in the 1522 Mine), Recompensa, Intermediate and Oliva (Recompensa Mine), Cantarranas (Hormiguera Mine), San Jorge and San Miguel (San Miguel Mine), San Gregorio (San Gregorio, and Durangueno Mines), El Rosario (El Rosario Mine), Oxidada, Oxi, Higueras, and San Pablo veins (Durangueno Mine), and the La Prieta 1 to 5 veins (La Prieta Mine).

The 2014 Topia Mine Estimate was based on a minimum Net Smelter Return (“NSR”) value of U.S.$180/tonne (corresponding to 2013 mining, processing, and general and administrative costs) and assumes: 1) actual concentrate transport, and smelter treatment and refining charges in effect for 2014; 2) metal prices in effect for the fourth quarter of 2013; 3) typical plant recoveries for 2013; and 4) a minimum true width of 0.3 metres. Capping was individually applied to each of the veins making up the summary above.

While most of the current resource base came from the Company’s diamond drilling and underground development, the resource estimated in certain veins (e.g. Argentina) on the property came largely from the verification of Compañía Minera Mexicana Peñoles S.A.'s sampling, on levels that are planned for access in 2014 and later, and are still intact. The majority of the Company’s mining to date has come from new mine development on veins reported in these estimates. There is minor production from other veins that was not included in the update but may be estimated in future resource updates.

Due to the steep topography and the nature of the narrow veins at Topia, surface drilling is typically widely spaced and is used as a guide for underground development by locating and confirming structural continuity and grade, while development by drifting, sampling, and some underground drilling along the vein defines the measured and indicated mineral resource. Accordingly, surface drilling is used to determine inferred resources.

Analysis of underground mine samples is completed on site, with check assays and drill-core sample assays performed by SGS Minerals Services in the Company's Guanajuato, Mexico laboratory. The Company's quality assurance and quality control (“QA/QC”) program includes the regular insertion of blanks and standards into the sample shipments.

The 2014 Topia Mine Technical Report confirmed that there are no current estimates of mineral reserves at Topia Mine. The Company made a production decision to enter into production at the Topia Mine in 2005. The Company did not base this production decision on any feasibility study of mineral reserves demonstrating economic and technical viability of the mine. The Company has determined not to establish reserves at this time due to the associated cost of obtaining a third party mineral reserve estimate at a time when the Company is already in production from mineralized zones. As a result, there may be increased uncertainty and risks of achieving any particular level of recovery of minerals from the mines at Topia or the costs of such recovery. As the Topia Mine does not have established reserves, the Company faces higher risks that anticipated rates of production and production costs will be achieved, each of which risks could have a material adverse impact on the Company’s ability to continue to generate anticipated revenues and cash flows to fund operations from the Topia Mine and ultimately the profitability of this operation.

Updated information on the Topia Mine and the 2014 Topia Mine Estimate can be found in the 2014 Topia Mine Technical Report.

Guanajuato Mine Complex

2014 Guanajuato Mine Complex Technical Report

On October 1, 2014, the Company re-filed an updated technical report for the Guanajuato Mine Complex entitled “NI 43-101 Technical Report on the Guanajuato Mine Complex Claims and Mineral Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and El Horcon Project” prepared by Robert F. Brown, P. Eng, Vice President, Exploration of the Company, effective July 31, 2014 (the “2014 Guanajuato Mine Complex Technical Report”). The 2014 Guanajuato Mine Complex Technical Report includes information on all areas of the Guanajuato Mine Complex, including the San Ignacio Mine and the El Horcon and Santa Rosa exploration projects, as well as resource estimates for the Guanajuato Mine (as at July 31, 2013), San Ignacio Mine (as at April 6, 2014) and the El Horcon Project (as at July 31, 2013). The 2014 Guanajuato Mine Complex Technical Report included the update to the Company’s estimate of mineral resources at its San Ignacio mine (the “2014 San Ignacio Resource Estimate”), announced on July 2, 2014.

Updated Guanajuato Mine Information

The 2014 Guanajuato Mine Complex Technical Report confirmed the information regarding the Guanajuato mine that is summarized in the following sections of the AIF under the heading “Description of Business – Primary Mining Properties – Guanajuato Mine.”

  Property Description and Location,

  Accessibility, Climate, Local Resources, Infrastructure and Physiography,

  History,

  Geological Setting and Mineralization,

  Exploration,

  Drilling,

  Sampling and Analysis and Security of Samples,

  Mining Operations,

  Production (to the extent provided for 2013 and 2012), and

  Exploration and Development

The above information regarding the Guanajuato mine has not been superseded by any new information derived from the 2014 Guanajuato Mine Complex Technical Report. The following disclosure derived from the 2014 Guanajuato Mine Complex Technical Report supersedes and replaces the disclosure included in the AIF.

Guanajuato Mine – Resource Estimate

The 2014 Guanajuato Mine Complex Technical Report confirmed the resource estimate for the Guanajuato mine, as included in the AIF, which resource estimate is effective as of July 31, 2013 and is summarized below. During the period from the July 31, 2013 effective date of resource estimate to July 31, 2014, a total of 211,932 tonnes grading 165g/t silver and 2.18g/t gold has been mined from the Guanajuato Mine.

Guanajuato Mine Complex: Mineral Resource Estimation and Contained Silver Equivalent, Gold, and Silver

	Tonnage	Grade g/t			Contained kOz
Area	kt	Ag Eq	Au	Ag	Ag Eq	Au	Ag
Sub Total Cata	84.9	408	1.34	328	1,114	3.65	894
Sub Total Pozos	138.9	229	0.78	182	1,023	3.48	814
Sub Total Santa Margarita	85.0	335	4.72	51	914	12.90	140
Sub Total Guanajuatito	53.2	174	0.64	135	298	1.10	232
Total Measured	362.0	288	1.82	179	3,348	21.14	2,080
Sub Total Cata	33.1	420	1.38	337	448	1.47	359
Sub Total Pozos	35.8	148	0.55	116	171	0.63	133
Sub Total Santa Margarita	23.0	296	3.3	98	219	2.44	73
Sub Total Guanajuatito	50.7	150	0.65	111	244	1.06	180
Total Indicated	142.6	236	1.22	163	1,081	5.60	745
Sub Total Cata	118.1	411	1.35	330	1,561	5.13	1,254
Sub Total Pozos	174.7	213	0.73	169	1,194	4.11	947
Sub Total Santa Margarita	108.0	326	4.42	61	1,133	15.34	213
Sub Total Guanajuatito	103.9	162	0.65	123	542	2.16	412
Total Measured + Indicated	504.7	273	1.65	174	4,430	26.74	2,825
Sub Total Cata	12.7	489	1.53	398	199	0.62	162
Sub Total Pozos	17.0	341	0.65	302	186	0.35	165
Sub Total Santa Margarita	14.3	340	2.18	209	157	1.01	96
Sub Total Guanajuatito	88.8	289	0.99	229	824	2.82	654
Sub Total San Cayetano	41.5	307	3.69	85	410	4.93	114
Total Valenciana	127.2	269	2.58	114	1,101	10.57	467
Total Promontorio	132.4	241	2.84	70	1,024	12.09	298
Total Inferred	433.9	280	2.32	140	3,900	32.38	1,957

Notes:

1.	CIM Definitions were followed for Mineral Resources.
2.	Measured and Indicated Mineral Resources are reported at a cut-off grade of 50 g/t Ag Eq.

3.

Inferred Mineral Resources are reported at area-specific cut-offs as follows: Cata 176 g/t Ag Eq, Guanajuatito 164 g/t Ag Eq, Pozos 178 g/t Ag Eq, San Cayetano 169 g/t Ag Eq, Santa Margarita 166 g/t Ag Eq, Valenciana 167 g/t Ag Eq, and Promontorio 166 g/t Ag Eq.

4.	Prices of US$1,280/Au oz and US$20.80/Ag oz were used in calculations.
5.	Bulk Density is 2.68 t/m³.
6.	Totals may not agree due to rounding.
7.	Ag Eq is given by the formula Ag Eq = Ag + 60*Au.

The 2014 Guanajuato Mine Complex Technical Report also confirmed that there are no current estimates of mineral reserves at Guanajuato Mine. Mineral reserves were previously estimated for Guanajuato Mine in the Cata, Pozos, and Santa Margarita zones but they have been depleted. The Company has not established reserves at the Guanajuato Mine Complex due to the following reasons:

  the geological complexity of the mineralized zones,

  establishment of Measured and Indicated resource estimates only with associated development / mining in the mineralized zones, and the associated costs of obtaining third party mineral reserve estimates at a time when the Company is already in production from mineralized zones.

The Company commenced production at the Guanajuato Mine in 2006 and the San Ignacio Mine in 2013. The Company did not base these production decisions on any feasibility study of mineral reserves demonstrating economic and technical viability of the mines. As a result, there may be increased uncertainty and risks of achieving any particular level of recovery of minerals from the mines at the Guanajuato Mine Complex or the costs of such recovery. As the Guanajuato Mine Complex does not have established reserves, the Company faces higher risks that anticipated rates of production and production costs will be achieved, each of which risks could have a material adverse impact on the Company’s ability to continue to generate anticipated revenues and cash flows to fund operations from the Guanajuato Mine Complex and ultimately the profitability of these operations.

Updated San Ignacio Mine Information

The 2014 Guanajuato Mine Complex Technical Report included updated information on the San Ignacio mine that reflected both the 2014 San Ignacio Resource Estimate announced July 2, 2014 and the commencement of commercial production from the San Ignacio mine in 2014. The 2014 Guanajuato Mine Complex Technical Report confirmed the information regarding the San Ignacio mine that is summarized in the following sections of the AIF under the heading “Description of Business – Development Property – San Ignacio Project.”

  Property Description and Location,

  Accessibility, Climate, Local Resources, Infrastructure and Physiography,

  Geological Setting and Mineralization,

  Sampling and Analysis and Security of Samples, and

  Exploration and Development

The above information regarding the San Ignacio mine has not been superseded by any new information derived from the 2014 Guanajuato Mine Complex Technical Report. The following disclosure derived from the 2014 Guanajuato Mine Complex Technical Report supersedes and replaces the disclosure included in the AIF.

San Ignacio – History

The San Ignacio Project was part of the Guanajuato purchase by Great Panther in 2005 but due to the Company’s focus on the other zones within the Guanajuato Mine Complex, it did not commence any work at San Ignacio until 2010.

Exploration in the Guanajuato mining district dates back to 1548, when silver mineralization was first discovered in La Luz area by Spanish miners on their way to the newly discovered bonanza veins in the Mexican state of Zacatecas. Historical documentation has indicated that mining activity on the La Luz vein system has passed through numerous boom and bust cycles. No mining records remain of work undertaken in the area from 1548 until 1793. Research by Great Panther geologists has turned up a number of maps post-dating 1793, depicting the development and mining from a number of shafts and adits.

The Sociedad Cooperativa Minera Metalurgica Santa Fe de Guanajuato (the “Cooperative”), which began its existence in 1939, amassed what is now the San Ignacio property.

The Cooperative operated several mines in the Guanajuato Mining district throughout the latter half of the 20th and into the 21st Century, including the Guanajuato Mine Complex.

On the San Ignacio Property there are 12 known historical workings including major shafts at San Ignacio, Purísima, Pili, and San Jose de Garcia. No production figures for these workings are available except for those relating to the mining by the Cooperative from the San Ignacio shaft. Cooperative records from 1977 to 2001 indicate that a total of 617,455 tonnes at a grade of 113 g/t Ag and 1.01 g/t Au were extracted from the San Ignacio shaft along a parallel structure to those in the 2014 San Ignacio Resource Estimate, at an average rate of 85 tpd. As there was no processing facility at San Ignacio, ore was trucked back to the Cata plant in the main Guanajuato Mine Complex, approximately 20 kilometres by road.

The Cooperative initiated diamond drilling on the San Ignacio property in 1979 with drilling from underground workings at the San Ignacio shaft. Holes from surface were drilled sporadically during the period from 1982 until 1990 and focused on a vein system parallel and to the west of the mineral resource in the 2014 San Ignacio Resource Estimate.

In 2005, Great Panther acquired from the Cooperative two main properties, a plant, workshops, and administration facilities, mining infrastructure, equipment, and certain surface rights (real estate) and leases, including the leases that define the San Ignacio property.

Great Panther has recovered material from low-grade surface stockpiles on the San Ignacio property and processing it in the Guanajuato Mine Complex plant. A total of 10,252 tonnes averaging 0.42g/t Au and 61g/t Ag has been processed since the start of the campaign in March 2011 ending in March 2012.

Great Panther has also been developing underground using a surface portal and ramping to access both the Intermediate and Melladito veins. From late November 2013 until the end of the first quarter ending March 31, 2014 a total of 8,037 tonnes grading 103 g/t silver and 2.47 g/t gold was processed at the Guanajuato Mine Complex plant. Total development to the end of March 2014 was 729 metres.

San Ignacio – Exploration

Great Panther has conducted geological and structural mapping, including sampling of outcrops, 729 metres of underground development, and from exposures of historical underground workings.

Great Panther completed detailed surface mapping and outcrop rock chip sampling, including mapping and sampling all accessible underground workings. This work is ongoing.

A total of 147 surface samples and 57 underground samples were collected by chip and channel sampling. Samples were shipped to the SGS lab at the Cata plant. Standard chain of custody documents were used including forms requiring signature upon receipt of shipment by the lab.

Dr. Darcy Baker of Equity Exploration Consultants completed structural mapping on surface and logging of one diamond core hole in February 2011.

The exploration work has confirmed that the top of the mineralized epithermal system is below surface, estimated at approximately 2,350 MASL. This vertical limit was indicated on longitudinal sections from the historical operations of the Cooperative on veins on the San Ignacio property, and from longitudinal sections of deposits on an adjacent property owned by Endeavour Silver Corp. The strong vertical control on mineralization is characteristic of the area and the mineralized intervals are typically 100 metres to 150 metres in vertical range; however, this can range from 50 metres to 250 metres.

Detailed geological mapping, structural geological studies, outcrop sampling, and re-sampling of old underground workings are ongoing to highlight additional priority targets along the 4 kilometres of prospective structures. Drilling completed since the effective date of the mineral resource estimate at San Ignacio contained in the 2014 Guanajuato Mine Complex Technical Report consisted of 6,403 metres drilled from surface in 31 holes on the San Francisco de Pili, Purísima, and San Antonio mineral claims.

San Ignacio – Drilling

Great Panther has completed 116 diamond drill holes at the San Ignacio Property. Drilling commenced in October 2010 and the last hole was completed in November 2013. All holes were drilled from surface. The drilling program completed in March 2012 successfully delineated four veins in the northern portion of the property between grid line 450N and 1100N. The four veins with structural continuity inferred from diamond drill hole intersections, and to some extent surface mapping, have been delineated up to 650 metres along strike and 350 metres down dip. Two of the veins are very steeply dipping and two are shallowly dipping and are likely off-shoots of the other veins.

To the south of line 450N there are historical workings and drilling in this area is not included in the 2014 San Ignacio Resource Estimate. One drill hole (ESI11-039) on section 450N intersected a void, which was interpreted to represent the northern extent of these historical workings.

Overall, the core recovery was excellent with 99% of all samples having recoveries greater than 85%. There are no other drilling or sampling factors that could materially influence the accuracy and reliability of the results.

Veta Melladito is a steeply dipping narrow vein with true width ranging from 0.25 metres to 4.5 metres. It has been delineated to a maximum of 650 metres along strike and 350 metres below surface. The structure is open at depth and along strike; however, the strongest mineralization has been observed in a core zone 250 metres in strike length and from surface to 150 down dip. The mineralization is possibly open to the south nearer to surface.

Veta Intermediate is also steeply dipping and narrow with true width ranging from 0.25 metres to 8.5 metres. It has been delineated to a maximum of 400 metres along strike and 350 metres below surface. It is open at depth and along strike with strong mineralization observed in all directions.

Veta Nombre de Dios 1 is moderately dipping at 45 to 60 degrees to the southwest and also narrow with true width ranging from 0.25 metres to 4 metres. It has been delineated to a maximum of 400 metres along strike and 180 metres down dip. The vein is open to the south. At depth, Nombre de Dios 1 appears to intersect Veta Intermediate and is therefore limited in its potential down dip extent. To the north it terminates at line 850N where it may continue in Nombre de Dios 2 with a 40 metre offset to the east.

Veta Nombre de Dios 2 is moderately dipping at 45 degrees to the southwest and also narrow with true width ranging from 0.25 metres to 4 metres. It has been delineated to a maximum of 200 metres along strike and 100 metres down dip. The vein is open to the north. To the south it terminates at line 900N where it may continue in Nombre de Dios 1 with a 40 metre offset to the west.

All drill hole data was stored in Great Panther’s proprietary DataShed™ database (the database). The database contents were backed up every two hours and the database copied daily to a master database in Great Panther’s head office.

The contractor, BD Drilling of Guadalajara, Mexico, drilled the first 103 diamond core holes (2010-2012) at San Ignacio for a total of 28,728.8 metres. The autumn 2013 program of 13 holes was drilled by Servicios Drilling of San Luis de Potosi, Mexico for a total of 3,127 metres.

Drill hole collar locations were determined using a total station instrument and the location data was uploaded directly into the database.

Bore hole deviation surveys were completed at 50 metres intervals using a single shot instrument by Reflex™. Survey data was recorded onto paper logs by the driller or driller’s helper.

Drill core was transported twice per day from the drill site by pick-up truck to the core storage and logging facility located at the company’s Guanajuato Mine plant site, which is gated, guarded, and secure.

Core boxes were laid out by field technicians onto angled tables suitable for logging. The technicians fitted the core pieces together and cleaned the core surface in preparation for logging by the geologist. Depth markers were checked for proper labelling, and the boxes were labelled with the drill core intervals. The technicians also completed measurements of core recovery and rock quality designation (RQD) and recorded the data onto paper logs.

Geological logging was completed by the geologists and recorded directly into a local database using LogChief Software™ installed on Toughbook™ computers for later upload to the database.

Sample intervals for assaying were marked on the core boxes by the geologists. Sample lengths were generally determined by mineralogical or lithological characteristics and the protocol is for maximum sample lengths to be 1.5 metres and the minimum length to be 0.5 metres. Field technicians then photographed the core.

The field technician selected samples for bulk density measurements from several locations within the mineralized intervals, usually one density sample per assay sample interval. The water immersion procedure was followed and the data was recorded onto paper logs. The samples were returned to the core box after the tests were completed.

Core samples for assaying were collected by the field technicians. Samples were usually sent every other day to the on-site SGS assay laboratory.

Assay certificates were received directly from SGS laboratory via email. Site geologists reviewed quality control sample results for out of tolerance failures prior to merging the assay results with sample intervals in the database.

The first nine diamond core holes at San Ignacio (ESI10-001 – ESI11-009) were completed under the management of the Guanajuato Mine Geology Department (2010-2011). Mine geologists logged and sampled the core. Following an internal audit by the company, which identified deficiencies in core handling and sampling procedures, the responsibility for diamond drilling and exploration at San Ignacio changed to Great Panther’s exploration department in 2011. The exploration staff re-logged and re-sampled all nine drill holes. The remaining drill holes were completed under the management and direction of the exploration department.

San Ignacio – Updated Resource Estimate

The 2014 San Ignacio Resource Estimate totals 1.25 million Ag eq oz of Indicated Mineral Resources at a cut-off grade of 125 grams g/t silver equivalent and 5.65 million Ag eq oz of Inferred Mineral Resources. The Indicated Mineral Resource is a new addition, comprising 103,000 tonnes at 165 g/t silver and 3.54 g/t gold and incorporates detailed infill drilling completed in the fourth quarter of 2013, and data from mine development. The Inferred Mineral Resource totals 737,000 tonnes at 115 g/t silver and 2.04 g/t gold.

The 2014 San Ignacio Resource Estimate is effective as of April 6, 2014 and is summarized below.

San Ignacio Mineral Resource Estimate, effective date April 6, 2014
	Tonnage (tonnes)	Ag (g/t)	Ag Moz	Au (g/t)	Au oz	Ag eq Mozs
Indicated
INT Vein	103,000	165	0.543	3.54	12,000	1.245
Inferred
DIOS1 Vein	178,000	103	0.591	1.99	11,000	1.287
DIOS2 Vein	147,000	141	0.663	2.38	11,000	1.346
INT Vein	241,000	135	1.042	2.12	16,000	2.026
MELL Vein	171,000	77	0.425	1.68	9,000	0.987
Total Inferred	737,000	115	2.721	2.04	48,000	5.645

Notes:

1.	Base case cut-off grade of 125 g/t silver equivalent.
2.	Silver equivalent calculated using a 60 to 1 ratio of silver to gold value.
3.	Rock Density for all veins is 2.63 t/m3.
4.	Totals may not agree due to rounding.
5.	Grades in metric units.
6.	Contained silver and gold in troy ounces.
7.	Vein names abbreviated as follows: INT = Intermediate vein; DIOS1 = Nombre de Dios1 vein; DIOS2 = Nombre de Dios 2 vein; and MELL = Melladito vein.

The 2014 Guanajuato Mine Complex Technical Report confirmed that there are no current estimates of mineral reserves at San Ignacio Mine.

San Ignacio – Mining Methods, Recovery Methods and Project Infrastructure

Mine pre-production at San Ignacio started in the third quarter of 2013. 8,730 tonnes of ore has been processed from 729 metres of ramp and level advance up to the end of the first quarter 2014.

The main ramp (4.5 by 4.5 metres) has a 12% decline. It was developed using a 6 cubic yard scoop, a single-boom electric jumbo, and a combination of conventional 20 tonne trucks and an underground truck.

The mining method is standard cut and fill with waste provided by the development. Jacklegs are used in stopes for vertical to 70 degree production holes, and if necessary the hanging wall can be blasted if needed for at least a 2.0 meter wide stope. Forced air ventilation uses electric fans, and sump pumps operate at 50 – 60gpm removing mine water. The two air compressors are electrical with 1,000cfm and 100psi. The mine’s electric power is supplied by the Mexican national grid.

There are two 12 hour working shifts operating from Monday to Saturday. There are 15 operators per shift, one supervisor per shift, plus one mine superintendent and one services crew of 5 persons (day shift only).

Using conventional 20 tonne trucks, mineralized rock from the San Ignacio Mine is transported to and processed at the Guanajuato Mine Complex metallurgical plant in Guanajuato.

The surface and underground infrastructure at the San Ignacio project includes the following:

  Underground workings from surface to approximately 70 metres below surface including ramps and several levels.

  Connection to the national grid for the supply of electric power and sub-station facility.

  Conventional and mechanized underground mining equipment.

  Mine maintenance shop and associated office and stores, and diesel storage facility.

  Access road and mine waste dumps.

USE OF PROCEEDS

Unless otherwise specified in a Prospectus Supplement, the net proceeds from the sale of the Securities will be used for general corporate purposes, including funding working capital , potential future acquisitions and capital expenditures. Each Prospectus Supplement will contain specific information concerning the use of proceeds from that sale of Securities.

All expenses relating to an offering of Securities and any compensation paid to underwriters, dealers or agents, as the case may be, will be paid out of the Company’s general funds, unless otherwise stated in the applicable Prospectus Supplement.

CONSOLIDATED CAPITALIZATION

There has been no material change in the share and loan capital of the Company, on a consolidated basis, since the date of the unaudited consolidated interim financial statements of the Company as at and for the three and six months ended June 30, 2014, which are incorporated by reference in this Prospectus.

DIVIDEND POLICY

The Company has not declared or paid any dividends on its Common Shares since the date of its incorporation. The Company intends to retain its earnings, if any, to finance the growth and development of its business and does not expect to pay dividends or to make any other distributions in the near future. The Company’s board of directors will review this policy from time to time having regard to the Company’s financing requirements, financial condition and other factors considered to be relevant.

DESCRIPTION OF COMMON SHARES

The Company’s authorized share capital consists of an unlimited number of Common Shares without par value. As at the date of this Prospectus, there are 139,541,040 Common Shares issued and outstanding.

Each Common Share ranks equally with all other Common Shares with respect to distribution of assets upon dissolution, liquidation or winding-up of the Company and payment of dividends. The holders of Common Shares are entitled to one vote for each share on all matters to be voted on by such holders and are entitled to receive pro rata such dividends as may be declared by the board of directors of the Company. The holders of Common Shares have no pre-emptive or conversion rights. The rights attaching to the Common Shares can only be modified by the affirmative vote of at least two-thirds of the votes cast at a meeting of shareholders called for that purpose.

On April 17, 2012, the Company adopted a shareholder rights plan (the “Rights Plan”), which was approved and ratified by the shareholders of the Company on June 28, 2012, for the purpose of encouraging potential offerors seeking to make a takeover bid for the Company to comply with certain minimum conditions or be subject to the dilutive features of the Rights Plan. The Rights Plan provides that one “right” attaches to each outstanding Common Share entitling the holder to purchase, in the prescribed circumstances and subject to exceptions, additional Common Shares in accordance with the terms and conditions of the rights agreement dated April 17, 2012 between the Company and Computershare Investor Services Inc., as rights agent.

The Common Shares are listed on the TSX trading under the symbol “GPR”, and on the NYSE MKT trading under the symbol “GPL”.

DESCRIPTION OF WARRANTS

The following description, together with the additional information the Company may include in any Prospectus Supplements, summarizes the material terms and provisions of the Warrants that the Company may offer under this Prospectus, which may consist of Warrants to purchase Common Shares or other Securities and may be issued in one or more series. Warrants may be offered independently or together with Common Shares or other Securities offered by any Prospectus Supplement, and may be attached to or separate from those Securities. Warrants will not, however, be offered for sale separately to any member of the public in Canada unless the offering is in connection with, and forms part of, the consideration for an acquisition or merger transaction. While the terms summarized below will apply generally to any Warrants that the Company may offer under this Prospectus, the Company will describe the particular terms of any series of Warrants that it may offer in more detail in the applicable Prospectus Supplement. The terms of any Warrants offered under a Prospectus Supplement may differ from the terms described below.

General

Any Warrants issued will be issued under and governed by the terms of one or more warrant indentures or agreement (each a “Warrant Indenture”) between the Company and a warrant trustee or warrant agent (a “Warrant Trustee”) that the Company will name in the relevant Prospectus Supplement. Each Warrant Trustee will be a financial institution organized under the laws of Canada or any province thereof and authorized to carry on business as a trustee. If applicable, the Company will file with the SEC as exhibits to the registration statement of which this Prospectus is a part, or will incorporate by reference from a Report of Foreign Private Issuer on Form 6-K that the Company files with the SEC, any Warrant Indenture describing the terms and conditions of such Warrants that the Company is offering before the issuance of such Warrants.

This summary of some of the provisions of the Warrants is not complete. The statements made in this Prospectus relating to any Warrant Indenture and Warrants to be issued under this Prospectus are summaries of certain anticipated provisions thereof and do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the applicable Warrant Indenture. Prospective investors should refer to the Warrant Indenture relating to the specific Warrants being offered for the complete terms of the Warrants. The applicable Prospectus Supplement relating to any Warrants offered by the Company will describe the particular terms of those Warrants and include specific terms relating to the offering.

The particular terms of each issue of Warrants will be described in the applicable Prospectus Supplement. This description will include, where applicable:

•	the designation and aggregate number of Warrants;

•	the price at which the Warrants will be offered;

•	the currency or currencies in which the Warrants will be offered;

•	the date on which the right to exercise the Warrants will commence and the date on which the right will expire;

•

the number of Common Shares or other Securities that may be purchased upon exercise of each Warrant and the price at which and currency or currencies in which the Common Shares or other Securities may be purchased upon exercise of each Warrant;

•	the designation and terms of any Securities with which the Warrants will be offered, if any, and the number of the Warrants that will be offered with each Security;

•	the date or dates, if any, on or after which the Warrants and the other Securities with which the Warrants will be offered will be transferable separately;

•	any minimum or maximum number of Warrants that may be exercised at any one time;

•	whether the Warrants will be subject to redemption and, if so, the terms of such redemption provisions;

•	whether the Company will issue the Warrants as global securities and, if so, the identity of the depositary of the global securities;

•	whether the Warrants will be listed on an exchange;

•	material Canadian federal income tax consequences and, if applicable, material United States federal income tax consequences of owning the Warrants; and

•	any other material terms or conditions of the Warrants.

Rights of Holders Prior to Exercise

Prior to the exercise of Warrants, holders of Warrants will not have any of the rights of holders of the Common Shares or other Securities issuable upon exercise of the Warrants.

Exercise of Warrants

Each Warrant will entitle the holder to purchase the Securities that the Company specifies in the applicable Prospectus Supplement at the exercise price described therein. Unless the Company otherwise specifies in the applicable Prospectus Supplement, holders of the Warrants may exercise the Warrants at any time up to the specified time on the expiration date set forth in the applicable Prospectus Supplement. After the close of business on the expiration date, unexercised Warrants will become void.

Holders of the Warrants may exercise the Warrants by delivering the Warrant Certificate representing the Warrants to be exercised together with specified information, and paying the required amount to the Warrant Trustee in immediately available funds, as provided in the applicable Prospectus Supplement. The Company will set forth on the Warrant Certificate and in the applicable Prospectus Supplement the information that the holder of the Warrant will be required to deliver to the Warrant Trustee.

Upon receipt of the required payment and the Warrant Certificate properly completed and duly executed at the corporate trust office of the Warrant Trustee or any other office indicated in the applicable Prospectus Supplement, the Company will issue and deliver the Securities purchasable upon such exercise. If fewer than all of the Warrants represented by the Warrant Certificate are exercised, then the Company will issue a new Warrant Certificate for the remaining amount of Warrants. If the Company so indicates in the applicable Prospectus Supplement, holders of the Warrants may surrender Securities as all or part of the exercise price for Warrants.

Anti-Dilution

The Warrant Indenture will specify that, upon the subdivision, consolidation, reclassification or other material change of the Common Shares or any other reorganization, amalgamation, arrangement, merger or sale of all or substantially all of the Company’s assets, Warrants exercisable for Common Shares will thereafter evidence the right of the holder to receive the securities, property or cash deliverable in exchange for or on the conversion of or in respect of the Common Shares to which the holder of a Common Share would have been entitled immediately after such event. Similarly, any distribution to all or substantially all of the holders of Common Shares of rights, options, warrants, evidences of indebtedness or assets will result in an adjustment in the number of Common Shares to be issued to holders of Warrants that are exercisable for Common Shares.

Global Securities

The Company may issue Warrants in whole or in part in the form of one or more global securities, which will be registered in the name of and be deposited with a depositary, or its nominee, each of which will be identified in the applicable Prospectus Supplement. The global securities may be in temporary or permanent form. The applicable Prospectus Supplement will describe the terms of any depositary arrangement and the rights and limitations of owners of beneficial interests in any global security. The applicable Prospectus Supplement will describe the exchange, registration and transfer rights relating to any global security.

Modifications

The Warrant Indenture will provide for modifications and alterations to the Warrants issued thereunder by way of a resolution of holders of Warrants at a meeting of such holders or consent in writing from such holders. The number of holders of Warrants required to pass such a resolution or execute such a written consent will be specified in the Warrant Indenture.

The Company may amend any Warrant Indenture and the Warrants, without the consent of the holders of the Warrants, to cure any ambiguity, to cure, correct or supplement any defective or inconsistent provision, or in any other manner that will not materially and adversely affect the interests of holders of outstanding Warrants.

DESCRIPTION OF SUBSCRIPTION RECEIPTS

The Company may issue Subscription Receipts, which will entitle holders to receive upon satisfaction of certain release conditions and for no additional consideration, Common Shares, Warrants or any combination thereof. Subscription Receipts will be issued pursuant to one or more subscription receipt agreements (each, a “Subscription Receipt Agreement”), each to be entered into between the Company and an escrow agent (the “Escrow Agent”), which will establish the terms and conditions of the Subscription Receipts. Each Escrow Agent will be a financial institution organized under the laws of Canada or a province thereof and authorized to carry on business as a trustee. A copy of the form of Subscription Receipt Agreement will be filed with Canadian securities regulatory authorities and, if applicable, the Company will file with the SEC as exhibits to the registration statement of which this Prospectus is a part, or will incorporate by reference from a Report of Foreign Private Issuer on Form 6-K that the Company files with the SEC, any Subscription Receipt Agreement describing the terms and conditions of such Subscription Receipts that the Company is offering before the issuance of such Subscription Receipts.

The following description sets forth certain general terms and provisions of Subscription Receipts and is not intended to be complete. The statements made in this Prospectus relating to any Subscription Receipt Agreement and Subscription Receipts to be issued thereunder are summaries of certain anticipated provisions thereof and are subject to, and are qualified in their entirety by reference to, all provisions of the applicable Subscription Receipt Agreement and the Prospectus Supplement describing such Subscription Receipt Agreement.

The Prospectus Supplement relating to any Subscription Receipts the Company offers will describe the Subscription Receipts and include specific terms relating to their offering. All such terms will comply with the requirements of the TSX and NYSE MKT relating to Subscription Receipts. If underwriters or agents are used in the sale of Subscription Receipts, one or more of such underwriters or agents may also be parties to the Subscription Receipt Agreement governing the Subscription Receipts sold to or through such underwriters or agents.

General

The Prospectus Supplement and the Subscription Receipt Agreement for any Subscription Receipts the Company offers will describe the specific terms of the Subscription Receipts and may include, but are not limited to, any of the following:

•	the designation and aggregate number of Subscription Receipts offered;

•	the price at which the Subscription Receipts will be offered;

•	the currency or currencies in which the Subscription Receipts will be offered;

•

the designation, number and terms of the Common Shares, Warrants or combination thereof to be received by holders of Subscription Receipts upon satisfaction of the release conditions, and the procedures that will result in the adjustment of those numbers;

•	the conditions (the “Release Conditions”) that must be met in order for holders of Subscription Receipts to receive for no additional consideration Common Shares, Warrants or a combination thereof;

•	the procedures for the issuance and delivery of Common Shares, Warrants or a combination thereof to holders of Subscription Receipts upon satisfaction of the Release Conditions;

•

whether any payments will be made to holders of Subscription Receipts upon delivery of the Common Shares, Warrants or a combination thereof upon satisfaction of the Release Conditions (e.g. an amount equal to dividends declared on Common Shares by the Company to holders of record during the period from the date of issuance of the Subscription Receipts to the date of issuance of any Common Shares pursuant to the terms of the Subscription Receipt Agreement);

•	the identity of the Escrow Agent;

•

the terms and conditions under which the Escrow Agent will hold all or a portion of the gross proceeds from the sale of Subscription Receipts, together with interest and income earned thereon (collectively, the “Escrowed Funds”), pending satisfaction of the Release Conditions;

•	the terms and conditions pursuant to which the Escrow Agent will hold Common Shares, Warrants or a combination thereof pending satisfaction of the Release Conditions;

•	the terms and conditions under which the Escrow Agent will release all or a portion of the Escrowed Funds to the Company upon satisfaction of the Release Conditions;

•

if the Subscription Receipts are sold to or through underwriters or agents, the terms and conditions under which the Escrow Agent will release a portion of the Escrowed Funds to such underwriters or agents in payment of all or a portion of their fees or commission in connection with the sale of the Subscription Receipts;

•

procedures for the refund by the Escrow Agent to holders of Subscription Receipts of all or a portion of the subscription price for their Subscription Receipts, plus any pro rata entitlement to interest earned or income generated on such amount, if the Release Conditions are not satisfied;

•

any contractual right of rescission to be granted to initial purchasers of Subscription Receipts in the event this Prospectus, the Prospectus Supplement under which Subscription Receipts are issued or any amendment hereto or thereto contains a misrepresentation;

•	any entitlement of the Company to purchase the Subscription Receipts in the open market by private agreement or otherwise;

•	whether the Company will issue the Subscription Receipts as global securities and, if so, the identity of the depositary for the global securities;

•	whether the Company will issue the Subscription Receipts as bearer securities, registered securities or both;

•	provisions as to modification, amendment or variation of the Subscription Receipt Agreement or any rights or terms attaching to the Subscription Receipts;

•	whether the Subscription Receipts will be listed on an exchange;

•	material Canadian federal income tax consequences and, if applicable, material United States federal income tax consequences of owning the Subscription Receipts; and

•	any other terms of the Subscription Receipts.

The holders of Subscription Receipts will not be shareholders of the Company. Holders of Subscription Receipts are entitled only to receive Common Shares, Warrants or a combination thereof on exchange of their Subscription Receipts, plus any cash payments provided for under the Subscription Receipt Agreement, if the Release Conditions are satisfied. If the Release Conditions are not satisfied, Holders of Subscription Receipts shall be entitled to a refund of all or a portion of the subscription price therefor and all or a portion of the pro rata share of interest earned or income generated thereon, as provided in the Subscription Receipt Agreement.

Escrow

The Escrowed Funds will be held in escrow by the Escrow Agent, and such Escrowed Funds will be released to the Company (and, if the Subscription Receipts are sold to or through underwriters or agents, a portion of the Escrowed Funds may be released to such underwriters or agents in payment of all or a portion of their fees in connection with the sale of the Subscription Receipts) at the time and under the terms specified by the Subscription Receipt Agreement. If the Release Conditions are not satisfied, holders of Subscription Receipts will receive a refund of all or a portion of the subscription price for their Subscription Receipts plus their pro rata entitlement to interest earned or income generated on such amount, in accordance with the terms of the Subscription Receipt Agreement. Common Shares or Warrants may be held in escrow by the Escrow Agent and will be released to the holders of Subscription Receipts following satisfaction of the Release Conditions at the time and under the terms specified in the Subscription Receipt Agreement.

Anti-Dilution

The Subscription Receipt Agreement will specify that upon the subdivision, consolidation, reclassification or other material change of Common Shares or Warrants underlying the particular Subscription Receipts or any other reorganization, amalgamation, arrangement, merger or sale of all or substantially all of the Company’s assets, the Subscription Receipts will thereafter evidence the right of the holder to receive the securities, property or cash deliverable in exchange for or on the conversion of or in respect of the Common Shares or Warrants to which the holder of a Common Share or identical Warrant would have been entitled immediately after such event. Similarly, any distribution to all or substantially all of the holders of Common Shares of rights, options, warrants, evidences of indebtedness or assets will result in an adjustment in the number of Common Shares to be issued to holders of Subscription Receipts whose Subscription Receipts entitle the holders thereof to receive Common Shares. Alternatively, such securities, evidences of indebtedness or assets may, at the option of the Company, be issued to the Escrow Agent and delivered to holders of Subscription Receipts on exercise thereof. The Subscription Receipt Agreement will also provide that if other actions of the Company affect the Common Shares or Warrants, which, in the reasonable opinion of the directors of the Company, would materially affect the rights of the holders of Subscription Receipts and/or the rights attached to the Subscription Receipts, the number of Common Shares or Warrants which are to be received pursuant to the Subscription Receipts shall be adjusted in such manner, if any, and at such time as the directors of the Company may in their discretion reasonably determine to be equitable to the holders of Subscription Receipts in such circumstances.

Rescission

The Subscription Receipt Agreement will also provide that any misrepresentation in this Prospectus, the Prospectus Supplement under which the Subscription Receipts are offered, or any amendment hereto or thereto, will entitle each initial purchaser of Subscription Receipts to a contractual right of rescission following the issuance of the Common Shares or Warrants to such purchaser entitling such purchaser to receive the amount paid for the Subscription Receipts upon surrender of the Common Shares or Warrants, provided that such remedy for rescission is exercised in the time stipulated in the Subscription Receipt Agreement. This right of rescission does not extend to holders of Subscription Receipts who acquire such Subscription Receipts from an initial purchaser, on the open market or otherwise, or to initial purchasers who acquire Subscription Receipts in the United States.

Global Securities

The Company may issue Subscription Receipts in whole or in part in the form of one or more global securities, which will be registered in the name of and be deposited with a depositary, or its nominee, each of which will be identified in the applicable Prospectus Supplement. The global securities may be in temporary or permanent form. The applicable Prospectus Supplement will describe the terms of any depositary arrangement and the rights and limitations of owners of beneficial interests in any global security. The applicable Prospectus Supplement also will describe the exchange, registration and transfer rights relating to any global security.

Modifications

The Subscription Receipt Agreement will provide for modifications and alterations to the Subscription Receipts issued thereunder by way of a resolution of holders of Subscription Receipts at a meeting of such holders or consent in writing from such holders. The number of holders of Subscriptions Receipts required to pass such a resolution or execute such a written consent will be specified in the Subscription Receipt Agreement.

DESCRIPTION OF UNITS

The following description, together with the additional information the Company may include in any applicable Prospectus Supplements, summarizes the material terms and provisions of the Units that the Company may offer under this Prospectus. While the terms summarized below will apply generally to any Units that the Company may offer under this Prospectus, the Company will describe the particular terms of any issue of Units in more detail in the applicable Prospectus Supplement. The terms of any Units offered under a Prospectus Supplement may differ from the terms described below.

The Company will also add to disclosure in any subsequent Prospectus Supplement whereby Units are offered the form of any unit agreement (“Unit Agreement”) between the Company and a unit agent (“Unit Agent”) that describes the terms and conditions of the issue of Units being offered, and any supplemental agreements. The following summaries of material terms and provisions of the Units are subject to, and qualified in their entirety by reference to, all the provisions of any Unit Agreement and any supplemental agreements applicable to a particular issue of Units. The Company urges you to read the applicable Prospectus Supplements relating to the particular issue of Units that the Company sells under this Prospectus, as well as any Unit Agreement and any supplemental agreements that contain the terms of the Units. If applicable, the Company will file with the SEC as exhibits to the registration statement of which this Prospectus is a part, or will incorporate by reference from a current report on Form 6-K that the Company files with the SEC, any Unit Agreement describing the terms and conditions of such Units that the Company is offering before the issuance of such Units.

General

The Company may issue Units comprising of Common Shares and Warrants. Each Unit will be issued so that the holder of the Unit is also the holder of each Security included in the Unit. Therefore, the holder of a Unit will have the rights and obligations of a holder of each included Security. Any Unit Agreement under which a Unit is issued may provide that the Securities included in the Unit may not be held or transferred separately, at any time or at any time before a specified date. The Company will describe in the applicable Prospectus Supplement the terms of the issue of Units, including: the designation and terms of the Units and of the securities comprising the Units, including whether and under what circumstances those securities may be held or transferred separately; any provisions of any governing Unit Agreement that differ from those described below; and any provisions for the issuance, payment, settlement, transfer or exchange of the Units or of the securities comprising the Units. The provisions described in this section, as well as those described under “Description of Common Shares” and “Description of Warrants” will apply to each Unit and to any Common Share or Warrant included in each Unit, respectively.

Issuance in Series

The Company may issue Units in such amounts and in numerous distinct series as the Company may determine.

Enforceability of Rights by Holders of Units

Each Unit Agent will act solely as the Company’s agent under any applicable Unit Agreement and will not assume any obligation or relationship of agency or trust with any holder of any Unit. A single trust company may act as a Unit Agent for more than one series of Units. A Unit Agent will have no duty or responsibility in case of any default by us under any applicable Unit Agreement or Unit, including any duty or responsibility to initiate any proceedings at law or otherwise, or to make any demand upon us. Any holder of a Unit may, without the consent of any related Unit Agent or the holder of any other Unit, enforce by appropriate legal action its rights as holder under any security included in the Unit. The Company, any Unit Agents, and any of the Company’s or their agents may treat the registered holder of any Unit certificate as an absolute owner of the Units evidenced by that certificate for any purpose and as the person entitled to exercise the rights attaching to the Units so requested, despite any notice to the contrary.

DENOMINATIONS, REGISTRATION AND TRANSFER

The Securities will be issued in fully registered form without coupons attached in either global or definitive form and in denominations and integral multiples as set out in the applicable Prospectus Supplement. Other than in the case of book-entry-only Securities, Securities may be presented for registration of transfer (with the form of transfer endorsed thereon duly executed) in the city specified for such purpose at the office of the registrar or transfer agent designated by the Company for such purpose with respect to any issue of Securities referred to in the Prospectus Supplement. No service charge will be made for any transfer, conversion or exchange of the Securities but the Company may require payment of a sum to cover any transfer tax or other governmental charge payable in connection therewith. Such transfer, conversion or exchange will be effected upon such registrar or transfer agent being satisfied with the documents of title and the identity of the person making the request. If a Prospectus Supplement refers to any registrar or transfer agent designated by the Company with respect to any issue of Securities, the Company may at any time rescind the designation of any such registrar or transfer agent and appoint another in its place or approve any change in the location through which such registrar or transfer agent acts.

In the case of book-entry-only Securities, a global certificate or certificates representing the Securities will be held by a designated depositary for its participants. The Securities must be purchased or transferred through such participants, which includes securities brokers and dealers, banks and trust companies. The depositary will establish and maintain book-entry accounts for its participants acting on behalf of holders of the Securities. The interests of such holders of Securities will be represented by entries in the records maintained by the participants. Holders of Securities issued in book-entry-only form will not be entitled to receive a certificate or other instrument evidencing their ownership thereof, except in limited circumstances. Each holder will receive a customer confirmation of purchase from the participants from which the Securities are purchased in accordance with the practices and procedures of that participant

PLAN OF DISTRIBUTION

The Company may sell the Securities to or through underwriters or dealers, and also may sell Securities to one or more other purchasers directly or through agents, including sales pursuant to ordinary brokerage transactions and transactions in which a broker-dealer solicits purchasers. Underwriters may sell Securities to or through dealers. Each Prospectus Supplement will set forth the terms of the offering, including the name or names of any underwriters, dealers or agents and any fees or compensation payable to them in connection with the offering and sale of a particular series or issue of Securities, the public offering price or prices of the Securities and the proceeds to the Company from the sale of the Securities.

The Securities may be sold, from time to time in one or more transactions at a fixed price or prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices, including sales in transactions that are deemed to be “at-the-market distributions” as defined in National Instrument 44-102—Shelf Distributions, including sales made directly on the TSX, NYSE MKT or other existing trading markets for the Securities. The prices at which the Securities may be offered may vary as between purchasers and during the period of distribution. If, in connection with the offering of Securities at a fixed price or prices, the underwriters have made a bona fide effort to sell all of the Securities at the initial offering price fixed in the applicable Prospectus Supplement, the public offering price may be decreased and thereafter further changed, from time to time, to an amount not greater than the initial public offering price fixed in such Prospectus Supplement, in which case the compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Securities is less than the gross proceeds paid by the underwriters to the Company.

Underwriters, dealers and agents who participate in the distribution of the Securities may be entitled under agreements to be entered into with the Company to indemnification by the Company against certain liabilities, including liabilities under the U.S. Securities Act and Canadian securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. Such underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for, the Company in the ordinary course of business.

In connection with any offering of Securities, other than an “at-the-market distribution”, the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

Unless otherwise specified in the applicable Prospectus Supplement, the Company does not intend to list any of the Securities other than the Common Shares on any securities exchange. Any underwriters, dealers or agents to or through which Securities other than the Common Shares are sold by the Company for public offering and sale may make a market in such Securities, but such underwriters, dealers or agents will not be obligated to do so and may discontinue any such market making at any time and without notice. No assurance can be given that a market for trading in Securities of any series or issue will develop or as to the liquidity of any such market, whether or not the Securities are listed on a securities exchange.

PRIOR SALES

The following table sets out details of all Common Shares issued by the Company during the 12 months prior to the date of this Prospectus.

		Price per
	Number of	Common Share
Date	Common Shares	(Cdn $)	Reason for issuance
January 8, 2014	4,000	0.45	Option Exercise
January 22, 2014	5,000	0.70	Option Exercise
January 23, 2014	25,000	0.45	Option Exercise
January 24, 2014	5,000	0.45	Option Exercise
January 29, 2014	70,000	0.45	Option Exercise
February 3, 2014	150,000	0.45	Option Exercise
February 6, 2014	25,000	0.45	Option Exercise
February 7, 2014	75,000	0.45	Option Exercise
February 10, 2014	25,000	0.45	Option Exercise
February 14, 2014	3,333	0.92	Option Exercise
February 18, 2014	8,333	0.75	Option Exercise
February 19, 2014	3,333	0.75	Option Exercise
February 21, 2014	68,331	0.96	Option Exercise
February 25, 2014	28,999	0.96	Option Exercise
February 26, 2014	13,333	0.96	Option Exercise
April 14, 2014	50,000	0.70	Option Exercise
April 17, 2014	8,333	0.75	Option Exercise
June 17, 2014	46,133	0.96	Option Exercise
June 18, 2014	37,200	0.96	Option Exercise
June 23, 2014	16,666	0.70	Option Exercise
June 24, 2014	6,667	0.96	Option Exercise
June 25, 2014	18,333	0.96	Option Exercise
June 27, 2014	13,333	0.96	Option Exercise
June 30, 2014	21,666	0.70	Option Exercise
July 7, 2014	16,666	0.70	Option Exercise
July 11, 2014	26,666	0.70	Option Exercise
July 14, 2014	55,000	0.96	Option Exercise
July 18, 2014	20,000	0.70	Option Exercise
August 28, 2014	25,000	0.70	Option Exercise
August 29, 2014	50,000	0.70	Option Exercise
September 3, 2014	100,000	0.70	Option Exercise
September 5, 2014	100,000	0.70	Option Exercise

The following table sets out details of all securities convertible or exercisable into Common Shares that were issued or granted by the Company during the 12 months prior to the date of this Prospectus.

		Number of Common	Exercise or conversion
		Shares issuable upon	price per Common Share
Date	Type of Security Issued	exercise or conversion	(Cdn $)
November 12, 2013	Stock Options	235,000	0.75
June 27, 2014	Stock Options	3,713,250	1.31

TRADING PRICE AND VOLUME

The Common Shares are listed for trading on the TSX under the symbol “GPR” and on the NYSE MKT under the symbol “GPL”.

The following table sets forth the closing price range and trading volumes of the Common Shares on the TSX for the periods indicated.

Month	High (Cdn.$)	Low (Cdn.$)	Volume
May 2013	1.04	0.76	2,935,732
June 2013	1.00	0.70	1,533,170
July 2013	0.98	0.74	1,540,954
August 2013	1.29	0.84	3,360,627
September 2013	1.19	0.88	2,828,694
October 2013	0.96	0.82	2,041,324
November 2013	0.86	0.73	1,220,479
December 2013	0.77	0.72	1,013,163
January 2014	0.99	0.76	1,867,914
February 2014	1.45	0.87	3,939,342
March 2014	1.48	1.11	2,674,961
April 2014	1.22	1.01	1,255,281
May 2014	1.19	0.96	1,162,452
June 2014	1.43	1.04	2,124,235
July 2014	1.59	1.26	3,104,832
August 2014	1.46	1.26	1,347,941
September 2014	1.37	1.13	1,716,363

The following table sets forth the closing price range and trading volumes of the Common Shares on NYSE MKT for the periods indicated.

Month	High (U.S.$)	Low (U.S.$)	Volume
May 2013	1.04	0.74	11,773,898
June 2013	1.00	0.65	9,650,620
July 2013	0.94	0.69	7,582,044
August 2013	1.21	0.82	16,477,679
September 2013	1.14	0.85	11,278,225
October 2013	0.93	0.79	9,001,827
November 2013	0.83	0.69	8,594,547
December 2013	0.75	0.67	8,987,635
January 2014	0.90	0.70	12,795,764
February 2014	1.32	0.78	24,359,782
March 2014	1.34	1.00	22,114,754
April 2014	1.12	0.92	10,309,490
May 2014	1.08	0.89	7,175,864
June 2014	1.32	0.95	15,672,583
July 2014	1.47	1.17	20,623,768
August 2014	1.33	1.15	7,616,495
September 2014	1.25	1.02	15,874,995

CERTAIN INCOME TAX CONSIDERATIONS

The applicable Prospectus Supplement will describe certain Canadian federal income tax consequences to investors described therein of acquiring Securities.

The applicable Prospectus Supplement will also describe certain United States federal income tax consequences of the acquisition, ownership and disposition of Securities by an initial investor who is a “U.S. person” (within the meaning of the United States Internal Revenue Code), if applicable, including, to the extent applicable, any such consequences relating to Securities payable in a currency other than the United States dollar, issued at an original issue discount for United States federal income tax purposes or other special terms.

LEGAL MATTERS

Certain legal matters in connection with the Securities offered hereby will be passed upon on behalf of the Company by McMillan LLP with respect to Canadian legal matters and with respect to certain United States legal matters.

INTEREST OF EXPERTS

The following are the names of each person or company who has prepared or certified a report, valuation, statement or opinion in this Prospectus, either directly or in a document incorporated by reference, and whose profession or business gives authority to the report, valuation, statement or opinion made by the person or company:

•	McMillan LLP is the Company’s counsel with respect to Canadian and United States legal matters herein.

•	KPMG LLP is the external auditor of the Company and reported on the Company’s audited financial statements for the years ended December 31, 2013 and 2012 filed on SEDAR.

•

Robert Brown, P. Eng. Vice President, Exploration of the Company, reviewed and approved the technical information contained in this prospectus and in the documents in corporate by reference. Mr. Brown is also the author of the 2014 Guanajuato Mine Complex Technical Report entitled “NI 43-101 Technical Report on the Guanajuato Mine Complex Claims and Mineral Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and El Horcon Project, as of July 31, 2014” dated August 16, 2014 with an effective date of July 31, 2014, and a co-author of the 2014 Topia Mine Technical Report, entitled “NI 43-101 Report on the Topia Mine Mineral Resource Estimation, as of November 30th, 2013” dated May 9, 2014 with an effective date of November 30, 2014. Mr. Brown is Vice President, Exploration of the Company and holds securities of the Company as set forth under the heading “Directors and Officers” of the Company’s AIF.

•	Linda Sprigg, RPGeo AIG, of Octree Consulting Pty Ltd., is a co-author of the 2014 Topia Mine Technical Report.

To the Company’s knowledge, each of the aforementioned firms or persons held less than 1% of the outstanding securities of the Company or of any associate or affiliate of the Company when they prepared the reports referred to above or following the preparation of such reports. None of the aforementioned firms or persons received any direct or indirect interest in any securities of the Company or of any associate or affiliate of the Company in connection with the preparation of such reports. Other than Robert F. Brown, Vice President, Exploration of the Company, and based on information provided by the relevant persons, none of the aforementioned firms or persons, nor any directors, officers or employees of such firms, are currently expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associate or affiliate of the Company.

The Company’s auditors, KPMG LLP, are independent within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia and within the meaning of the United States Securities Exchange Act of 1934 and the applicable rules and regulations thereunder adopted by the U.S. Securities and Exchange Commission and the Public Company Accounting Oversight Board (United States).

RISK FACTORS

Investing in securities of the Company involves a significant degree of risk and must be considered speculative due to the high-risk nature of the Company’s business. Investors should carefully consider the information included or incorporated herein by reference in this Prospectus (including subsequently filed documents incorporated by reference) and the Company’s historical consolidated financial statements and related notes thereto before making an investment decision concerning the Securities. There are various risks that could have a material adverse effect on, among other things, the operating results, earnings, properties, business and condition (financial or otherwise) of the Company. These risk factors, together with all of the other information included, or incorporated by reference in this Prospectus, including information contained in the section entitled “Cautionary Note Regarding Forward-Looking Statements” should be carefully reviewed and considered before a decision to invest in the Securities is made. Additional risks and uncertainties not currently known to the Company, or that the Company currently deems immaterial, may also materially and adversely affect its business. In addition, risks relating to a particular offering of Securities will be set out in a Prospectus Supplement relating to such offering.

Metals and Mineral Prices Are Subject to Dramatic and Unpredictable Fluctuations

The market price of precious metals and other minerals is volatile and cannot be controlled. If the price of precious metals and other minerals should drop significantly, the economic prospects of the Company’s operating mines and projects could be significantly reduced or rendered uneconomic. There is no assurance that even if commercial quantities of ore are discovered, a profitable market may exist for the sale of same. Mineral prices have fluctuated widely, particularly in recent years. The marketability of minerals is also affected by numerous other factors beyond the control of the Company, including government regulations relating to royalties, allowable production and importing and exporting of minerals, the effect of which cannot be accurately predicted.

The Company has not entered into any hedging arrangements for any of its metal and mineral production, with the exception of some past arrangements to hedge prices for its metal and zinc production.

Current Global Financial Conditions

In recent years, global financial markets have experienced increased volatility and global financial conditions have been subject to increased instability. These had a profound impact on the global economy. Many industries, including the mining sector, were impacted by these market conditions. Some of the key impacts of financial market turmoil include contraction in credit markets resulting in a widening of credit risk, devaluations and high volatility in global equity, commodity, foreign exchange and precious metal markets and a lack of market liquidity. Access to financing for mining companies continues to be negatively impacted by liquidity constraints. These factors may impact the ability of the Company to obtain equity or debt financing and, if available, to obtain such financing on terms favourable to the Company. If these increased levels of volatility and market turmoil continue, the Company’s operations and planned growth could be adversely impacted and the trading price of the securities of the Company may be adversely affected.

Inaccuracies in Production and Cost Estimates

The Company prepares estimates of future production and future production costs for particular operations. No assurance can be given that these estimates will be achieved. Production and cost estimates are based on, among other things, the following: the accuracy of Mineral Resource estimates; the accuracy of assumptions regarding ground conditions and physical characteristics of mineralization, equipment and mechanical availability, labour, and the accuracy of estimated rates and costs of mining and processing. Actual production and costs may vary from estimates for a variety of reasons, including actual mineralization mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics, short-term operating factors relating to the Mineral Resources, such as the need for sequential development of mineralized zones and the processing of new or different grades of mineralization; and the risks and hazards associated with mining described below under “Mining and Mineral Exploration Have Substantial Operational Risks”. In addition, there can be no assurance that silver recoveries or other metal recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production, or that the existing known and experienced recoveries will continue. Costs of production may also be affected by a variety of factors, including: variability in grade or dilution, metallurgy, labour costs, costs of supplies and services (such as, fuel and power), general inflationary pressures and currency exchange rates. Failure to achieve production or cost estimates, or increases in costs, could have an adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition.

Uncertainty Regarding Resource Estimates

Only mineral resources have been determined for certain of the Company’s properties, and no estimate of reserves on any property has been completed. Resource estimates are based on interpretation and assumptions and may yield less mineral production under actual conditions than is currently estimated. In making determinations about whether to advance any projects to development, the Company must rely upon estimated calculations as to the mineral resources and grades of mineralization on its properties. Until mineralized zones are actually mined and processed, mineral resources and grades of mineralization must be considered as estimates only. These estimates are imprecise and depend upon geological interpretation and statistical inferences drawn from drilling and sampling which may prove to be unreliable. The Company cannot assure that:

•	Resource or other mineralization estimates will be accurate; or

•	Mineralization can be mined or processed profitably.

Any material changes in mineral resource estimates and grades of mineralization will affect the economic viability of a mine or a project and its return on capital. The Company’s resource estimates have been determined and valued based on assumed future prices, cut-off grades and operating costs that may prove to be inaccurate. Extended declines in market prices for silver, gold, zinc and lead may render portions of the Company’s mineralization uneconomic and result in reduced reported mineral resources.

Any material reductions in estimates of mineral resources, or of the Company’s ability to extract such mineral resources, could have a material adverse effect on the Company’s results of operations or financial condition. The Company cannot assure that mineral recovery rates achieved in small scale tests will be duplicated in large scale tests under on-site conditions or in production scale.

No Reserves

There are no current estimates of mineral reserves at either the Topia Mine or the Guanajuato Mine Complex. The Company made production decisions to enter into production at the Topia Mine, the Guanajuato Mine and the San Ignacio Mine without having completed final feasibility studies. Accordingly, the Company did not base its production decisions on any feasibility studies of mineral reserves demonstrating economic and technical viability of the mines. As a result, there may be increased uncertainty and risks of achieving any particular level of recovery of minerals from the Company’s mines or the costs of such recovery. As the Company’s mines do not have established reserves, the Company faces higher risks that anticipated rates of production and production costs will be achieved, each of which risks could have a material adverse impact on the Company’s ability to continue to generate anticipated revenues and cash flows to fund operations from and ultimately achieve profitable operations.

Sufficiency of Current Capital and Ability to Obtain Financing

The further exploitation, development and exploration of mineral properties in which the Company holds interests or which the Company acquires may depend upon its ability to obtain financing through equity financing or debt financing, joint ventures or other means. There is no assurance that the Company will be successful in obtaining required financing as and when needed. Volatile precious metals markets may make it difficult or impossible for the Company to obtain financing on favourable terms, or at all.

As at June 30, 2014, the Company had $18 million of cash and short term investments, and for the year ended December 31, 2013, the Company generated positive cash-flow from operations. While the Company considers that it has sufficient capital to support its current operating requirements based on its current capital resources and cash flows from ongoing operations, there is a risk that commodity prices decline or other factors may result that the Company will be unable to continue generating sufficient cash flows to sustain operations or that it will be unable to fund planned capital projects, including expansions and potential acquisitions. In addition, the Company may require additional capital if the costs of its capital projects are materially greater than the Company’s projections. There is no assurance that the Company will be able to obtain additional capital when required. Failure to obtain additional financing on a timely basis may cause the Company to postpone acquisitions, expansion, development and exploration plans, or even suspend operations.

Mining and Mineral Exploration Have Substantial Operational Risks

Mining and mineral exploration involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. These risks include but are not limited to:

•	major or catastrophic equipment failures;

•	mine failures and slope failures;

•	ground fall and cave-ins;

•	deleterious elements materializing in the mined resources;

•	environmental hazards;

•	industrial accidents and explosions;

•	encountering unusual or unexpected geological formations;

•	labour shortages or strikes;

•	civil disobedience and protests; and

•	natural phenomena such as inclement weather conditions, floods, droughts, rock slides and earthquakes.

These occurrences could result in environmental damage and liabilities, work stoppages and delayed production, increased production costs, damage to, or destruction of, mineral properties or production facilities, personal injury or death, asset write-downs, monetary losses and other liabilities. The nature of these risks is such that liabilities could exceed policy limits of the Company’s insurance coverage, in which case the Company could incur significant costs that could prevent profitable operations.

Political Risk and Government Regulations

The Company’s mining, exploration and development activities are in Mexico and are subject to national and local laws and regulations, governing prospects, taxes, labour standards, occupational health, land use, environmental protection, mine safety and others which currently or in the future may have a substantial adverse impact on the Company. In order to comply with applicable laws, the Company may be required to make significant capital expenditures. Existing and possible future environmental legislation, regulation and action could cause additional expense, capital expenditures, restriction and delays in the activities of the Company, the extent of which cannot be reasonably predicted. Violators may be required to compensate those suffering loss or damage by reason of the Company’s mining activities and may be fined if convicted of an offence under such legislation.

Mining and exploration activities in Mexico may be affected in varying degrees by political instabilities and government regulations relating to the mining industry. Any changes in regulations or shifts in political conditions are beyond the Company’s control and may adversely affect the business. Operations may also be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, environmental legislation and mine safety. The status of Mexico as a developing country may make it more difficult for the Company to obtain any required financing for projects. The effect of all these factors cannot be accurately predicted. Notwithstanding the progress achieved in restructuring Mexican political institutions and revitalizing its economy, the present administration, or any successor government, may not be able to sustain the progress achieved. The Company does not carry political risk insurance.

Mexican Foreign Investment and Income Tax Laws

Under the Foreign Investment Law of Mexico, there is no limitation on foreign capital participation in mining operations; however, the applicable laws may change in a way which may adversely impact the Company and its ability to repatriate profits. Under Mexican Income Tax Law, dividends are subject to a withholding tax. Corporations with their tax residence in Mexico are taxed on their worldwide income. Mexico levies a value added tax, known as the IVA, which is an indirect tax levied on the value added to goods and services, and it is imposed on corporations that carry out activities within Mexican territory.

During 2013, the Mexico Senate passed tax reform legislation, effective January 1, 2014. The tax reform includes an increase in the corporate tax rate to 30% from 28%, the introduction of a special mining royalty of 7.5% on the profits derived from the sale of minerals, and, the introduction of an extraordinary mining royalty of 0.5% on the gross income derived from the sale of gold, silver and platinum. These changes are expected to have a material impact on the Company’s future earnings and cash flows, and possibly on future capital investment decisions.

Factors beyond the Company’s Control

There are a number of factors beyond the Company’s control. These factors include, but are not limited to, changes in government regulation, political changes, high levels of volatility in market prices, availability of markets, availability of adequate transportation and smelting facilities, availability of capital, environmental factors and catastrophic risks, and amendments to existing taxes and royalties. These factors and their effects cannot be accurately predicted.

Environmental and Health and Safety Risks

The Company’s operations are subject to environmental regulations promulgated by government agencies from time to time. There is no assurance that environmental regulations will not change in a manner that could have an adverse effect on the Company’s financial condition, liquidity or results of operations, and a breach of any such regulation may result in the imposition of fines and penalties.

Environmental legislation is constantly expanding and evolving in ways that impose stricter standards and more rigorous enforcement, with higher fines and more severe penalties for non-compliance, and increased scrutiny of proposed projects. There is an increased level of responsibility for companies, and trends towards criminal liability for officers and directors for violations of environmental laws, whether inadvertent or not. The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of the Company’s operations.

The pursuit of commercial production of the Company’s mineral claims may be subject to an environmental review process under environmental assessment legislation. Compliance with an environmental review process may be costly and may delay commercial production. Furthermore, there is the possibility that the Company would not be able to proceed with commercial production upon completion of the environmental review process if government authorities do not approve the proposed mine, or if the costs of compliance with government regulation adversely affect the commercial viability of the proposed mine.

The development and operation of a mine involves significant risks to personnel from accidents or catastrophes such as fires, explosions or collapses. These risks could result in damage or destruction of mineral properties, production facilities, personal injury, environmental damage, mining delays, increased production costs, monetary losses and legal liability. The Company may not be able to obtain insurance to cover these risks at economically feasible premiums. Insurance against certain environmental risks, including potential liability for pollution and other hazards as a result of the disposal of waste products occurring from production, is not generally available to companies within the mining industry. The Company may be materially adversely affected if it incurs losses related to any significant events that are not covered by its insurance policies.

The Company has a comprehensive safety program in place, and safety meetings with employees and contractors are held on a regular basis to reinforce standards and practices. The Company also reviews its insurance coverage on an annual basis to maintain its adequacy and relevancy.

Risks Which Cannot Be Insured

The Company maintains appropriate insurance for liability and property damage; however, the Company may be subject to liability for hazards that cannot be insured against, which if such liabilities arise, could impact profitability and result in a decline in the value of the Company’s securities. The Company’s operations may involve the use of dangerous and hazardous substances; however, extensive measures are taken to prevent discharges of pollutants in the ground water and the environment. Although the Company will maintain appropriate insurance for liability and property damage in connection with its business, the Company may become subject to liability for hazards that cannot be insured against or which the Company may elect not to insure itself against due to high premium costs or other reasons. In the course of mining and exploration of mineral properties, certain risks and, in particular, unexpected or unusual geological operating conditions including rock bursts, cave-ins, fires, flooding and earthquakes, may occur. It is not always possible to fully insure against such risks and the Company may decide not to take out insurance against such risks as a result of high premiums or other reasons.

Risk of Secure Title or Property Interest

There can be no assurance that title to any property interest acquired by the Company or any of its subsidiaries is secured. Although the Company has taken reasonable precautions to ensure that legal title to its properties is properly documented, there can be no assurance that its property interests may not be challenged or impugned. Such property interests may be subject to prior unregistered agreements or transfers or other land claims, and title may be affected by undetected defects and adverse laws and regulations.

In the jurisdictions in which the Company operates, legal rights applicable to mining concessions are different and separate from legal rights applicable to surface lands; accordingly, title holders of mining concessions in such jurisdictions must agree with surface land owners on compensation in respect of mining activities conducted on such land.

Unauthorized Mining

The mining industry in Mexico is subject to incursions by illegal miners or “lupios” who gain unauthorized access to mines to steal ore mainly by manual mining methods. The Company has experienced such incursions including an incident in the first quarter of 2014 which resulted in both a significant financial loss to the Company and a material impact to the Company’s operations. In addition to the risk of losses and disruptions, these illegal miners pose a safety and security risk. The Company has taken security measures at its sites to address this issue and ensure the safety and security of its employees and contractors. These incursions and illegal mining activities can potentially compromise underground structures, equipment and operations, which may lead to production stoppages and impact the Company’s ability to meet production goals.

Commercialization Risk of Development and Exploration Stage Properties and Ability to Acquire Additional Commercially Mineable Mineral Rights

The Company’s primary mineral properties, Topia and Guanajuato, have been in the production stage for more than five years and have generated positive cash-flow from operations; however, the Company’s San Ignacio property is in the early stage of production, and its Santa Rosa and El Horcon projects are in the exploration stage, and the commercial viability of these projects cannot be assured at this time.

Mineral exploration involves a high degree of risk. There is no assurance that commercially viable quantities of ore will be discovered at the Company’s exploration sites, or that its exploration and development projects will be brought into commercial production.

Most exploration projects do not result in the discovery of commercially mineable ore deposits and no assurance can be given that any anticipated level of recovery of ore reserves will be realized or that any identified mineral deposit will ever qualify as a commercially mineable (or viable) ore body which can be legally and economically exploited. Estimates of reserves, resources, mineral deposits and production costs can also be affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions.

Material changes in commodity prices, mineral resources, grades, dilution or recovery rates may affect the economic viability of any project. The Company’s future growth and productivity will depend, in part, on the ability to identify and acquire additional commercially mineable mineral rights, and on the costs and results of continued exploration and potential development programs. Mineral exploration is highly speculative in nature and is frequently non-productive. Substantial expenditures are required to:

•	Establish mineral resources through drilling and metallurgical and other testing techniques;

•	Determine metal content and metallurgical recovery processes to extract metal from the ore; and

•	Construct, renovate or expand mining and processing facilities.

In addition, if potentially economic mineralization is discovered, it would take several years from the initial phases of exploration until production is possible. During this time, the economic feasibility of production may change. As a result of these uncertainties, there can be no assurance that the Company will successfully acquire additional commercially mineable (or viable) mineral rights.

Development projects have no operating history upon which to base estimates of future cash flow. Estimates of Proven and Probable Reserves, Measured and Indicated Resources, and Inferred Resources are, to a large extent, based upon detailed geological and engineering analysis. Further, Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. At this time, none of the Company’s properties have defined ore-bodies with Mineral Reserves. Due to the uncertainty of Inferred Mineral Resources, there is no assurance that Inferred Mineral Resources will be upgraded to either measured or indicated resources or to proven or probable mineral reserves as a result of continued exploration.

Because mines have limited lives, the Company must continually replace and expand its mineral resources as the Company’s mines produce metals. The life-of-mine estimates for the Company’s mines may not be correct. The ability of the Company to maintain or increase its annual production of metals and the Company’s future growth and productivity will be dependent in significant part on its ability to identify and acquire additional commercially mineable mineral rights, to bring new mines into production, to expand mineral resources at existing mines, and on the costs and results of continued exploration and potential development programs.

Fluctuations in the price of consumed commodities

Prices and availability of commodities consumed or used in connection with exploration, development and mining, such as natural gas, diesel, oil, electricity, cyanide and other re-agents fluctuate and affect the costs of production at the Company’s operations. These fluctuations can be unpredictable, can occur over short periods of time and may have a materially adverse impact on operating costs or the timing and costs of various projects.

Fluctuation in Foreign Currency Exchange Rates

The Company maintains bank accounts in Canadian dollars, U.S. dollars and Mexican pesos. The Company earns revenue in U.S. dollars while its costs are incurred in Canadian dollars, U.S. dollars and Mexican pesos. An appreciation in the Mexican peso and/or U.S. dollar against the Canadian dollar will increase operating and capital expenditures as reported in Canadian dollars. A decrease in the U.S. dollar against the Canadian dollar will reduce the Company’s revenues as reported in Canadian dollars and will also result in a loss to the Company to the extent that the Company holds funds in U.S. dollars. Similarly, a decrease in the Mexican peso against the Canadian dollar will result in a loss to the Company to the extent that the Company holds funds in Mexican pesos. The Company does not actively manage its foreign exchange risk with hedging instruments.

Dependency on Key Personnel

The Company’s success and viability depends, in large part, on its ability to attract and maintain qualified key management personnel. Competition for such personnel is intense, and may impact the ability to attract and retain such personnel in Canada and Mexico. The Company’s growth and viability has depended, and will continue to depend, on the efforts of key management personnel such as R.A. (Bob) Archer, President, Chief Executive Officer and director; Jim Zadra, Chief Financial Officer; Ali Soltani, Chief Operating Officer; and Robert F. Brown, Vice President, Exploration. The loss of any key management personnel may have a material adverse effect on the Company, its business and its financial position. The Company has contracts with these employees but does not have key-man life insurance.

Conflicts of Interest of Directors and Officers

Certain of the Company’s directors and officers may continue to be involved in a wide range of business activities through their direct and indirect participation in corporations, partnerships or joint ventures, some of which are in the same business as the Company. Situations may arise in connection with potential acquisitions and investments where the other interests of these directors and officers may conflict with the interests of the Company. The directors and officers of the Company are required by law to act in the best interests of the Company. They may have the same obligations to the other companies and entities for which they act as directors or officers. The discharge by the directors and officers of their obligations to the Company may result in a breach of their obligations to these other companies and entities and, in certain circumstances, this could expose the Company to liability to those companies and entities. Similarly, the discharge by the directors and officers of their obligations to these other companies and entities could result in a breach of their obligation to act in the best interests of the Company. Such conflicting legal obligations may expose the Company to liability to others and impair its ability to achieve its business objectives.

Concentration of Customers

The Company sells refined concentrates containing silver, gold, lead and zinc to metals traders and smelters. During the year-end December 31, 2013, three customers accounted for 99% of the Company’s revenues. The Company believes that a limited number of customers will continue to represent a significant portion of its total revenue. The Company does not consider itself economically dependent upon any single customer or combination of customers due to the existence of other potential metals traders or smelters capable of purchasing the Company’s supply. However, the Company could be subject to limited smelter availability and capacity, it could face the risk of a potential interruption of business from a third party beyond its control, or it may not be able to maintain its current significant customers or secure significant new customers on similar terms, any of which may have a material adverse effect on the Company’s business, financial condition, operating results and cash flows.

Transportation of Concentrate

The Company produces concentrates containing silver, gold and base metals. Concentrates are the product of the processing of ore mined by the Company in its processing plants. The concentrates are loaded onto road vehicles for transport to smelters in Mexico or to sea ports for export to smelters in foreign markets, such as Europe and Asia, where the metals are extracted. The geographic location of the Company’s operating mines in Mexico and trucking routes taken through the country to the smelters and ports for delivery, give rise to risks including concentrate theft, road blocks and terrorist attacks, losses caused by adverse weather conditions, delays in delivery of shipments, and environmental liabilities in the event of an accident or spill. There are indications that thefts are on the rise and the Company has taken additional steps to secure its concentrate, whether in storage or in transit. The Company has insurance coverage; however, recovery of the full market value may not always be possible. Despite these risk mitigation measures, there remains a continued risk that theft of concentrate may have a material impact on the Company’s financial results.

Acquisition Strategy

As part of Great Panther’s business strategy, the Company has made acquisitions in the past and continues to seek new acquisition opportunities in the Americas. The opportunities sought by the Company are operating mines, as well as exploration and development opportunities, with a primary focus on silver. As a result, the Company may from time to time acquire additional mineral properties or securities of issuers which hold mineral properties. In pursuit of such opportunities, the Company may fail to select appropriate acquisition candidates or negotiate acceptable arrangements, including arrangements to finance acquisitions or integrate the acquired businesses and their personnel into the Company, and may fail to assess the value, strengths, weaknesses, contingent and other liabilities and potential profitability of acquisition candidates, or to achieve identified and anticipated operating and financial synergies, and may incur unanticipated costs, diversion of management attention from existing businesses, the potential loss of the Company’s key employees or of those of the acquired business. The Company cannot assure that it can complete any acquisition or business arrangement that it pursues, or is pursuing, on favourable terms, or that any acquisitions or business arrangements completed will ultimately benefit the Company. Acquisitions may involve a number of special risks, circumstances or legal liabilities. These and other risks related to acquiring and operating acquired properties and companies could have a material adverse effect on the Company’s results of operations and financial condition. Further, to acquire properties and companies, the Company may be required to use available cash, incur debt, issue additional securities or a combination of any one or more of these. This could affect the Company’s future flexibility and ability to raise capital, to operate, explore and develop its properties and could dilute existing shareholders and decrease the price of the common shares of the Company. There may be no right for the Company’s shareholders to evaluate the merits or risks of any future acquisition undertaken by the Company, except as required by applicable laws and regulations.

Community Relations and Social License to Operate

The Company’s relationship with the communities in which it operates is critical to ensure the future success of its existing operations and the construction and development of its projects. While the Company’s relationships with the communities in which it operates are believed to be strong, there is an increasing level of public concern relating to the perceived effect of mining activities on the environment and on communities impacted by such activities. Certain non-governmental organizations (“NGOs”), some of which oppose globalization and resource development, are often vocal critics of the mining industry and its practices. Adverse publicity generated by such NGOs or others related to extractive industries generally, or its operations specifically, could have an adverse effect on the Company’s reputation or financial condition and may impact its relationship with the communities in which it operates. While the Company believes that it operates in a socially responsible manner, there is no guarantee that the Company’s efforts in this respect will mitigate this potential risk.

Volatility of Share Price

Trading prices of Great Panther’s shares may fluctuate in response to a number of factors, many of which are beyond the control of the Company. In addition, the stock market in general, and the market for gold and silver companies in particular, has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of such companies. These broad market and industry factors may adversely affect the market price of the Company’s shares, regardless of operating performance.

In the past, following periods of volatility in the market price of a company’s securities, securities class-action litigation has often been instituted. Such litigation, if instituted, could result in substantial costs and a diversion of management’s attention and resources.

Substantial Decommissioning and Reclamation Costs

The Company reviews and reassesses its reclamation obligations at each of its mines based on updated mine life estimates, rehabilitation and closure plans. As at June 30, 2014, the Company had recorded a liability of $2.5 million on its Statement of Financial Position for the estimated cost of future reclamation and remediation associated with the expected retirement of its mineral properties, plant, and equipment. The present value of these reclamation liabilities may be subject to change based on management’s current and future estimates, changes in the remediation technology or changes to applicable laws and regulations. Such changes will be recorded in the accounts of the Company as they occur.

The costs of performing the decommissioning and reclamation must be funded by the Company’s operations. These costs can be significant and are subject to change. The Company cannot predict what level of decommissioning and reclamation may be required in the future by regulators. If the Company is required to comply with significant additional regulations or if the actual cost of future decommissioning and reclamation is significantly higher than current estimates, this could have an adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition.

Officers and Directors Are Indemnified Against All Costs, Charges and Expenses Incurred By Them

The Company’s articles contain provisions limiting the liability of its officers and directors for all acts, receipts, neglects or defaults of themselves and all of the other officers or directors for any other loss, damage or expense incurred by the Company which happen in the execution of the duties of such officers or directors, as do indemnification agreements between the directors and officers and the Company. Such limitations on liability may reduce the likelihood of derivative litigation against the Company’s officers and directors and may discourage or deter shareholders from suing the officers and directors based upon breaches of their duties to the Company, though such an action, if successful, might otherwise benefit the Company and its shareholders.

Enforcement of Legal Actions or Suits

It may be difficult to enforce suits against the Company or its directors and officers. The Company is organized and governed under the laws of under the Business Corporations Act of British Columbia, Canada and is headquartered in this jurisdiction. Primarily all of the Company’s directors and officers are residents of Canada, and all of the Company’s assets are located outside of the United States. Consequently, it may be difficult for United States investors to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the United States Securities Exchange Act of 1934, as amended. There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons predicated solely upon such civil liabilities.

Dilution of Shareholders’ Interests as a Result of Issuance of Incentive Stock Options to Employees, Directors, Officers and Consultants

The Company has granted, and in the future may grant, to directors, officers, insiders, employees, and consultants, options to purchase common shares as non-cash incentives to those persons. Such options have been, and may in future be, granted at exercise prices equal to market prices, or at prices as allowable under the policies of the TSX. The issuance of additional shares will cause existing shareholders to experience dilution of their ownership interests. As at June 30, 2014, there are outstanding share options exercisable into 9,486,191 common shares which, if exercised, would represent approximately 7% of the Company’s issued and outstanding shares. If all of these share options are exercised and issued, such issuance will also cause a reduction in the proportionate ownership and voting power of all other shareholders. The dilution may result in a decline in the market price of the Company’s shares.

Dilution of Shareholders’ Interests as a Result of Issuances of Additional Shares

Depending on the outcome of the Company’s exploration programs and mining operations, the Company may issue additional shares to finance additional programs and mining operations or to acquire additional properties. In the event that the Company is required to issue additional shares or decides to enter into joint ventures with other parties in order to raise financing through the sale of equity securities, investors’ interests in the Company will be diluted and investors may suffer dilution in their net book value per share depending on the price at which such securities are sold.

Trading of the Company’s Shares May Be Restricted by the SEC's “Penny Stock” Regulations Which May Limit a Stockholder’s Ability to Buy and Sell the Shares.

The U.S. Securities and Exchange Commission has adopted regulations which generally define “penny stock” to be any equity security that has a market price (as defined) less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. The Company’s securities are covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and “accredited investors” (as defined). The penny stock rules require a broker-dealer to provide very specific disclosure to a customer who wishes to purchase a penny stock, prior to the purchase. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the stock that is subject to these penny stock rules. Consequently, these penny stock rules may affect the ability of broker-dealers to trade the Company’s securities.

The Company Does Not Expect to Declare or Pay Any Dividends.

The Company has not declared or paid any dividends on its common stock since inception, and does not anticipate paying any such dividends for the foreseeable future.

Credit and Counterparty Risk

Credit risk is the risk of financial loss if a customer or counterparty fails to meet its contractual obligations. The Company’s credit risk relates primarily to cash and cash equivalents, trade receivables in the ordinary course of business, and value added tax refunds primarily due from the Mexico taxation authorities, and other receivables. The Company sells and receives payment upon delivery of its concentrates primarily through international organizations. These are generally large and established organizations with good credit ratings. Payments of receivables are scheduled, routine and received within the specific terms of the contract. If a customer or counterparty does not meet its contractual obligations, or if they become insolvent, the Company may incur losses for products already shipped and be forced to sell greater volumes of concentrate than intended in the spot market, or there may be no market for the concentrates, and the Company’s future operating results may be materially adversely impacted as a result.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they arise. The Company has a planning and budgeting process in place to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansion plans. As at June 30, 2014, the Company had net working capital (current assets in excess of current liabilities) of $34.2 million and no long-term debt. The Company believes it has sufficient cash to meet operating requirements as they arise for at least the next 12 months, but there can be no assurance that a sudden significant decrease in silver prices, or unforeseen liability, or other matter affecting the operations of the business might arise which will have a material impact on the Company’s sufficiency of cash reserves to meet operating requirements.

Internal Control over Financial Reporting

The Company documented and tested its internal control procedures during its most recent fiscal year in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act (“SOX”). SOX requires an annual assessment by management and an independent assessment by the Company’s independent auditors of the effectiveness of the Company’s internal control over financial reporting. For the year ended December 31, 2013, the Company qualified as an “emerging growth company” under the United States Securities Exchange Act of 1934 and therefore is eligible to forego the requirements for independent assessment of its internal control procedures under SOX. The Company has undertaken an independent assessment of its internal control procedures under SOX for the year ended December 31, 2013 by its independent auditors, but to the extent it retains its “emerging growth company” status, may not do so in future periods.

The Company may fail to achieve and maintain the adequacy of its internal control over financial reporting as such standards are modified, supplemented, or amended from time to time, and the Company may not be able to ensure that it can conclude on an ongoing basis that it has effective internal controls over financial reporting in accordance with Section 404 of SOX. The Company’s failure to satisfy the requirements of Section 404 of SOX on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm the Company’s business and negatively impact the trading price of its common shares. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company’s operating results or cause it to fail to meet its reporting obligations. There can be no assurance that the Company will be able to remediate material weaknesses, if any, identified in future periods, or maintain all of the controls necessary for continued compliance, and there can be no assurance that the Company will be able to retain sufficient skilled finance and accounting personnel, especially in light of the increased demand for such personnel among publicly traded companies. Future acquisitions of companies may provide the Company with challenges in implementing the required processes, procedures and controls in its acquired operations. Acquired companies may not have disclosure controls and procedures or internal control over financial reporting that are as thorough or effective as those required by the securities laws currently applicable to the Company.

No evaluation can provide complete assurance that the Company’s internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be reported. The effectiveness of the Company’s controls and procedures could also be limited by simple errors or faulty judgment. The challenges involved in implementing appropriate internal controls over financial reporting will likely increase with the Company’s plans for ongoing development of its business and this will require that the Company continues to improve its internal controls over financial reporting. Although the Company intends to devote substantial time and incur costs, as necessary, to ensure ongoing compliance, the Company cannot be certain that it will be successful in complying with Section 404 of SOX.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus from documents filed with securities commissions or similar authorities in Canada, which have also been filed with, or furnished to, the SEC. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of the Company at Suite 800, 333 Seymour Street, Vancouver, British Columbia V6B 5A6, telephone: (604) 608-1766. These documents are also available through the internet on SEDAR (www.sedar.com) and on EDGAR (accessed at www.sec.gov).

The following documents of the Company, filed with the securities regulatory authorities in the jurisdictions in Canada in which the Company is a reporting issuer, are specifically incorporated by reference into, and form an integral part of, this Prospectus:

1.	the annual information form of the Company dated March 10, 2014 for the year ended December 31, 2013, filed March 10, 2014;

2.	the audited comparative annual consolidated financial statements of the Company for the years ended December 31, 2013 and 2012 and the auditor’s report thereon, filed March 10, 2014;

3.	the management’s discussion and analysis of financial condition and results of operations of the Company for the year ended December 31, 2013, filed March 10, 2014;

4.	the unaudited interim consolidated financial statements of the Company for the three and six months ended June 30, 2014 and the notes thereto, filed August 6, 2014;

5.	the management’s discussion and analysis of financial condition and results of operations of the Company for the three and six months ended June 30, 2014, filed August 6, 2014;

6.	the information circular dated May 6, 2014 with respect to the Company’s annual general meeting of shareholders held on June 26, 2014, filed May 22, 2014;

7.	the material change report of the Company dated March 17, 2014 filed in respect of the Company’s announcement on March 5, 2014 regarding incidents at the Guanajuato Mine Complex;

8.	the material change report of the Company dated March 17, 2014 filed in respect of the Company’s announcement on March 10, 2014 regarding developments at the Guanajuato Mine Complex;

9.
the material change report of the Company dated March 17, 2014 filed in respect of the Company’s announcement that as of March 14, 2014 the Company had regained possession of its administrative building and plant facilities at the Guanajuato Mine Complex;

10.
the material change report of the Company dated March 17, 2014 filed in respect of the Company’s announcement that as of March 17, 2014 the Company had resumed full operations at the Guanajuato Mine Complex; and

11.	the material change report of the Company dated August 18, 2014 announcing the appointment of Ali Soltani as the Chief Operating Officer of the Company.

All documents of the type referred to in section 11.1 of Form 44-101F1 of National Instrument 44-101—Short Form Prospectus Distributions filed by the Company with the securities commissions or similar regulatory authorities in the applicable provinces of Canada after the date of this Prospectus, and before the termination of the Offering, are deemed to be incorporated by reference into this Prospectus.

Any document filed by the Company with the SEC and any Report of Foreign Private Issuer on Form 6-K furnished to the SEC pursuant to the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), after the date of this Prospectus shall also be deemed to be incorporated by reference into this Prospectus (in the case of any Report on Form 6-K, if and to the extent provided in such document).

Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference in this Prospectus shall be deemed to be modified or superseded for the purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that contains the statement that it modifies or supersedes. The making of such a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this Prospectus, except as so modified or superseded.

Specifically, the information included in the following sections of our AIF has been superseded by the information presented in this Prospectus above under the headings noted below:

AIF Disclosure	Location of Updated Disclosure in this Prospectus
Description of Business – Primary Mining Properties – Topia Mine	The Company and its Business – Material Developments since March 10, 2014 – Topia Mine
• Exploration	• Exploration
• Drilling	• Drilling
• Mineral Resource Estimates	• Updated Topia Mine Resource Estimate
Description of Business – Primary Mining Properties – Guanajuato Mine:	The Company and its Business – Material Developments since March 10, 2014 – Guanajuato Mine Complex
• Mineral Resource Estimates	• Guanajuato Mine – Resource Estimate
Description of Business – Development Property – San Ignacio Project	The Company and its Business – Material Developments since March 10, 2014 – Guanajuato Mine Complex

•	History	•	San Ignacio – History

•	Exploration	•	San Ignacio – Exploration

•	Drilling	•	San Ignacio – Drilling

•	Mineral Resource Estimates	•	San Ignacio – Updated Resource Estimate

•	Mining Operations	•	San Ignacio – Mining Methods, Recovery Methods and Project Infrastructure

The updated information is derived from the following technical reports:

  2014 Guanajuato Mine Complex Technical Report: “NI 43-101 Technical Report on the Guanajuato Mine Complex Claims and Mineral Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and El Horcon Project” prepared by Robert F. Brown, P. Eng, Vice President, Exploration of the Company, effective July 31, 2014, and

  2014 Topia Mine Technical Report: “NI 43-101 Report on the Topia Mine Mineral Resource Estimation, as of November 30th, 2013” dated May 9, 2014 with an effective date of November 30, 2013, prepared by Robert F. Brown, P. Eng., Vice President, Exploration, of the Company, and Linda Sprigg, RPGeo AIG, of Octree Consulting Pty. Ltd.

As a result of delivery and filing of the 2014 Guanajuato Mine Complex Technical Report and the 2014 Topia Mine Technical Report in 2014 following the filing of the AIF on which the updated information is based, the Company is no longer relying on the following technical reports that are referenced in the AIF:

  Guanajuato Mine Complex: “NI43-101 Report on the Guanajuato Mine Complex Mineral Resource Estimation for the Guanajuatito, Valenciana, Cata, Los Pozos, Santa Margarita Zones, San Cayetano and Promontorio Zones, effective as of July 31, 2013”,

  Topia Mine: “Technical Report on the Topia Mine, State of Durango, Mexico” prepared by David W. Rennie, P. Eng., and Tudorel Ciuculescu, M.Sc., P. Geo., of RPA Inc. (“RPA”) and dated February 27, 2013,

  San Ignacio Project: “Technical Report on the San Ignacio Project Mineral Resource Guanajuato State, Mexico” prepared by Michael F. Waldegger, P.Geo. of MFW Geoscience Inc. (“MFW”), a “Qualified Person” under NI 43-101 and independent of the Company, and dated June 25, 2012 (effective date: March 31, 2012), and

  El Horcon Project: “NI 43-101 Report on the El Horcon Project – Mineral Resource Estimation for the Diamantillo, Diamantillo HW, Natividad, & San Guillermo Zones as of August 31, 2013” prepared by Robert F. Brown, P. Eng dated September 26, 2013.

A Prospectus Supplement containing the specific terms of an offering of Securities will be delivered to purchasers of such Securities together with this Prospectus and will be deemed to be incorporated by reference into this Prospectus as of the date of such Prospectus Supplement, but only for the purposes of the offering of Securities covered by that Prospectus Supplement.

Upon a new annual information form and related annual financial statements being filed by us with, and where required, accepted by, the applicable securities regulatory authority during the currency of this Prospectus, the previous annual information form, the previous annual financial statements and all interim financial statements, material change reports and information circulars and all Prospectus Supplements filed prior to the commencement of the Company’s financial year in which a new annual information form is filed shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Securities hereunder.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been or will be filed with the SEC as part of the registration statement of which this Prospectus forms a part: (i) the documents set out under the heading “Documents Incorporated by Reference”; (ii) the consents of the Company’s auditor, legal counsel and technical report authors; and (iii) the powers of attorney from the directors and certain officers of the Company. A copy of the form of warrant indenture or subscription receipt agreement, as applicable, will be filed by post-effective amendment or by incorporation by reference to documents filed or furnished with the SEC under the U.S. Exchange Act.

ADDITIONAL INFORMATION

The Company has filed with the SEC a registration statement on Form F-10 relating to the Securities. This Prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement, certain items of which are contained in the exhibits to the registration statement as permitted by the rules and regulations of the SEC. Statements included or incorporated by reference in this Prospectus about the contents of any contract, agreement or other documents referred to are not necessarily complete, and in each instance you should refer to the exhibits for a more complete description of the matter involved. Each such statement is qualified in its entirety by such reference.

The Company is subject to the information requirements of the U.S. Exchange Act and applicable Canadian securities legislation and, in accordance therewith, file reports and other information with the SEC and with the securities regulators in Canada. Under MJDS adopted by the United States and Canada, documents and other information that the Company files with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States. As a foreign private issuer within the meaning of rules made under the U.S. Exchange Act, the Company is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and the Company’s officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. In addition, the Company is not required to publish financial statements as promptly as United States companies.

You may read any document that the Company has filed with the SEC at the SEC’s public reference room in Washington, D.C. You may also obtain copies of those documents from the public reference room of the SEC at 100 F Street, N.E., Washington, D.C. 20549 by paying a fee. You should call the SEC at 1-800-SEC-0330 or access its website at www.sec.gov for further information about the public reference rooms. You may read and download some of the documents that the Company has filed with the SEC’s EDGAR system at www.sec.gov. You may read and download any public document that the Company has filed with the Canadian securities regulatory authorities under the Company’s profile on the SEDAR website at www.sedar.com.

ENFORCEABILITY OF CIVIL LIABILITIES AGAINST NON-U.S. PERSONS

The Company is a corporation existing under the Business Corporations Act (British Columbia). Most of the Company’s directors and officers, and some or all of the experts named in this Prospectus, are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets, and substantially all of the Company’s assets, are located outside the United States. The Company has appointed an agent for service of process in the United States, but it may be difficult for holders of Common Shares who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of Common Shares who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon the Company’s civil liability and the civil liability of its directors, officers and experts under the United States federal securities laws.

The Company filed with the SEC, concurrently with its registration statement on Form F-10 of which this Prospectus is a part, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Company appointed DL Services Inc. as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Company in a United States court arising out of or related to or concerning the offering of the Securities under this Prospectus.